04046161

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolters Kluwer NV

*CURRENT ADDRESS Apollolaan 153
P.O. Box 75248
NL 1070 AE
Amsterdam, The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

FILE NO. 82- 2683 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

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DAT : 11/16/04

WoltersKluwer

PRESS RELEASE

August 12, 2003

Wolters Kluwer reports results for the first half of 2003
Emphasis on cost savings and restructuring programs

Financial performance

- First half results affected by currency, continued economic slowdown, divestments of non-core activities and investments in restructuring programs for future growth
- Benchmark ordinary net income[1] of EUR 120 mln. Adjusted for currency, the benchmark declined 26% over the first half (compared with a 31% decline over the first quarter of 2003)
- Ordinary free cash flow increased by EUR 32 mln due to strong emphasis on working capital control; net debt reduced by 29%
- Significant cost reduction program targeted for full year of at least EUR 70 mln
- Revenues EUR 1,609 mln; electronic revenues increased to 34% of total continuing revenues. Operating income (EBITA) EUR 230 mln

Outlook

- Outlook full year 2003: Stronger second half, but benchmark ordinary net income at constant currency expected to be significantly below that of last year

Near term actions

- Restructuring programs aimed at quality, efficiency and cost improvements, while maintaining investment levels in new product development
- Plans are underway to leverage solid market positions to gain benefits in second half and thereafter
- Strategic update from the new Chairman Executive Board on October 30, 2003

Benchmark figures

EUR million	**HY 2003**	HY 2002	Change	Change at constant currencies
Revenues	**1,609**	1,917	-16%	-6%
EBITDA[2]	**283**	408	-31%	
EBITA[2]	**230**	347	-34%	-24%
EBITA margin %	**14**	18		
Ordinary net income	**120**	194	-38%	-26%
Net income	**-115**[3]	32		

EPS[4]	**€ 0.42**	€ 0.66	-36%	
Ordinary free cash flow	**74**	42	+76%	
Ordinary free cash flow per share 'fully diluted'	**€ 0.23**	€ 0.15	+53%	
Average number of FTEs	**19,701**	20,132	-2%	

[1] *Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*
[2] *Before exceptional items*
[3] *After EUR 155 mln impairment charge (before tax)*
[4] *Ordinary EPS before amortization of intangible fixed asset, based on weighted average number of shares 'fully diluted'*

Variances	Revenues		EBITA[1]		Ordinary net income[2]	
	EUR million	*% change*	*EUR million*	*% change*	*EUR million*	*% change*
HY 2002	*1,917*		*347*		*194*	
Organic	-64	-3	-65	-19	-43	-22
Acquisitions	+51	+2	+5	+2	+3	+1
Divestments	-95	-5	-24	-7	-10	-5
Currency	-200	-10	-33	-10	-24	-12
HY 2003	*1,609*	*-16*	*230*	*-34*	*120*	*-38*

Rob Pieterse, Chairman of the Executive Board of Wolters Kluwer, commented:

"We have indicated during the year that 2003 would be challenging. Current market circumstances reinforce this with trading conditions difficult and currency working against us. Nevertheless, much has been achieved – financial controls and reporting have been tightened, net debt reduced, cost controls and the restructuring program accelerated, all of which will produce benefits from the second half onwards.

Looking further ahead, the new executive team will seek to capitalize on the valuable market positions that Wolters Kluwer has built and therefore looks forward to the future with confidence."

Achievements during the first six months

During the first half of the year trading conditions remained difficult and as a result, revenues for the first half fell 16% to EUR 1,609 mln. At constant currency, revenues declined 6%. Against this background, we have implemented initiatives during the first half to support a stronger second half and build on our solid market positions.

Organization

- New executive team and organization in place
- Investment in North America: restructuring into customer facing groups, appointment of CEOs, and other management changes
- Management changes in LTB Europe (United Kingdom and Belgium) and Education (United Kingdom and the Netherlands)

Cost reduction programs

- Significant cost reductions across all clusters, driven by efficiency gains and reductions in staff. Results expected predominantly in the second half of this year, with a target of at least EUR 70 mln for full year
- Organic staff reduction of 500 FTEs already achieved

Revenue generation

- Electronic revenues make up 34% of total continuing revenues
- Reinvesting in publishing programs across all clusters
- Acquisition of six companies, largely in Europe, with total estimated annualised revenues of approximately EUR 41 mln

[1] *Before exceptional items*

[2] *Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*

WoltersKluwer

Outlook full year 2003

We have previously stated that 2003 will be a challenging year and that we do not see a short-term improvement in external trading conditions. Current market conditions reinforce this and, as a result, the benchmark ordinary net income at constant currencies is expected to be significantly below that of last year and lower than the level indicated in May. The second half of the year will be stronger than the first, as has been the case historically, and will also show the benefits of recent accelerated cost cutting and restructuring efforts.

With valuable market positions and a strong focus on cash generation, the medium and long-term prospects remain sound. The strategic update, to be held on October 30, will provide guidance from the new Chairman of the Executive Board on the medium and long-term direction, and the opportunities that management plans to exploit.

Performance of the clusters

Legal, Tax & Business Europe

			Change			
Million	HY 2003	HY 2002	*Organic*	*Acquisitions/ Divestment*	*Currency*	*Total*
Revenues (EUR)	628	621	-1%	+4%	-2%	+1%
Breakdown revenues (EUR)						
- Internet/on-line	*59*	*47*				
- CD-ROM	*115*	*121*				
- Print/services	*454*	*453*				
EBITDA (EUR)	125	134				
EBITA (EUR)	103	113	-10%	+3%	-2%	-9%
EBITA margin %	17	18				
Capex	19	26				
FTEs (average)	8,048	7,825				

Legal, Tax & Business Europe was the first cluster where we implemented a restructuring program focused on six core markets. We already see positive and promising results from the restructuring. Positive developments can be seen by the improving revenue growth rates in Italy, Scandinavia, Central and Eastern Europe, Spain and in our Teleroute business. Non-advertising related revenues in the Netherlands have also improved. The Italian and Spanish software companies reported strong results due to new tax developments. The transition from print towards electronic revenues resulted in 28% electronic revenues (including 9% Internet/on-line revenues).

However, the slow economic environment affected the business, especially in the United Kingdom where, as a result, we have implemented even stricter cost control and management changes. In Belgium we are working on improving results with a turnaround plan, which includes reinvestment in our publishing programs and staff reductions (approximately 150 FTEs). Advertising revenues, mainly in France and the Netherlands, also decreased.

For the rest of the year, the focus will be on cost reduction and the implementation of major initiatives to drive organic growth and infrastructure enhancements in several parts of this cluster. Despite the economic environment, our strong market positions in Europe have allowed us to maintain market share, giving us confidence in future growth.

Legal, Tax & Business North America

Million		HY 2003	HY 2002	Change Organic	Acquisitions/ Divestment	Currency	Total
Revenues	(USD)	531	555				
	(EUR)	481	621	-7%	+3%	-18%	-22%
Breakdown revenues	*(USD)*						
- Internet/on-line		136	124				
- CD-ROM		135	139				
- Print/services		260	292				
EBITDA	(USD)	124	161				
	(EUR)	112	180				
EBITA	(USD)	104	142				
	(EUR)	94	158	-26%	0%	-14%	-40%
EBITA margin %		20	25				
Capex	(USD)	14	21				
	(EUR)	12	21				
FTEs (average)		6,563	6,423				

Earlier this year, we announced a comprehensive reorganization of the cluster into customer facing groups to improve our understanding of customer needs. This will allow us to accelerate new product development and achieve greater efficiency across our operating companies. We also have implemented significant cost reduction programs, along with the appointment of new CEOs in the customer facing units.

Partly as a result of the restructuring of Legal, Tax & Business North America, we see a stabilization of the underlying business of CCH US Publishing, with a solid subscription retention level, despite the tough market conditions. CCH Tax Compliance and Canada showed good growth. The transaction-based business, Legal Information Services, while significantly impacted by the weak merger & acquisition markets, is gaining market share in the representation business. Electronic revenues are now 51% of cluster revenues and Internet/online revenues continue to grow and represent now 26% of the total.

The economic slowdown affected all of our businesses in the United States. Aspen Publishers and Bankers Systems Inc. were particularly affected and we have accelerated our restructuring plans at both companies in terms of new product programs, product line pruning, and staff reductions.

Legal, Tax & Business Asia Pacific

Million		HY 2003	HY 2002	Change Organic	Acquisition/ Divestment	Currency	Total
Revenues	(AUD)	59	55				
	(EUR)	33	32	-1%	+9%	-7%	+1%
Breakdown revenues	*(AUD)*						
- Internet/on-line		6	6				
- CD-ROM		10	9				
- Print/services		43	40				
EBITDA	(AUD)	9	9				
	(EUR)	5	5				
EBITA	(AUD)	7	7				
	(EUR)	4	4	+1%	+1%	-6%	-4%
EBITA margin %		12	13				
Capex	(AUD)	1	3				
	(EUR)	1	2				
FTEs (average)		614	558				

Wolters Kluwer

Although the momentum for growth is returning to the region, revenues of the cluster were affected by decreased performance of CCH Software. Significant benefits will be derived from shared services initiatives across the region along with cost reduction plans, which are being implemented.

Health

				Change			
Million		HY 2003	HY 2002	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	(USD)	333	334				
	(EUR)	302	373	-1%	+1%	-19%	-19%
Breakdown revenues	*(USD)*						
- Internet/on-line		86	58				
- CD-ROM		25	33				
- Print/services		222	243				
EBITDA	(USD)	50	53				
	(EUR)	45	60				
EBITA	(USD)	42	46				
	(EUR)	38	51	-10%	+1%	-17%	-26%
EBITA margin %		13	14				
Capex	(USD)	10	7				
	(EUR)	9	7				
FTEs (average)		2,371	2,354				

Expected growth for this cluster continues to be above the average of Wolters Kluwer as a whole. Electronic revenues are now 33% of total cluster revenues and the Internet/online revenues represent 26% of the total.

Professional & Education performed very well, with strong revenue and cost management, especially in Nursing and Health Professional titles. The Clinical Tools division is also showing good performance. However, revenues were lower in the Medical Research division due to phasing of journal revenues, softness in the international arena (particularly Asia) and reduced advertising revenues. The Pharma division also experienced lower journal and book revenues.

The refocus of the Health cluster on four customer segments is well underway. The integration of Medi-Span and Facts and Comparisons is continuing on schedule. A major new book program at Professional & Education is underway, including new wins for society journals. Ovid introduced a series of customer-oriented products, such as LinkSolver, with positive early results.

Education

				Change			
Million		HY 2003	HY 2002	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	(EUR)	117	120	-2%	+1%	-2%	-3%
Breakdown revenues	*(EUR)*						
- Internet/on-line		7	5				
- CD-ROM		2	1				
- Print/services		108	114				
EBITDA	(EUR)	9	13				
EBITA	(EUR)	5	10	-44%	-2%	+2%	-44%
EBITA margin %		5	8				
Capex		4	6				
FTEs (average)		1,467	1,461				

Education has performed in line with our expectations. To support stronger performance, in the second half of the year and beyond, management is focusing on improving the effectiveness of sales and marketing, cost controls and the efficiency of the product development process. Management changes have been implemented in the United

Kingdom and the Netherlands. The German and Austrian operations are set to benefit from the introduction of new portfolio products.

Due to the academic season, the Education business is typically weighted towards the second half of the year. The widely reported reduction in government funded book budgets for primary education and adverse market conditions in the United Kingdom and Sweden also negatively impacted the cluster results.

Non-core business

EUR million	HY 2003	HY 2002	Change
Revenues	48	150	-67%
EBITA	0	25	n.a.
EBITA margin %	0	17	
FTEs (average)	544	1,440	-62%

We divested Kluwer Academic Publishers (international, science), Bohn Stafleu Van Loghum (Netherlands, non-international medical publishing) and ISBW (Netherlands, training). Cash proceeds from divestment were approximately EUR 500 mln. Ten Hagen & Stam (Netherlands, trade publisher) was taken off the market. A restructuring program that includes cost reductions, such as a decrease of 100 FTEs, and investments, has been put in place.

Comments on Financial Statement

Adoption of Dutch accounting guidelines

Wolters Kluwer will adopt Dutch accounting guidelines RJ 270 and RJ 271 for the period January 1, 2003 to December 31, 2003. As a consequence of these changes in accounting policies at year-end, an estimated amount of EUR 127 mln will be charged to shareholders' equity per January 1, 2003. It is furthermore expected that, for the full year 2003, revenues will be positively impacted and a slightly positive effect on EBITA. These accounting changes will bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS).

Cash flow

Wolters Kluwer cash flow developed positively over the past 12 months as a result of strong working capital control, showing an increase in cash flow from operating activities of 7%, from EUR 121 mln in HY 2002 to EUR 129 mln in HY 2003. The decline of EBITDA was more than offset by the positive development of working capital, lower financing costs and tax payments. Cash flow from investments improved significantly by EUR 673 mln as a result of lower fixed assets expenditure, limited acquisition spending and proceeds of divestitures. The higher cash flow from operating activities in combination with lower capital expenditure led to an improvement of the ordinary free cash flow, which increased from EUR 42 mln at HY 2002 to EUR 74 mln at HY 2003. The cash flow conversion rate was 83% (HY 2002 66%) reflecting the strict working capital control and the scrutinized capital expenditure.

Balance sheet

The Wolters Kluwer balance sheet strengthened further over the past 12 months. The net debt level was reduced by 29% from approximately EUR 3.0 bln in HY 2002 to EUR 2.1 bln in HY 2003, reflecting a higher cash position as a result of the strong operational cash flow, proceeds from divestments as well as the impact of foreign exchange hedging transactions that reduced net debt. Fixed assets declined by approximately EUR 1.2 bln as a result of exchange rate differences, amortization of goodwill and impairments, and divestments.

Wolters Kluwer's key ratios improved over the first six months of the year compared to the first half of 2002. The net debt to EBITDA ratio decreased from 3.2 to 2.8 whilst the

net debt to shareholders equity ratio improved from 2.3 to 2.0. Finally, the interest coverage ratio improved slightly on a 12 month rolling basis.

Delisting Swiss Exchanges listing

Wolters Kluwer has decided to delist the (depository receipts of) ordinary shares of Wolters Kluwer nv from the Swiss Exchanges with effect from September 26, 2003. The main reason for this decision is the current small trading volume of the shares on Swiss Exchanges.

Forward-looking statement

This trading statement contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor

About Wolters Kluwer

Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Preliminary figures full year 2003 - January 2004

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

CONSOLIDATED PROFIT AND LOSS ACCOUNT

HY1 2003

EUR million, except per share data	HY1 2003		HY1 2002	
Revenues		1,609		1,917
Cost of raw materials, subcontracted work and other external expenses	416		516	
Personnel costs	580		612	
Depreciation	53		61	
Other operating expenses	330		381	
Total operating costs		1,379		1,570
Operating income before amortization of intangible fixed assets (EBITA) (1)		230		347
Amortization of intangible fixed assets		-291		-174
Operating income after amortization of intangible fixed assets (1)		-61		173
Financing results		-58		-74
Income before taxation (1)		-119		99
Taxation on income		-10		-67
Income after taxation (1)		-129		32
Minority interests		-4		-2
Results on divestments (before taxation)	21		2	
Taxation on results on divestments	-3		0	
Results on divestments (after taxation)		18		2
Net income		-115		32

Benchmark figures				
Revenues		1,609		1,917
EBITDA (1)		283		408
EBITA (1)		230		347
EBITA margin %		14.3%		18.1%
Ordinary net income before amortization of intangible fixed assets (1)		120		194
EPS before amortization of intangible fixed assets and results on divestments 'fully diluted' (2)	EUR	0.42	EUR	0.66

Reconciliation between net income and benchmark figure		
Net Income	-115	32
Amortization of intangible fixed assets	291	174
Tax on amortization	-38	-10
Results on divestments (after taxation)	-18	-2
Ordinary net income before amortization of intangible fixed assets (1)	120	194

(1) Before exceptional items

(2) Based on weighted average number of shares 'fully diluted' 316.92 312.92

WoltersKluwer

CONSOLIDATED BALANCE SHEET
June 30, 2003

EUR million, except per share data	June 30, 2003		June 30, 2002	
Fixed assets				
Intangible fixed assets	3,290		4,399	
Tangible fixed assets	271		303	
Financial fixed assets	17		30	
Total fixed assets		3,578		4,732
Current assets				
Stocks/inventories	166		217	
Accounts receivable	1,102		1,005	
Cash and cash equivalents	723		42	
Total current assets	1,991		1,264	
Current liabilities	-1,257		-1,340	
Working capital		734		-76
Capital employed		**4,312**		**4,656**
Long-term loans				
Subordinated bond loans	409		595	
Bond loans	1,527		1,527	
Loans from credit institutions	50		55	
Total long-term loans		1,986		2,177
Provisions		346		254
Convertible bond loan		700		700
Minority interests		5		3
Perpetual cumulative subordinated bond		225		225
Shareholders' equity				
Issued share capital	35		34	
Share premium reserve	93		93	
Revaluation reserve	0		218	
Other reserves	922		952	
Total shareholders' equity		1,050		1,297
Total financing		**4,312**		**4,656**
Net interest bearing debt (1)		2,122		2,993
Guarantee equity (2)		1,873		2,120
Shareholders' equity to total assets		19%		22%
Guarantee equity to total assets		34%		35%

(1) Defined as: sum of total long-term loans, convertible bond loan, perpetual cumulative subordinated bond, cash loans, minus cash and cash equivalents and value of related swaps and forward exchange contracts

(2) Defined as: sum of subordinated bond loans, minority interests, perpetual cumulative subordinated bond and total shareholders' equity.

WoltersKluwer

CONSOLIDTED CASH FLOW STATEMENT
HY1 2003

EUR million, except per share data	HY1 2003		HY1 2002	
Operating income before amortization of intangible fixed assets (EBITA) (1)	230		347	
Depreciation	53		61	
EBITDA (1)	283		408	
Autonomous movements in working capital	-42		-116	
Cash flow from operations		241		292
Financing costs	-71		-77	
Paid corporate income tax	-39		-79	
Appropriations of reorganization provisions	-5		-17	
Other	3		2	
		-112		-171
Cash flow from operating activities		129		121
Net expenditure fixed assets	-49		-63	
Appropriation of acquisition provisions	-6		-16	
Acquisition spending	-56		-203	
Divestment of activities	502		0	
Cash flow investments		391		-282
Cash flow surplus/ (deficit)		520		-161
Exercise stock options	0		2	
Movement in long term loans	-1		55	
Movement in bank debts	0		2	
Repurchased shares	-10		0	
Dividend payment	-74		-92	
Cash flow financing		-85		-33
Net cash flow		435		-194
Cash and cash equivalents as at January 1	293		239	
Exchange differences on cash and cash equivalents	-5		-3	
		288		236
Cash and cash equivalents as at June 30		723		42

Benchmark figures				
Ordinary free cash flow		74		42
Ordinary free cash flow per share 'fully diluted' (2)	EUR	0.23	EUR	0.15

Reconciliation between cash flow from operating activities and benchmark figure

	2003	2002
Cash flow from operating activities	129	121
Net investments in fixed assets	-49	-63
Appropriations of acquisition provisions	-6	-16
Ordinary free cash flow	74	42
(1) Before exceptional items		
(2) Based on weighted average number of shares 'fully diluted'	316.92	312.92

WoltersKluwer

PRESS RELEASE

Note to the Editor:

All financial information contained in this press release, unless otherwise indicated, is presented in accordance with new Dutch GAAP principles, which became mandatory as of January 1, 2003. We will refer to these as new accounting principles (NAP).

It is important to note that this is the first time Wolters Kluwer is reporting in New Accounting Principles (NAP) and that all previous press releases and financial communications have been in old accounting principles (OAP), including the preliminary results press release on February 5, 2004 in which the 2003 results were first reported.

Therefore, we have taken care to present our results under both old and new accounting principles to allow for comparisons from previously released information - see annexes.

WoltersKluwer

PRESS RELEASE

Amsterdam (March 8, 2004) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company, reported today its results for the year ended December 31, 2003.

Performance in line with expectations as business stabilizes and improves.

Highlights for 2003 include:*

- New three-year strategy to invest in growth around leading market positions, restructure the cost base, and reorganize to deliver growth, is firmly in place
- Strong revenue growth in Canada, Italy, CEE and Spain, Tax Compliance, Teleroute, and Health's Professional & Education unit
- Cost savings of € 79 million achieved; one-third structural, including an organic reduction of 521 FTEs
- Senior management team strengthened with new appointments in all divisions
- Ordinary net income of € 349 million declined 8% in constant currencies (OAP €343 million; declined 12% in constant currencies compared with 26% decline in half year 2003)
- Revenues € 3,436 million (OAP € 3,352 million); ordinary EBITA € 610 million (OAP € 601 million) before exceptional items; ordinary EBITA margin 18%
- Net debt reduced 29% from € 2.7 billion to € 1.9 billion, largely due to successful bond buy back of € 1.1 billion and new bond issue of € 700 million
- Ordinary EPS € 1.18 (OAP EPS € 1.16)
- Dividend maintained at € 0.55 for 2003

Commenting on the company's results, Nancy McKinstry, Chairman of the Executive Board of Wolters Kluwer, said: "The implementation of our new strategy set out at the end of October is well underway, and we are encouraged by the improved results in the 4th quarter. We are reiterating the outlook we provided on October 30th and the foundation we have put in place provides me confidence in the long-term future of Wolters Kluwer."

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	3,436	3,969	(13)	(4)
Ordinary EBITA	610	763	(20)	(10)
Ordinary EBITA margin (%)	18	19		
EBITA	514	763		
EBITA margin (%)	15	19		
Ordinary Net Income	349	442	(21)	(8)
Ordinary EPS (fully diluted)	€ 1.18	€ 1.50		
Dividend	€ 0.55	€ 0.55		
Free Cash Flow	393	400		
Free Cash Flow per share (fully diluted)	€ 1.32	€ 1.36		
Average Number of FTEs	19,540	20,284		

Comparable GAAP Measures € million	**2003**	**2002**
Operating Income	114	669
Operating Income margin (%)	3	17
Net Income	(69)	382
EPS	(0.24)	1.34
EPS (fully diluted)	(0.24)	1.30

*Note: "Ordinary" refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. "Ordinary" figures are non-GAAP compliant financial figures, but are internally regarded as key financial measures. Unless otherwise specifically stated in this Press Release, all financial information is presented in accordance with Dutch GAAP principles **(NAP)**, which became mandatory as of January 1, 2003. To facilitate comparisons with information previously disclosed, figures in old accounting principles **(OAP)** are given in the annexes. 2002 figures have been restated for changes reflecting some of the non-core businesses moving to divisions.

2003 was a year of change for Wolters Kluwer. The new strategy, announced in October, detailed a three-year plan to invest in growth around leading market positions, to reduce costs through structural improvements, and to reorganize the business to deliver growth. This strategy is firmly in place and tracking according to our expectations. In the 4th quarter of 2003, Wolters Kluwer began to see its business stabilize and improve, particularly in North America.

Ordinary net income for 2003 was down 8% in constant currencies (OAP down 12% in constant currencies) in line with our previously given outlook. Ordinary EBITA margin of 18% was slightly higher than expectations and was driven by improved revenue performance in the 4th quarter in North America and by additional cost efficiencies in all divisions. Cost reductions achieved from the specific savings programs and restructuring initiatives in place in 2003 were € 79 million, compared to expectations of € 70 million. Approximately one-third of these savings are structural. The remaining cost savings came from one-time reductions in bonuses, travel, profit sharing, and other personnel expenses.

Organic revenues declined by 2%, reflecting challenging economic conditions, underperformance at some operating units, and the lack of major new legislation. Despite these factors, Wolters Kluwer experienced strong growth in Canada, Italy, Central Europe, Scandinavia, Spain, Teleroute, Tax Compliance, and the Professional & Education unit of the Health division.

Nancy McKinstry, who assumed the position of Chairman in September 2003, added: "Our goal for 2004 is to restore top line growth while continuing our work to establish an appropriate cost base for Wolters Kluwer."

2003 Financial Overview

Revenues in 2003 decreased to € 3,436 million (-4% at constant currencies). Organic revenue growth declined by –2%. Ordinary EBITA decreased to € 610 million (-10% at constant currencies). Ordinary net income was € 349 million (-8% at constant currencies). "Fully diluted" ordinary EPS, based on the weighted average number of shares, was € 1.18 (2002: € 1.50).

Operating income decreased to € 114 million, net income decreased to € –69 million in 2003, and fully diluted EPS was € -0.24.

In 2003, Wolters Kluwer had a modest acquisition program designed to complement our portfolio and strengthen leading market positions. Annualized revenue contribution from these acquisitions amounted to € 59 million. Two major acquisitions were CEDAM, a leading Italian legal publisher, and TyMetrix, a provider of legal e-billing services in the U.S.

The sale of non-core businesses continued in 2003, including the divestment of ISBW of the Netherlands, the public law assets of Kluwer Law International, and the education assets of Aspen Publishers.

Free cash flow remained strong at € 393 million (2002: € 400 million). Net debt decreased 29% from € 2.7 billion in 2002 to € 1.9 billion, as a result of significant restructuring of our balance sheet.

For 2003, Wolters Kluwer maintained its dividend at € 0.55 per share. As in previous years, shareholders may choose between a cash or stock dividend.

2003 Cluster Overview

Legal, Tax & Business Europe

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	1,279	1,266	1	3
Ordinary EBITA	209	228	(8)	(7)
Ordinary EBITA margin (%)	16	18		
CAPEX	35	58		
FTEs (average)	8,009	7,868		

Legal, Tax & Business Europe (LTBE) experienced good performance and organic growth in Italy, Central Europe, Spain, Scandinavia and Teleroute in 2003. Performance in the Netherlands and the UK was disappointing, primarily due to the economic situation, weak advertising and business consulting markets, and stagnant legislative environments. In Belgium, improvements were made with stabilized sales and strong cost savings, driven by restructuring actions.

As of January 1, 2004, LTBE became known as Legal, Tax & Regulatory Europe (LTRE). The focus on growing online products and software tools will continue during 2004. Greater emphasis will be placed on launching new products and using LTRE's European Internet Platform as the standard for all Internet offerings. LTRE will leverage across Europe its success in Italy, where it has combined content, software, and services into new products.

The drive towards a common financial system, "Project Symphony", is on track and, when fully implemented, will provide substantial cost savings. Importantly, LTRE will develop a more aggressive restructuring plan in the Netherlands and complete execution of its plans in Belgium and the UK.

Legal, Tax & Business North America

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	1,025	1,229	(17)	0
Ordinary EBITA	267	319	(16)	2
Ordinary EBITA margin (%)	26	26		
CAPEX	30	48		
FTEs (average)	6,464	6,439		

In 2003, Legal, Tax & Business North America was split into two new divisions to reflect its major markets: Corporate & Financial Services (CFS) and Tax, Accounting & Legal (TAL). Good revenue growth was achieved at CCH Legal Information Services, Tax Compliance, and CCH Canada driven by solid sales of new software solutions and market share gains. Aspen's performance stabilized with the correction of systems problems. Aspen's revenue declined by approximately $40 million, after deliberate management action to focus the product line on the legal market, divest non-core product lines, and eliminate aggressive marketing practices that led to higher product return levels.

Despite economic challenges, the Financial Services business (which includes market leader Bankers Systems, Inc.) grew its recurring revenue and software customer base, invested significantly in new product development, and entered into an agreement to provide a large national bank with an integrated banking compliance solution (Expere). CFS also successfully acquired Atchley Systems, Inc., which expands its reach into the increasingly important area of anti-money laundering. Corporate Legal Services (which includes the CCH Legal Information Systems business) gained market share in the representation business, providing a strong foundation for 2004. In addition, demand for corporate and UCC services improved in the 4th quarter, as the number of business formations and financing transactions increased.

In the Tax, Accounting & Legal (TAL) division, the integration of CCH Publishing, CCH Tax Compliance and Aspen was begun. In the tax market, Tax Compliance continues to gain market share by offering new software solutions to its customers. In the research market, CCH's position was strengthened with the launch of an enhanced version of TRN (Tax Research Network), our leading tax Internet product. The legal group, composed of CCH legal products and Aspen, renewed their focus on the legal segment by streamlining its product lines and launching new integrated libraries.

In both divisions, significant cost savings were achieved resulting in operating margin levels of 26% for the full year. In 2004, the CFS and TAL divisions will move to shared services for select HR, finance, and technology functions as part of ongoing efforts to reduce the cost base. Other efforts will include consolidating technology platforms and real estate holdings.

Legal, Tax & Business Asia Pacific

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	67	65	3	5
Ordinary EBITA	10	9	11	11
Ordinary EBITA margin (%)	15	14		
CAPEX	2	2		
FTEs (average)	621	601		

Revenues in Legal, Tax & Business Asia Pacific increased by 3% overall. CCH Asia's revenue growth was adversely affected by the SARS outbreak in the 1st quarter, however, cost saving measures improved profitability. A strong turnaround during the second half of the year was the result of substantial improvements at Diskcovery/Ringtail, our legal software business.

Beginning in 2004, results for Legal, Tax & Business Asia Pacific will be reported as part of the newly formed TAL division.

Health

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	663	793	(16)	(1)
Ordinary EBITA	103	130	(21)	(5)
Ordinary EBITA margin (%)	16	16		
CAPEX	20	21		
FTEs (average)	2,351	2,366		

2003 saw continued implementation of the Health division reorganization plan. Today, the four market facing business units have an exclusive focus on the health market following the successful divestiture of Kluwer Academic Publishers. The revitalization of the core publishing program is achieving positive results, as evidenced by good organic growth in the Professional & Educational business unit. Ovid's on-line revenues continue to grow through a combination of increased market penetration, particularly among international customers, and usage growth. Facts & Comparisons - the source for drug information by pharmacists - was successfully combined with the Medi-Span electronic platform. A significant journal publishing contract was signed with the American College of Obstetrics and Gynecology. In addition, Health launched a new journal, *Nursing Made Incredibly Easy*.

While significant strides were made in 2003, performance fell short of expectations due to pressures on the journal business, flat library budgets, the weak advertising market (7% of revenues) and the bankruptcy of one of our larger European distributors.

In 2004, Health will continue to expand its core publishing content, to drive OVID on-line growth, and to pursue opportunities in the pharmaceutical and clinical tools markets. Development of products that combine Health's broad database of proprietary content with technology aimed at improving medical results and reducing errors is central to this division's growth strategy. In addition, Health will work with the other divisions in North America to reduce costs by developing shared services for selective functions.

Education

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	302	313	(3)	(2)
Ordinary EBITA	54	56	(3)	(2)
Ordinary EBITA margin (%)	18	18		
CAPEX	6	11		
FTEs (average)	1,481	1,486		

In Education, management was strengthened by new appointments across the business. Revenue was below expectations due to reduced government funding, but significant cost savings measures allowed the division to maintain its margins. Overall, market share positions remained stable.

In 2004, with new operating management in place and more focus on marketing and sales, Education is well positioned to take advantage of the expected introduction of new curriculum in its core markets. Our strategy is focused on investing to reinforce and maintain the company's

number one position in the textbook market by developing innovative products to meet the needs of the new curriculum. In addition, Education will expand market share by creating mixed media solutions and pursuing growth in adjacent markets, such as the Moorehouse Black business in the UK. Education also will continue to make reductions in its cost base, focusing on efficiencies from shared back office services.

Non-core

€ million (except as otherwise indicated)	2003	2002
Revenues	100	303
Ordinary EBITA	10	58
Ordinary EBITA margin (%)	10	19
CAPEX	1	4
FTEs (average)	525	1,432

Non-core full year 2003 figures impacted by the divestments of non-core activities (predominantly Kluwer Academic Publishers).

The sale of non-core businesses continued in 2003 including the divestment of ISBW in the Netherlands, the public law assets of Kluwer Law International, and the education assets of Aspen Publishers. Beginning in 2004, Wolters Kluwer will no longer account separately for non-core activities. These will be included in the financial results of the relevant divisions.

Corporate

The EBITA of the Corporate office was € -43 million (2002: € -37 million).

Organization and management

Nancy McKinstry assumed the position of Chairman of Wolters Kluwer on September 1, 2003, succeeding former Chairman Rob Pieterse, who retired at the end of August 2003. As of May 1, 2003, Boudewijn Beerkens, CFO, was appointed as a member of the Executive Board.

As of January 1, 2004, the cluster structure within Wolters Kluwer was changed to a divisional structure, with its operations organized into five divisions focused on key market segments. The divisions are: Health; Corporate & Financial Services; Tax, Accounting & Legal; Legal, Tax & Regulatory Europe; and Education.

Notes to Editors

A presentation on Wolters Kluwer's 2003 Full Year Results will be webcast on Monday, March 8 at 15:00 CET. To register for this webcast, please visit www.wolterskluwer.com.

2003 Financial Reporting

In the 2003 annual accounts, Wolters Kluwer has adopted Dutch accounting guidelines RJ 270, RJ 271 and RJ 160 for the period January 1, 2003 to December 31, 2003. These accounting changes bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS) and are referred to as New Accounting. Unless otherwise specifically stated in this Press Release, all financial information is presented in accordance with new accounting principles.

Forward-looking statement

This announcement might contain forward-looking statements, which may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Wolters Kluwer

Wolters Kluwer (www.wolterskluwer.com) is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate/financial, legal/regulatory and education sectors. Wolters Kluwer has 2003 annual revenues of € 3.4 billion, employs approximately 19,500 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2004 Calendar

Publication of Annual Report	April 6, 2004
Annual Meeting of Shareholders	April 21, 2004
Investor/Analyst Day (CFS Division)	April 27, 2004
Q1 2004 Results	May 13, 2004
HY 2004 Results	August 10, 2004
Q3 2004 Results	November 17, 2004

Wolters Kluwer Contacts

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Tel: +31 (0)20 6070 407
ir@wolterskluwer.com

Media
Caroline Wouters
Manager, External Communications
Tel: +31 (0)20 6070 459
press@wolterskluwer.com

Visit www.wolterskluwer.com

ANNEX 1 - Consolidated Profit and Loss account (NAP)

(in millions of euros (except as otherwise indicated)		2003		2002 Restated
Revenues		3,436		3,969
Exceptional other income / results from divestments		23		321
Cost of raw materials, subcontracted work and other external expenses	947		1,145	
Salaries and wages	939		1,016	
Social security charges and pensions	193		197	
Other operating expenses	635		730	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense	96		-	
Total operating expenses		3,345		3,621
Operating income		114		669
Financing results		(114)		(141)
Income before taxation		-		528
Taxation on income		(64)		(136)
Income after taxation		(64)		392
Non consolidated and minority interests		(5)		(10)
Net income		(69)		382
EPS		EUR (0.24)		EUR 1.34
EPS "fully diluted"		EUR (0.24)		EUR 1.30

	2003	2002 Restated
Reconciliation Ordinary EBITA		
Operating income	114	669
Exceptional other income / results from divestments	(23)	(321)
Amortization of intangible fixed assets	423	415
Exceptional restructuring expense	96	-
Ordinary EBITA	610	763
Reconciliation Ordinary net income		
Net income (A)	(69)	382
Amortization of intangible fixed assets	423	415
Tax on amortization	(46)	(48)
Exceptional other income / results from divestments (after taxation)	(20)	(307)
Exceptional restructuring expense (after taxation)	61	-
Ordinary net income (B)	349	442

		2003		2002 Restated
Free Cash Flow (C)		393		400
Per share data*				
Weighted average number of shares in millions (D)		289.8		284.3
Weighted average number of shares fully diluted in millions (E)		309.3		306.2
Correction to income of 2.5% convertible bond (net of taxes) on assumed conversion (F)		15.9		16.4
Ordinary EPS (B:D)	EUR	1.20	EUR	1.55
Ordinary EPS fully diluted (minimum of ordinary EPS and (B+F):E)	EUR	1.18	EUR	1.50
EPS (A:D)	EUR	(0.24)	EUR	1.34
EPS fully diluted (minimum of EPS and (A+F):E)	EUR	(0.24)	EUR	1.30
Free cash flow per share fully diluted ((C+F/E)	EUR	1.32	EUR	1.36

* *Stock options only assumed converted if in-the-money*

ANNEX 2 - Consolidated Balance Sheet (NAP)

in millions of euros		2003		2002 Restated
Fixed assets				
Intangible fixed assets	3,042		3,791	
Tangible fixed assets	243		296	
Financial fixed assets	14		20	
Total fixed assets		3,299		4,107
Current assets				
Stocks/inventories	146		171	
Accounts receivable	1,195		1,590	
Cash and cash equivalents	404		293	
Total current assets	1,745		2,054	
Deferred income	(617)		(675)	
Trade creditors	(268)		(284)	
Other current liabilities	(468)		(612)	
Current liabilities	(1,353)		(1,571)	
Working capital		392		483
Capital employed		**3,691**		**4,590**
Long term loans				
Subordinated bond loans	410		410	
Bond loans	1,312		1,527	
Loans from credit institutions	84		53	
Convertible bond loan	490		700	
Perpetual cumulative subordinated bond	225		225	
Total long term loans		2,521		2,915
Provisions		306		394
Minority interests		3		3
Shareholders' equity				
Issued share capital	35		34	
Share premium reserve	92		93	
Non distributable reserve for translation differences	-		51	
Other reserves	734		1,100	
Total shareholders' equity		861		1,278
Total financing		**3,691**		**4,590**

Reconciliation Net interest bearing debt		
Long term loans	2,521	2,915
Cash and cash equivalents	(404)	(293)
Value of swap portfolio (within accounts receivable)	(252)	(149)
Short term loans (within other current liabilities)	35	191
	1,900	2,664

ANNEX 3 - Consolidated Cash Flow Statement (NAP)

		2003		2002 Restated
in millions of euros				
Operating income	114		669	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense	96		-	
Exceptional other income /results from divestments	(23)		(321)	
Autonomous movements in working capital	34		(39)	
Cash flow from operations		756		842
Financing costs	(134)		(131)	
Paid corporate income tax	(106)		(109)	
Appropriation of reorganization provisions	(24)		(28)	
Other	8		1	
		(256)		(267)
Cash flow from operating activities		500		575
Net expenditure fixed assets	(92)		(147)	
Appropriation of acquisition provisions	(15)		(28)	
Acquisition spending	(97)		(300)	
Divestments of activities	500		30	
Cash flow investments		296		(445)
Cash flow surplus		796		130
Exercise of stock options	-		1	
Swap gains	23		-	
Movements in long-term loans	(432)		(136)	
Movements in short-term borrowings	(184)		184	
Movements in bank debts	-		(5)	
Dividend payments	(75)		(92)	
Dividend on own shares	2		-	
Repurchased shares	(10)		(24)	
Cash flow financing		(676)		(72)
Net cash flow		120		58
Cash and cash equivalents as at January 1	293		239	
Exchange differences on cash and cash equivalents	(9)		(4)	
		284		235
Cash and cash equivalents as at December 31		**404**		**293**

	2003	2002 Restated
Reconciliation free cash flow		
Cash flow from operating activities	500	575
Net expenditure fixed assets	(92)	(147)
Appropriation of acquisition provisions	(15)	(28)
Free cash flow	**393**	**400**

ANNEX 4 - Consolidated Profit and Loss account (OAP)

in millions of euros (except as otherwise indicated)		2003		2002
Revenues		3,352		3,895
Exceptional other income / results from divestments		23		314
Cost of raw materials, subcontracted work and other external expenses	877		1,060	
Salaries and wages	939		1,016	
Social security charges and pensions	188		194	
Other operating expenses	635		730	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense / pension item	96		98	
Total operating expenses		3,270		3,631
Operating income		105		578
Financing results		(114)		(141)
Income before taxation		(9)		437
Taxation on income		(61)		(99)
Income after taxation		(70)		338
Non consolidated and minority interests		(5)		(10)
Net income		(75)		328
EPS		EUR (0.26)		EUR 1.15
EPS "fully diluted"		EUR (0.26)		EUR 1.13

	2003	2002
Reconciliation Ordinary EBITA		
Operating income	105	578
Exceptional other income / results from divestments	(23)	(314)
Amortization of intangible fixed assets	423	415
Exceptional restructuring expense / pension item	96	98
Ordinary EBITA	601	777
Reconciliation Ordinary net income		
Net income (A)	(75)	328
Amortization of intangible fixed assets	423	415
Tax on amortization	(46)	(48)
Exceptional other income / results from divestments (after taxation)	(20)	(303)
Exceptional restructuring expense /pension item (after taxation)	61	61
Ordinary net income (B)	343	453
Free Cash Flow (C)	393	400
Per share data*		
Weighted average number of shares in millions (D)	289.8	284.3
Weighted average number of shares fully diluted in millions (E)	318.7	314.6
Correction to income of 5% interest for stock options and 2.5% convertible bond (net of taxes) on assumed conversion (F)	25.5	25.7
Ordinary EPS (B:D)	EUR 1.18	EUR 1.59
Ordinary EPS fully diluted (minimum of ordinary EPS and (B+F):E)	EUR 1.16	EUR 1.52
EPS (A:D)	EUR (0.26)	EUR 1.15
EPS fully diluted (minimum of EPS and (A+F):E)	EUR (0.26)	EUR 1.13
Free cash flow per share fully diluted ((C+F/E)	EUR 1.31	EUR 1.35

* *Stock options assumed to be converted*

ANNEX 5

Consolidated Results

NAP	2003 (EUR millions)		2002 (EUR millions)	
	Revenues	Ordinary EBITA	Revenues	Ordinary EBITA
LTB Europe	1,279	209	1,266	228
LTB North America	1,025	267	1,229	319
LTB Asia Pacific	67	10	65	9
Health	663	103	793	130
Education	302	54	313	56
Non-Core	100	10	303	58
Corporate		(43)		(37)
Total	**3,436**	**610**	**3,969**	**763**

OAP	2003 (EUR millions)		2002 (EUR millions)	
	Revenues	Ordinary EBITA	Revenues	Ordinary EBITA
LTB Europe	1,271	215	1,258	234
LTB North America	993	249	1,214	326
LTB Asia Pacific	67	10	65	9
Health	630	103	749	131
Education	291	56	300	56
Non-Core	100	11	309	58
Corporate		(43)		(37)
Total	**3,352**	**601**	**3,895**	**777**

Key Figures OAP

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	3,352	3,895	(14)	(5)
Ordinary EBITA	601	777	(23)	(13)
Ordinary EBITA margin (%)	18	20		
EBITA	505	679		
EBITA margin (%)	15	17		
Ordinary Net Income	343	453	(24)	(12)
Ordinary EPS (fully diluted)	€ 1.16	€ 1.52		
Dividend	€ 0.55	€ 0.55		
Free Cash Flow	393	400		
Free Cash Flow per share (fully diluted)	€ 1.31	€ 1.35		
Average Number of FTEs	19,540	20,284		

WoltersKluwer
PRESS RELEASE

ANNEX 6

Legal, Tax & Business Europe

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	1,271	1,258	(21)	58	(24)	13
Ordinary EBITA (EUR)	215	234	(23)	8	(4)	(19)
Ordinary EBITA margin %	16.9	18.6				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	378	377	(10)	17	(6)	1
Ordinary EBITA (EUR)	85	91	(7)	2	(1)	(6)
Ordinary EBITA margin %	22.6	24.2				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	1,279	1,266	(21)	58	(24)	13
Ordinary EBITA (EUR)	209	228	(24)	9	(4)	(19)
Ordinary EBITA margin %	16.3	18.0				

Legal, Tax & Business North America

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD)	1,123	1,147				
(EUR)	993	1,214	(44)	20	(197)	(221)
Ordinary EBITA (USD)	282	308				
(EUR)	249	326	(24)	2	(55)	(77)
Ordinary EBITA margin %	25.1	26.8				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD)	334	337				
(EUR)	283	339	(1)	2	(57)	(56)
Ordinary EBITA (USD)	111	114				
(EUR)	95	117	(4)	1	(19)	(22)
Ordinary EBITA margin %	33.1	33.8				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD)	1,158	1,160				
(EUR)	1,025	1,229	(22)	20	(202)	(204)
Ordinary EBITA (USD)	302	302				
(EUR)	267	319	4	2	(58)	(52)
Ordinary EBITA margin %	26.1	26.0				

Legal, Tax & Business Asia Pacific

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	117 67	113 65	-	3	(1)	2
Ordinary EBITA (AUD) (EUR)	17 10	15 9	1	-	-	1
Ordinary EBITA margin %	14.8	13.5				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	29 17	29 16	1	-	-	1
Ordinary EBITA (AUD) (EUR)	6 4	5 3	1	-	-	1
Ordinary EBITA margin %	21.4	16.4				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	117 67	113 65	-	3	(1)	2
Ordinary EBITA (AUD) (EUR)	17 10	15 9	1	-	-	1
Ordinary EBITA margin %	14.8	13.5				

Health

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	713 630	708 749	2	3	(124)	(119)
Ordinary EBITA (USD) (EUR)	117 103	123 131	(7)	-	(21)	(28)
Ordinary EBITA margin %	16.4	17.4				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	195 164	197 198	-	-	(34)	(34)
Ordinary EBITA (USD) (EUR)	44 38	41 42	4	-	(8)	(4)
Ordinary EBITA margin %	22.5	20.7				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	750 663	749 793	(9)	4	(125)	(130)
Ordinary EBITA (USD) (EUR)	117 103	123 130	(7)	-	(20)	(27)
Ordinary EBITA margin %	15.6	16.4				

WoltersKluwer
PRESS RELEASE

Education

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	291	300	(10)	5	(4)	(9)
Ordinary EBITA (EUR)	56	56	-	-	-	-
Ordinary EBITA margin %	19.2	18.7				

Q4 2003/2002 (millions)			Change (millions)			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	47	46	(2)	4	(1)	1
Ordinary EBITA (EUR)	(1)	(3)	2	1	(1)	2
Ordinary EBITA margin %	(2)	(7)				

FY 2003/2002 (millions)			Change FY (millions)			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	302	313	(11)	5	(5)	(11)
Ordinary EBITA (EUR)	54	56	(2)	1	(1)	(2)
Ordinary EBITA margin %	18.0	17.9				

Non-Core

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	100	309	(14)	(193)	(2)	(209)
Ordinary EBITA (EUR)	11	58	2	(49)	-	(47)
Ordinary EBITA margin %	10.9	18.9				

Q4 2003/2002 (millions)			Change (millions)			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	33	85	(4)	(48)	-	(52)
Ordinary EBITA (EUR)	13	23	3	(13)	-	(10)
Ordinary EBITA margin %	38.8	27.3				

FY 2003/2002 (millions)			Change FY (millions)			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	100	303	(8)	(193)	(2)	(203)
Ordinary EBITA (EUR)	10	58	1	(49)	-	(48)
Ordinary EBITA margin %	10.2	19.3				

WoltersKluwer

PRESS RELEASE

Latest | 2003 | 2002 | 2001 | 2000

24 June 2004 | CET 4:00

Wolters Kluwer Divests Austrian Publisher Bohmann

Wolters Kluwer Divests Austrian Publisher Bohmann

Amsterdam (June 24, 2004) – Wolters Kluwer, a leading multinational publisher and information services company, has completed the divestiture of Bohmann, an Austrian publishing company, to its management. Financial details on the management buy-out will not be disclosed.

Bohmann, located in Vienna, Austria, is one of the leading Austrian publishers of trade journals in the areas of transport and travel, craftsmanship and environmental issues. These publications are no longer consistent with Wolters Kluwer's core activities.

"The divestiture of Bohmann from Wolters Kluwer reflects Wolters Kluwer's announced strategy of focusing on its core activities," stated André Raven, CEO of Wolters Kluwer Central Europe. "We are very pleased that we were able to come to an agreement with the management regarding their acquisition of the company. It's a win-win situation for both Wolters Kluwer and Bohmann."

The divestiture will allow Wolters Kluwer to grow its Central European business even faster in the fiscal, financial and legal publishing areas. "Central Europe plays an important part in Wolters Kluwer's growth strategy," said André Raven, "and we will be looking at different ways we can increase our presence here." Wolters Kluwer has activities in the Czech Republic, Slovakia, Hungary, Poland and Russia. Wolters Kluwer has leading market positions with well-known brands among professionals such as Lex and ABC in Poland, Jogtár in Hungary and ASPI in the Czech Republic and Slovakia.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

WoltersKluwer

PRESS RELEASE

Latest | 2003 | 2002 | 2001 | 2000

22 June 2004 | CET 11:00

Wolters Kluwer standardizes on the Documentum Enterprise Content Management Platform

Wolters Kluwer standardizes on the Documentum Enterprise Content Management Platform

Amsterdam (June 22, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has standardized on Documentum 5, the latest version of the Documentum ECM platform. Wolters Kluwer chose Documentum to manage all of its publishing assets throughout its companies in North America and parts of Europe. Documentum is the leading provider of enterprise content management and a division of EMC Corporation.

More than 700 Wolters Kluwer employees will use Documentum 5. With its powerful XML capabilities to support production decrease costs and time to market, and to automate the processes for repurposing content, it eliminates highly customized middleware and time-consuming manual processes. Investing to drive revenue growth is Wolters Kluwer's top strategic priority, and using Documentum will help the company strengthen customer relationships, deliver end-to-end solutions and expand online products and services.

"We provide content to 18 different industries in a number of different media, like loose leaf publications, books, newsletters, CD-ROMs, web applications, online, Internet and intranet," said Wolters Kluwer's John Roth, vice president of technology operations and publishing - North America. "We also repurpose content among different libraries. Creating, managing, delivering and storing all of that content efficiently calls for a robust yet flexible content management system. That's why we chose Documentum."

The Documentum ECM platform provides a centralized, secure and scalable repository for text and images, including Quark documents, InDesign layouts, PDFs and multimedia assets like Flash. Wolters Kluwer's content will be automatically indexed and retrievable in seconds with Documentum's powerful search engines. Using Documentum's extensive XML capabilities, Wolters Kluwer will be able to separate layout, presentation and even language from content authoring by using pre-defined templates and stylesheets, as well as automate and manipulate content for reuse in different media.

"Documentum is pleased to expand our relationship with Wolters Kluwer as this is another example of a company that implements our products in a single division and then expands use throughout its enterprise," said Dave DeWalt, president of the Documentum software division of EMC. "Documentum continues to have great success in the publishing industry. Documentum's XML management capabilities are truly best-in-class, recognized by companies like Wolters Kluwer, who are looking to maximize efficiencies across their enterprise."

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

About Documentum
Documentum, a division of EMC Corporation, provides enterprise content management (ECM) solutions that enable organizations to unite teams, content and associated business processes. Documentum's integrated set

of content, compliance and collaboration solutions support the way people work, from initial discussion and planning through design, production, marketing, sales, service and corporate administration. With a single platform, Documentum enables people to collaboratively create, manage, deliver and archive the content that drives business operations, from documents and discussions to email, Web pages, records and rich media. For more information, visit Documentum on the Web at www.documentum.com.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Public Relations Contact for Documentum:
David De Jear
Documentum
t + 1 925 600-5458
David.dejear@documentum.com

WoltersKluwer

PRESS RELEASE

Latest | 2003 | 2002 | 2001 | 2000

22 June 2004 | CET 8:00

Wolters Kluwer launched EUR 750 million multi-currency credit facility

Amsterdam (June 22, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the launching of a EUR 750 million multi-currency credit facility. The credit facility will be used for general corporate purposes, and replaces the existing credit facility.

Wolters Kluwer appointed ABN AMRO N.V., Citigroup Global Markets Limited, Deutsche Bank AG and ING Bank N.V., as Mandated Lead Arrangers for the loan. The Credit Facility, which has maturity of five years, is for general corporate purposes, supporting the company's three-year strategy as announced on October 30, 2003. The Credit Facility will replace the existing USD 600 million seven-year Credit Facility originally established in September 1998. A bankers meeting has been scheduled for June 25, 2004 in Amsterdam.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

WoltersKluwer

Press Release

15 June 2004 | CET 14:00

CCH ProSystem fx Engagement is adopted firm-wide by leading accounting firm - cutting-edge software also wins new industry innovation award

Amsterdam (June 15, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that CCH Tax and Accounting's award-winning engagement software, ProSystem fx Engagement, has been adopted firm-wide by the accounting firm of Moss Adams. CCH Tax and Accounting is part of Wolters Kluwer's Tax, Accounting & Legal Division.

Moss Adams LLP, the largest public accounting firm headquartered in the Western United States, is adopting ProSystem fx Engagement for all its business assurance (including compilations, reviews and audits) and tax work. The award-winning paperless engagement software is being rolled out to the entire firm after a successful pilot that included the 2004 tax season.

"Having a firm of this caliber adopt ProSystem fx Engagement as an integral part of their vital workflow validates our belief that Engagement is on its way to fundamentally changing the way that accounting firms go about their business," said Mike Sabbatis, Vice President of Sales and Marketing for CCH Tax and Accounting.

Exceeding Expectations

According to Jeff Brown, Partner and Director of Quality Control at Moss Adams, ProSystem fx Engagement exceeded the firm's expectations.

"Given the variety in our practice, we thought that only perhaps 85 percent of our engagements would end up using ProSystem fx Engagement, but based on our experiences from our pilot test, close to 100 percent will be compliant with the new standard, using ProSystem fx Engagement to manage all engagements," said Brown.

Moss Adams is the 10th largest accounting and consulting firm in the United States and is a founding member of Moores Rowland International, an international network of firms in over 90 countries.

Moss Adams preparers and reviewers working on audits reacted positively to ProSystem fx Engagement. "Our preparers tend to be a tech-savvy group, and they see no sense in using paper anymore, with all the picking up and putting down and papers getting misplaced," Brown said. "They expect that paperless is where we will go, and they see this as the tool to get us there."

"The experience at Moss Adams confirms our belief that ProSystem fx Engagement can lead to streamlined workflows that benefit firms and their clients alike," Sabbatis observed.

Engagement wins new innovation award

Confirming ProSystem fx Engagement's success as innovative new software that enhances accounting professionals' productivity and profitability, the product earned one of the first The CPA Technology Advisor Tax and Accounting Technology Innovation Awards. ProSystem fx Engagement was one of only five winners of the award, for which approximately 70 products were nominated.

"We're very pleased and honored to win in a crowded field and to be one of the first recipients of the Tax and Accounting Technology Innovation Award," said CCH Tax and Accounting CEO Kevin Robert. "It confirms what our users have already experienced – that firms using ProSystem fx Engagement are adopting entirely new

workflows because of it and are experiencing tremendous productivity gains."

The award was announced at a reception in Los Angeles at the 2004 California Accounting & Business Show. Presenting the award was Greg LaFollette, CPA, CITP, and Executive Editor of The CPA Technology Advisor.

"The awards applaud the outstanding accomplishments of companies that continue to lead innovation in technologies that improve the work product and experience of tax and accounting professionals," said LaFollette. "The software and products these companies offer exemplify the constant progress that is being made to heighten the productivity and profitability of financial professionals."

LaFollette noted that, "ProSystem fx Engagement is an outstanding example of the qualities that the Technology Innovation Awards were founded to recognize – a product that demonstrates a significant improvement over previous technologies and provides a view of where the industry is heading in the future."

About ProSystem fx Engagement and CCH Tax and Accounting

ProSystem fx Engagement streamlines tax and trial balance engagements and enables firms to increase efficiency by automating work paper and financial statement preparation, management, and workflows within a state-of-the-art paperless engagement system. ProSystem fx Engagement integrates with ProSystem fx Tax, the industry's premier tax compliance system, and other modules in The ProSystem fx Office suite of compliance and productivity applications.

CCH Tax and Accounting (http://tax.cchgroup.com/default), part of Wolters Kluwer's Tax, Accounting & Legal Division, is a leading provider of tax and accounting information, software and services. It has served tax, accounting and business professionals and their clients since 1913.

About Wolters Kluwer

Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Thursday, May 13, 2004 6:31 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer reports first quarter resu ...

RECEIVED
2004 JUL -3 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WoltersKluwer

Published: 12:30 13.05.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer reports first quarter results for 2004 and maintains outlook

Amsterdam (May 13, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today its results for the first quarter of 2004. While still early in the year, its first quarter results compared with last year show encouraging improvements in the underlying business.

Highlights for first quarter of 2004 include:

- Three-year strategic plan firmly in place and producing positive results
- Revenues €765 million, up 2% in constant currencies, organic revenues up 1%
- Ordinary EBITA €105 million, up 11% in constant currencies
- Ordinary net income €56 million, up 21% in constant currencies; Ordinary EPS of €0.19, up 17% in constant currencies
- Strong revenue growth in Corporate & Financial Services and Health, US Tax and Accounting, Italy, Central & Eastern Europe, Spain and Scandinavia
- Restructuring efforts ongoing in the Netherlands, UK and Belgium; soft market conditions continue
- Cost savings, including FTE reductions, are on track; Personnel costs decreased as percentage of revenues
- Net debt reduced 16% from €2.2 billion in Q1 2003 to €1.8 billion
- Continued strong free cash flow of €125 million versus €40 million last year
- Full-year 2004 outlook given on October 30, maintained

Nancy McKinstry, Chairman of the Executive Board, comments: "The implementation of our three-year strategy is well on track, reflected in the good results within our growth areas of Corporate & Financial Services and Health, as well as our Tax business in North America. Sales of integrated products and services are clearly making headway in the market. With key customer wins and new product launches, the first quarter has given us a good start to 2004. First quarter results are in line with our outlook for the full year, and I am confident that our strategy will deliver sustained and profitable growth."

The full press release including tables can be downloaded from the following link:

first quarter results for 2004

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Tuesday, May 11, 2004 4:02 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer appoints Caroline Wouters ...

WoltersKluwer

ublished: 10:00 11.05.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer appoints Caroline Wouters as Vice President, Corporate Communications

msterdam (May 11, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced oday that Caroline L. Wouters has been appointed as Vice President, Corporate Communications as per May 10, 2004. Caroline Wouters succeeds Peter Elbers, who joined Wolters Kluwer in 2003. Mr. Elbers has decided to pursue his career nterests elsewhere.

n her role as Vice President, Corporate Communications, Caroline Wouters (Dutch, 44) will be responsible for Corporate Communications. Ms. Wouters is located at Wolters Kluwer's Corporate Office in Amsterdam, the Netherlands. Her responsibilities will nclude the positioning of Wolters Kluwer and its corporate strategy, media relations, corporate branding, internal communications and corporate events. Ms. Wouters will report directly to the Chairman of the Executive Board, Nancy McKinstry.

Caroline Wouters has been engaged with Wolters Kluwer since 1988 in several roles, among them Manager, Internal Communications, and most recently as Manager, External Communications. Ms. Wouters will remain spokesperson for Wolters Kluwer.

ou can reach Caroline Wouters at:
Corporate Communications
el: +31 20 60 70 459
fax:+31 20 60 70 490
ress@wolterskluwer.com

bout Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary eceipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
+ 31 (0)20 6070 459
ress@wolterskluwer.com

nvestors/Analysts
Kya Yavuz
Vice President, Investor Relations
+ 31 (0)20 6070 407
r@wolterskluwer.com

www.wolterskluwer.com

PDF version press release

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Thursday, April 29, 2004 12:02 PM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Determination of the Stock ...

WoltersKluwer

fublished: 18:00 29.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Determination of the Stock Dividend Ratio

/msterdam (April 29, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announces oday the determination of the stock dividend ratio of the cash distribution from the reserves, as approved by the Annual (eneral Meeting of Shareholders on April 21, 2004.

following the publications of March 8 and April 21 last, Wolters Kluwer nv announces that the cash or stock distribution, has been fixed is follows:

- EUR 0.55 in cash

ır

cr every 25 (depository receipt of) ordinary shares (of par EUR 0.12) one new (depository receipt of) ordinary share (of par EUR 0.12) c be charged to the share premium reserve or if so desired to the other reserves.
'he cash distribution will be payable as of May 4, 2004.

/bout Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's ıore markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations ıcross Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary eceipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
(aroline Wouters
Manager, External Communications
+ 31 (0)20 6070 459
press@wolterskluwer.com

nvestors/Analysts
(ya Yavuz
Vice President, Investor Relations
+ 31 (0)20 6070 407
r@wolterskluwer.com

www.wolterskluwer.com

FDF version of Press Release

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]
Sent: Tuesday, April 27, 2004 8:31 AM
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Corporate & Financial Services

WoltersKluwer
Corporate & Financial Services

Published: 14:30 27.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Corporate & Financial Services

The leading provider for corporate legal and financial compliance professionals

Amsterdam (April 27, 2004) - Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer, leading nultinational publisher and information services company, will hold a series of presentations and product demonstrations oday for analysts and investors in New York. Senior management and key executives from the Corporate & Financial Services Division will host the meeting.

Wolters Kluwer Corporate & Financial Services is the leading provider of comprehensive integrated compliance, productivity and risk management solutions for corporate legal and financial compliance professionals. The Divisions annual revenues in 2003 amounted to EUR 448 million, with EBITA of EUR 107 million. The Division serves customers in the legal and financial markets with well-known brands such as CT Corporation, Bankers Systems, CCH Inc., UCC Direct Services, TyMetrix, CCH Corsearch, Gainskeeper, CCH Wallstreet, and CT Insurance Services.

Presentations will be held around the themes "Managing the Corporate Compliance and Litigation Lifecycles"; "Tools for Corporate Governance and Secured Lending"; "Integrated Compliance Solutions for Superior Results", and emerging compliance issues in the Financial Services Industry. Among the product demos are CTAdvantage.com, TyMetrix, hCue and SEC Insider Reporting and LienOnline.com.

Chris Cartwright, CEO of Corporate & Financial Services, comments, "Our investments in new product suites for corporate legal compliance, loan origination, and deposit workflows, along with new tools for the growing securities and insurance markets, will secure our position as a leading provider for the corporate legal and financial compliance professionals."

A live webcast of the presentations and stand alone demo's are available on www.wolterskluwer.com as from April 27, 2004 - 14.30 hours CET.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary eceipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Manager, External Communications
+ 31 (0)20 6070 459
press@wolterskluwer.com

nvestors/Analysts
Kya Yavuz
Vice President, Investor Relations
+ 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Monday, April 26, 2004 5:31 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer and Sdu reach agreement on ...

WoltersKluwer Sdu UITGEVERS

ublished: 11:30 26.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer and Sdu reach agreement on the merger of various ten Hagen & Stam activities into Sdu Uitgevers

msterdam (April 26, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, and Sdu, a provider of professional information services in the Netherlands and Germany, announce today that they have reached an greement in principle on the merger of the majority of trade publisher ten Hagen & Stam's activities into Sdu Uitgevers.

he agreement in principle between Wolters Kluwer and Sdu concerns the merger of around 80% of ten Hagen & Stam's business ctivities into Sdu Uitgevers, a subsidiary of Sdu. Construction, ICT and part of the industry units are to be integrated. In addition, a mited number of service units and staff services will be included in the integration, bringing the total number of employees involved to round 280. The remaining 20% of ten Hagen & Stam's activities will remain part of Wolters Kluwer.

located in the Hague, ten Hagen & Stam has over 400 employees in total and achieved revenues of around EUR 70 million in 2003. Cobouw, Automatisering Gids and NBD are some of its most well known publications.

n exchange for the ten Hagen & Stam activities, Wolters Kluwer receives a minority share interest in Sdu Uitgevers and a non-isclosed cash amount. The share interest serves primarily as a means of financing the transaction, as well as supporting the future uccess of ten Hagen & Stam as part of Sdu Uitgevers.

owards the end of 2002, Wolters Kluwer and Sdu negotiated on the sale of ten Hagen & Stam to Sdu. However, these discussions vere not completed. A reorganization of ten Hagen & Stam began in May 2003, and has realized a healthy improvement in performanc ue to structural cost savings and investment in new back office systems. Discussions resumed after Sdu expressed its renewed nterest to Wolters Kluwer.

We are very pleased with the agreement with Sdu", states Jean-Marc Detailleur, member of the Executive Board of Wolters Kluwer an portfolio holder of ten Hagen & Stam. "It offers a better future to the ten Hagen & Stam activities, which align very well with the Sdu portfolio. With this agreement, the interests of ten Hagen & Stam, Wolters Kluwer, and Sdu are very well served."

Eert Jongsma, Chairman of the Executive Board of Sdu, remarks, "Sdu's interest in the integration of the ten Hagen & Stam activities es in the strengthening and expansion of our position in those fields where we are already active. ten Hagen & Stam represents einforcement for Sdu Uitgevers: both in terms of better positioning our publishing activities in the field of law and practice and the cademic Service ICT-list. In addition, the construction publishing units constitute a significant expansion for us. I am therefore very pleased with the outcome of our discussions with Wolters Kluwer."

he intended merger of the ten Hagen & Stam activities into Sdu is entirely in line with Wolters Kluwer's strategy for Europe. The Legal, ax & Regulatory Division, with revenues of EUR 1,279 million and 8,009 employees, focuses on the legal, fiscal/financial, human esources, government, health, safety & environment and transport markets. The goal is to strengthen leading positions in each of thes narkets. With a focus on construction, ICT, and industry, ten Hagen & Stam's business activities no longer match Wolters Kluwer's cor ctivities.

Sdu's strategy is based on growth in its existing business and adjacent professional and educational markets in the Netherlands and urrounding countries. ten Hagen & Stam's activities offer Sdu Uitgevers the opportunity to expand its business in a number of fields, as vell as enabling organic growth and synergy in product development, marketing and services.

Both ten Hagen & Stam and Sdu employees, the representative bodies and the trade unions have been informed of the intended ntegration and the consultation process has started. The agreement reached is subject to the required approval of the Dutch regulatory body.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Manager, External Communications
+ 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Kya Yavuz
Vice President, Investor Relations
+ 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com, www.tenhagenstam.nl

About Sdu
Sdu is a provider of various information services. Releasing, facilitating and securing (digital) information are central to these services. Sdu Uitgevers bv is a subsidiary of Sdu and publishes primarily government and legal information for professionals. Besides joint ventures with Sdu Fiscale en Financiële Uitgevers and VNG Uitgeverij, Sdu includes Academic Service and Uitgeverij Nieuwezijds, as well as a cooperation with juris, the main provider of legal information online in Germany. Sdu offers identification services, such as Dutch passports, via Sdu Identification. Annual revenues in 2003 were approximately EUR 150 million. The company has around 800 employees.

Media
Sam van Oostrom
Director Sdu Uitgevers
+31 (0)70 3789 250
s.v.oostrom@sdu.nl

www.sdu.nl

PDF version Press Release

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Wednesday, April 21, 2004 6:47 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer shareholders approve dividend

WoltersKluwer

Published: 12:45 21.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer shareholders approve dividend

Annual General Meeting of Shareholders Wolters Kluwer

Amsterdam (April 21, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that the Annual General Meeting of Shareholders (AGM), held in Amsterdam, approved the proposed dividend and the Supervisory Board appointments.

At the Meeting in the Hilton Hotel in Amsterdam, Ms. Nancy McKinstry, Chairman of the Executive Board, addressed the shareholders with a presentation on the results for 2003, the new strategy for the period 2003-2006, and Wolters Kluwer's vision to be The Professional's First Choice. Nancy McKinstry commented in her presentation: "The purpose of our strategy is very straightforward: increase value to our shareholders by delivering sustained, profitable growth at Wolters Kluwer. 2003 was a transitional year for Wolters Kluwer. We have now set the Company on a course to improve our performance and grow our leading market positions."
The presentation by the Chairman of the Executive Board to the Annual General Meeting of Shareholders is available on www.wolterskluwer.com.

Dividend
Wolters Kluwer will pay a dividend of EUR 0.55 (2002: EUR 0.55) per ordinary share in cash from the reserves. Shareholders and depositary receipt holders can also choose to take their dividend in the form of ordinary shares or depositary receipts for ordinary shares. The stock dividend will be determined on April 29, 2004 (after close of trading). The dividend will be made payable as from May ·, 2004.

Supervisory Board
Mr. K.A.L.M. Van Miert (1942, Belgian), member of the Supervisory Board of Wolters Kluwer nv, has been reappointed at the Annual General Meeting of Shareholders.

Mr. H. Scheffers has been appointed as a new member of the Supervisory Board of Wolters Kluwer nv, at the Annual General Meeting of Shareholders. Mr. Scheffers (1948, Dutch) is a member of the Management Board of SHV Holdings nv, where his primary responsibilities include finance and economic affairs, legal and tax affairs and information technology. Mr. H. Scheffers is a member of the Supervisory Board of NPM Capital nv.

A report on the Annual General Meeting of Shareholders will shortly be available on www.wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer contacts

Investors/Analysts
Kya Yavuz
Vice President, Investor Relations
Tel: +31 (0)20 6070 407
ir@wolterskluwer.com

łedia
(aroline Wouters
łanager, External Communications
'el: +31 (0)20 6070 459
ıress@wolterskluwer.com

www.wolterskluwer.com

ıdf-version press release

From: Wolters Kluwer Corporate Communications [info@wolterskluwer.com]

Sent: Tuesday, April 06, 2004 6:47 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer proposes H. Scheffers as m ...

WoltersKluwer

ɩublished: 12:45 06.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer proposes H. Scheffers as member Supervisory Board

/msterdam (April 6, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced oday that at the Annual General Meeting of Shareholders, Mr. H. Scheffers will be proposed as new member of the ;upervisory Board of Wolters Kluwer nv.

'he Supervisory Board recommends appointing Mr. H. Scheffers as new member of the Supervisory Board of Wolters Kluwer nv, at the /nnual General Meeting of Shareholders which will be held on April 21, 2004. The Supervisory Board makes the recommendation to ɩppoint Mr. Scheffers in view of his broad international general management experience, and especially his financial and economic lnowledge. Mr. Scheffers (1948, Dutch) is a member of the Management Board of SHV Holdings nv, where his primary responsibilities rclude finance and economic affairs, legal and tax affairs and information technology. Mr. H. Scheffers is a member of the Supervisory Ɛoard of NPM Capital nv.

'he agenda of the Annual General Meeting of Shareholders is available on www.wolterskluwer.com and available in print on request.

/bout Wolters Kluwer
Volters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The company's ore markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of € 3.4 billion, employs approximately 19,500 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of :hares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Volters Kluwer Contacts

Media
Caroline Wouters
Manager, External Communications
'el: +31 (0)20 6070 459
ɩress@wolterskluwer.com

nvestors/Analysts
Cya Yavuz
Vice President, Investor Relations
'el: +31 (0)20 6070 407
r@wolterskluwer.com

www.wolterskluwer.com

Press Release proposal H. Scheffer

Wilson, Sirocco D.

From: Wolters Kluwer Corporate Communications [info@wolterskluwer.com]

Sent: Monday, April 05, 2004 3:06 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - CEO Ainsley Leaving Wolters Kluwer Health ...

WoltersKluwer

Published: 09:05 05.04.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

CEO Ainsley Leaving Wolters Kluwer Health - WK Executive Board Member Yarrington to Serve as nterim CEO

Amsterdam (April 5, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced oday that Christopher Ainsley, president and CEO of the Wolters Kluwer Health Division, has resigned from the Chicago-based company for personal reasons. His resignation will be effective following a brief transition period. Hugh Yarrington, nember of the Wolters Kluwer Executive Board, will serve as interim CEO.

Mr. Yarrington has been a member of the Wolters Kluwer Executive Board since 1998. During this time, he was responsible, at various imes, for the Legal, Tax & Business North America, Education, Legal, Tax & Business Asia Pacific, and Health divisions, as well as for echnology and human resources worldwide. Prior to joining the Executive Board, Mr. Yarrington was with CCH Incorporated, where he served as president from 1996 through 1998.

Christopher has led the Health Division through a time of significant change in the health and medical information markets," said Nancy McKinstry, Wolters Kluwer's Chairman. "Wolters Kluwer Health is well-positioned to meet the growing demand for its information, ncluding our traditional products in print as well as customer-focused workflow tools and new information solutions for healthcare professionals. Hugh is a seasoned professional with broad operating experience who is well known to Wolters Kluwer Health and has spent considerable time working with the division's leadership in recent months. I am confident that Hugh will advance the momentum and meet our previously articulated guidance for the division as we transition to new, long-term leadership there."

About Wolters Kluwer Health
Wolters Kluwer Health is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; online information services including Ovid Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of € 3.4 billion, employs approximately 19,500 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer Contacts

nvestors/Analysts
Kya Yavuz
Vice President, Investor Relations
Tel: +31 (0)20 6070 407
ir@wolterskluwer.com

Media
Caroline Wouters
Manager, External Communications
Tel: +31 (0)20 6070 459
press@wolterskluwer.com

www.wolterskluwer.com

Volters Kluwer Health
(onnie Hofmann
Lirector, Communications
'el: + 1 215-521-8511
(hofmann@wkhealth.com

www.wkhealth.com

pdf-version press release

WoltersKluwer

PRESS RELEASE

Note to the Editor:

All financial information contained in this press release, unless otherwise indicated, is presented in accordance with new Dutch GAAP principles, which became mandatory as of January 1, 2003. We will refer to these as new accounting principles (NAP).

It is important to note that this is the first time Wolters Kluwer is reporting in New Accounting Principles (NAP) and that all previous press releases and financial communications have been in old accounting principles (OAP), including the preliminary results press release on February 5, 2004 in which the 2003 results were first reported.

Therefore, we have taken care to present our results under both old and new accounting principles to allow for comparisons from previously released information – see annexes.

WoltersKluwer

PRESS RELEASE

Amsterdam (March 8, 2004) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company, reported today its results for the year ended December 31, 2003.

Performance in line with expectations as business stabilizes and improves.

Highlights for 2003 include:*

- New three-year strategy to invest in growth around leading market positions, restructure the cost base, and reorganize to deliver growth, is firmly in place
- Strong revenue growth in Canada, Italy, CEE and Spain, Tax Compliance, Teleroute, and Health's Professional & Education unit
- Cost savings of € 79 million achieved; one-third structural, including an organic reduction of 521 FTEs
- Senior management team strengthened with new appointments in all divisions
- Ordinary net income of € 349 million declined 8% in constant currencies (OAP €343 million; declined 12% in constant currencies compared with 26% decline in half year 2003)
- Revenues € 3,436 million (OAP € 3,352 million); ordinary EBITA € 610 million (OAP € 601 million) before exceptional items; ordinary EBITA margin 18%
- Net debt reduced 29% from € 2.7 billion to € 1.9 billion, largely due to successful bond buy back of € 1.1 billion and new bond issue of € 700 million
- Ordinary EPS € 1.18 (OAP EPS € 1.16)
- Dividend maintained at € 0.55 for 2003

Commenting on the company's results, Nancy McKinstry, Chairman of the Executive Board of Wolters Kluwer, said: "The implementation of our new strategy set out at the end of October is well underway, and we are encouraged by the improved results in the 4th quarter. We are reiterating the outlook we provided on October 30th and the foundation we have put in place provides me confidence in the long-term future of Wolters Kluwer."

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	3,436	3,969	(13)	(4)
Ordinary EBITA	610	763	(20)	(10)
Ordinary EBITA margin (%)	18	19		
EBITA	514	763		
EBITA margin (%)	15	19		
Ordinary Net Income	349	442	(21)	(8)
Ordinary EPS (fully diluted)	€ 1.18	€ 1.50		
Dividend	€ 0.55	€ 0.55		
Free Cash Flow	393	400		
Free Cash Flow per share (fully diluted)	€ 1.32	€ 1.36		
Average Number of FTEs	19,540	20,284		

Comparable GAAP Measures € million	**2003**	**2002**
Operating Income	114	669
Operating Income margin (%)	3	17
Net Income	(69)	382
EPS	(0.24)	1.34
EPS (fully diluted)	(0.24)	1.30

*Note: "Ordinary" refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. "Ordinary" figures are non-GAAP compliant financial figures, but are internally regarded as key financial measures. Unless otherwise specifically stated in this Press Release, all financial information is presented in accordance with Dutch GAAP principles **(NAP)**, which became mandatory as of January 1, 2003. To facilitate comparisons with information previously disclosed, figures in old accounting principles **(OAP)** are given in the annexes. 2002 figures have been restated for changes reflecting some of the non-core businesses moving to divisions.

2003 was a year of change for Wolters Kluwer. The new strategy, announced in October, detailed a three-year plan to invest in growth around leading market positions, to reduce costs through structural improvements, and to reorganize the business to deliver growth. This strategy is firmly in place and tracking according to our expectations. In the 4th quarter of 2003, Wolters Kluwer began to see its business stabilize and improve, particularly in North America.

Ordinary net income for 2003 was down 8% in constant currencies (OAP down 12% in constant currencies) in line with our previously given outlook. Ordinary EBITA margin of 18% was slightly higher than expectations and was driven by improved revenue performance in the 4th quarter in North America and by additional cost efficiencies in all divisions. Cost reductions achieved from the specific savings programs and restructuring initiatives in place in 2003 were € 79 million, compared to expectations of € 70 million. Approximately one-third of these savings are structural. The remaining cost savings came from one-time reductions in bonuses, travel, profit sharing, and other personnel expenses.

Organic revenues declined by 2%, reflecting challenging economic conditions, underperformance at some operating units, and the lack of major new legislation. Despite these factors, Wolters Kluwer experienced strong growth in Canada, Italy, Central Europe, Scandinavia, Spain, Teleroute, Tax Compliance, and the Professional & Education unit of the Health division.

Nancy McKinstry, who assumed the position of Chairman in September 2003, added: "Our goal for 2004 is to restore top line growth while continuing our work to establish an appropriate cost base for Wolters Kluwer."

2003 Financial Overview

Revenues in 2003 decreased to € 3,436 million (-4% at constant currencies). Organic revenue growth declined by –2%. Ordinary EBITA decreased to € 610 million (-10% at constant currencies). Ordinary net income was € 349 million (-8% at constant currencies). "Fully diluted" ordinary EPS, based on the weighted average number of shares, was € 1.18 (2002: € 1.50).

Operating income decreased to € 114 million, net income decreased to € –69 million in 2003, and fully diluted EPS was € -0.24.

In 2003, Wolters Kluwer had a modest acquisition program designed to complement our portfolio and strengthen leading market positions. Annualized revenue contribution from these acquisitions amounted to € 59 million. Two major acquisitions were CEDAM, a leading Italian legal publisher, and TyMetrix, a provider of legal e-billing services in the U.S.

The sale of non-core businesses continued in 2003, including the divestment of ISBW of the Netherlands, the public law assets of Kluwer Law International, and the education assets of Aspen Publishers.

Free cash flow remained strong at € 393 million (2002: € 400 million). Net debt decreased 29% from € 2.7 billion in 2002 to € 1.9 billion, as a result of significant restructuring of our balance sheet.

For 2003, Wolters Kluwer maintained its dividend at € 0.55 per share. As in previous years, shareholders may choose between a cash or stock dividend.

2003 Cluster Overview

Legal, Tax & Business Europe

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	1,279	1,266	1	3
Ordinary EBITA	209	228	(8)	(7)
Ordinary EBITA margin (%)	16	18		
CAPEX	35	58		
FTEs (average)	8,009	7,868		

Legal, Tax & Business Europe (LTBE) experienced good performance and organic growth in Italy, Central Europe, Spain, Scandinavia and Teleroute in 2003. Performance in the Netherlands and the UK was disappointing, primarily due to the economic situation, weak advertising and business consulting markets, and stagnant legislative environments. In Belgium, improvements were made with stabilized sales and strong cost savings, driven by restructuring actions.

As of January 1, 2004, LTBE became known as Legal, Tax & Regulatory Europe (LTRE). The focus on growing online products and software tools will continue during 2004. Greater emphasis will be placed on launching new products and using LTRE's European Internet Platform as the standard for all Internet offerings. LTRE will leverage across Europe its success in Italy, where it has combined content, software, and services into new products.

The drive towards a common financial system, "Project Symphony", is on track and, when fully implemented, will provide substantial cost savings. Importantly, LTRE will develop a more aggressive restructuring plan in the Netherlands and complete execution of its plans in Belgium and the UK.

Legal, Tax & Business North America

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	1,025	1,229	(17)	0
Ordinary EBITA	267	319	(16)	2
Ordinary EBITA margin (%)	26	26		
CAPEX	30	48		
FTEs (average)	6,464	6,439		

In 2003, Legal, Tax & Business North America was split into two new divisions to reflect its major markets: Corporate & Financial Services (CFS) and Tax, Accounting & Legal (TAL). Good revenue growth was achieved at CCH Legal Information Services, Tax Compliance, and CCH Canada driven by solid sales of new software solutions and market share gains. Aspen's performance stabilized with the correction of systems problems. Aspen's revenue declined by approximately $40 million, after deliberate management action to focus the product line on the legal market, divest non-core product lines, and eliminate aggressive marketing practices that led to higher product return levels.

Despite economic challenges, the Financial Services business (which includes market leader Bankers Systems, Inc.) grew its recurring revenue and software customer base, invested significantly in new product development, and entered into an agreement to provide a large national bank with an integrated banking compliance solution (Expere). CFS also successfully acquired Atchley Systems, Inc., which expands its reach into the increasingly important area of anti-money laundering. Corporate Legal Services (which includes the CCH Legal Information Systems business) gained market share in the representation business, providing a strong foundation for 2004. In addition, demand for corporate and UCC services improved in the 4th quarter, as the number of business formations and financing transactions increased.

In the Tax, Accounting & Legal (TAL) division, the integration of CCH Publishing, CCH Tax Compliance and Aspen was begun. In the tax market, Tax Compliance continues to gain market share by offering new software solutions to its customers. In the research market, CCH's position was strengthened with the launch of an enhanced version of TRN (Tax Research Network), our leading tax Internet product. The legal group, composed of CCH legal products and Aspen, renewed their focus on the legal segment by streamlining its product lines and launching new integrated libraries.

In both divisions, significant cost savings were achieved resulting in operating margin levels of 26% for the full year. In 2004, the CFS and TAL divisions will move to shared services for select HR, finance, and technology functions as part of ongoing efforts to reduce the cost base. Other efforts will include consolidating technology platforms and real estate holdings.

Legal, Tax & Business Asia Pacific

€ million (except as otherwise indicated)	**2003**	**2002**	% Change	% Change Constant Currencies
Revenues	67	65	3	5
Ordinary EBITA	10	9	11	11
Ordinary EBITA margin (%)	15	14		
CAPEX	2	2		
FTEs (average)	621	601		

Revenues in Legal, Tax & Business Asia Pacific increased by 3% overall. CCH Asia's revenue growth was adversely affected by the SARS outbreak in the 1st quarter, however, cost saving measures improved profitability. A strong turnaround during the second half of the year was the result of substantial improvements at Diskcovery/Ringtail, our legal software business.

Beginning in 2004, results for Legal, Tax & Business Asia Pacific will be reported as part of the newly formed TAL division.

Health

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	663	793	(16)	(1)
Ordinary EBITA	103	130	(21)	(5)
Ordinary EBITA margin (%)	16	16		
CAPEX	20	21		
FTEs (average)	2,351	2,366		

2003 saw continued implementation of the Health division reorganization plan. Today, the four market facing business units have an exclusive focus on the health market following the successful divestiture of Kluwer Academic Publishers. The revitalization of the core publishing program is achieving positive results, as evidenced by good organic growth in the Professional & Educational business unit. Ovid's on-line revenues continue to grow through a combination of increased market penetration, particularly among international customers, and usage growth. Facts & Comparisons – the source for drug information by pharmacists – was successfully combined with the Medi-Span electronic platform. A significant journal publishing contract was signed with the American College of Obstetrics and Gynecology. In addition, Health launched a new journal, *Nursing Made Incredibly Easy*.

While significant strides were made in 2003, performance fell short of expectations due to pressures on the journal business, flat library budgets, the weak advertising market (7% of revenues) and the bankruptcy of one of our larger European distributors.

In 2004, Health will continue to expand its core publishing content, to drive OVID on-line growth, and to pursue opportunities in the pharmaceutical and clinical tools markets. Development of products that combine Health's broad database of proprietary content with technology aimed at improving medical results and reducing errors is central to this division's growth strategy. In addition, Health will work with the other divisions in North America to reduce costs by developing shared services for selective functions.

Education

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	302	313	(3)	(2)
Ordinary EBITA	54	56	(3)	(2)
Ordinary EBITA margin (%)	18	18		
CAPEX	6	11		
FTEs (average)	1,481	1,486		

In Education, management was strengthened by new appointments across the business. Revenue was below expectations due to reduced government funding, but significant cost savings measures allowed the division to maintain its margins. Overall, market share positions remained stable.

In 2004, with new operating management in place and more focus on marketing and sales, Education is well positioned to take advantage of the expected introduction of new curriculum in its core markets. Our strategy is focused on investing to reinforce and maintain the company's

number one position in the textbook market by developing innovative products to meet the needs of the new curriculum. In addition, Education will expand market share by creating mixed media solutions and pursuing growth in adjacent markets, such as the Moorehouse Black business in the UK. Education also will continue to make reductions in its cost base, focusing on efficiencies from shared back office services.

Non-core

€ million (except as otherwise indicated)	2003	2002
Revenues	100	303
Ordinary EBITA	10	58
Ordinary EBITA margin (%)	10	19
CAPEX	1	4
FTEs (average)	525	1,432

Non-core full year 2003 figures impacted by the divestments of non-core activities (predominantly Kluwer Academic Publishers).

The sale of non-core businesses continued in 2003 including the divestment of ISBW in the Netherlands, the public law assets of Kluwer Law International, and the education assets of Aspen Publishers. Beginning in 2004, Wolters Kluwer will no longer account separately for non-core activities. These will be included in the financial results of the relevant divisions.

Corporate

The EBITA of the Corporate office was € -43 million (2002: € -37 million).

Organization and management

Nancy McKinstry assumed the position of Chairman of Wolters Kluwer on September 1, 2003, succeeding former Chairman Rob Pieterse, who retired at the end of August 2003. As of May 1, 2003, Boudewijn Beerkens, CFO, was appointed as a member of the Executive Board.

As of January 1, 2004, the cluster structure within Wolters Kluwer was changed to a divisional structure, with its operations organized into five divisions focused on key market segments. The divisions are: Health; Corporate & Financial Services; Tax, Accounting & Legal; Legal, Tax & Regulatory Europe; and Education.

Notes to Editors

A presentation on Wolters Kluwer's 2003 Full Year Results will be webcast on Monday, March 8 at 15:00 CET. To register for this webcast, please visit www.wolterskluwer.com.

2003 Financial Reporting

In the 2003 annual accounts, Wolters Kluwer has adopted Dutch accounting guidelines RJ 270, RJ 271 and RJ 160 for the period January 1, 2003 to December 31, 2003. These accounting changes bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS) and are referred to as New Accounting. Unless otherwise specifically stated in this Press Release, all financial information is presented in accordance with new accounting principles.

WoltersKluwer

PRESS RELEASE

Forward-looking statement

This announcement might contain forward-looking statements, which may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Wolters Kluwer

Wolters Kluwer (www.wolterskluwer.com) is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate/financial, legal/regulatory and education sectors. Wolters Kluwer has 2003 annual revenues of € 3.4 billion, employs approximately 19,500 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2004 Calendar

Publication of Annual Report	April 6, 2004
Annual Meeting of Shareholders	April 21, 2004
Investor/Analyst Day (CFS Division)	April 27, 2004
Q1 2004 Results	May 13, 2004
HY 2004 Results	August 10, 2004
Q3 2004 Results	November 17, 2004

Wolters Kluwer Contacts

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Tel: +31 (0)20 6070 407
ir@wolterskluwer.com

Media
Caroline Wouters
Manager, External Communications
Tel: +31 (0)20 6070 459
press@wolterskluwer.com

Visit www.wolterskluwer.com

ANNEX 1 - Consolidated Profit and Loss account (NAP)

(in millions of euros (except as otherwise indicated)		2003		2002 Restated
Revenues		3,436		3,969
Exceptional other income / results from divestments		23		321
Cost of raw materials, subcontracted work and other external expenses	947		1,145	
Salaries and wages	939		1,016	
Social security charges and pensions	193		197	
Other operating expenses	635		730	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense	96		-	
Total operating expenses		3,345		3,621
Operating income		114		669
Financing results		(114)		(141)
Income before taxation		-		528
Taxation on income		(64)		(136)
Income after taxation		(64)		392
Non consolidated and minority interests		(5)		(10)
Net income		(69)		382
EPS		EUR (0.24)		EUR 1.34
EPS "fully diluted"		EUR (0.24)		EUR 1.30
Reconciliation Ordinary EBITA				
Operating income		114		669
Exceptional other income / results from divestments		(23)		(321)
Amortization of intangible fixed assets		423		415
Exceptional restructuring expense		96		-
Ordinary EBITA		610		763
Reconciliation Ordinary net income				
Net income (A)		(69)		382
Amortization of intangible fixed assets		423		415
Tax on amortization		(46)		(48)
Exceptional other income / results from divestments (after taxation)		(20)		(307)
Exceptional restructuring expense (after taxation)		61		-
Ordinary net income (B)		349		442
Free Cash Flow (C)		393		400
Per share data*				
Weighted average number of shares in millions (D)		289.8		284.3
Weighted average number of shares fully diluted in millions (E)		309.3		306.2
Correction to income of 2.5% convertible bond (net of taxes) on assumed conversion (F)		15.9		16.4
Ordinary EPS (B:D)	EUR	1.20	EUR	1.55
Ordinary EPS fully diluted (minimum of ordinary EPS and (B+F):E)	EUR	1.18	EUR	1.50
EPS (A:D)	EUR	(0.24)	EUR	1.34
EPS fully diluted (minimum of EPS and (A+F):E)	EUR	(0.24)	EUR	1.30
Free cash flow per share fully diluted ((C+F/E)	EUR	1.32	EUR	1.36

* *Stock options only assumed converted if in-the-money*

ANNEX 2 - Consolidated Balance Sheet (NAP)

in millions of euros		2003		2002 Restated
Fixed assets				
Intangible fixed assets	3,042		3,791	
Tangible fixed assets	243		296	
Financial fixed assets	14		20	
Total fixed assets		3,299		4,107
Current assets				
Stocks/inventories	146		171	
Accounts receivable	1,195		1,590	
Cash and cash equivalents	404		293	
Total current assets	1,745		2,054	
Deferred income	(617)		(675)	
Trade creditors	(268)		(284)	
Other current liabilities	(468)		(612)	
Current liabilities	(1,353)		(1,571)	
Working capital		392		483
Capital employed		**3,691**		**4,590**
Long term loans				
Subordinated bond loans	410		410	
Bond loans	1,312		1,527	
Loans from credit institutions	84		53	
Convertible bond loan	490		700	
Perpetual cumulative subordinated bond	225		225	
Total long term loans		2,521		2,915
Provisions		306		394
Minority interests		3		3
Shareholders' equity				
Issued share capital	35		34	
Share premium reserve	92		93	
Non distributable reserve for translation differences	-		51	
Other reserves	734		1,100	
Total shareholders' equity		861		1,278
Total financing		**3,691**		**4,590**

Reconciliation Net interest bearing debt	2003	2002
Long term loans	2,521	2,915
Cash and cash equivalents	(404)	(293)
Value of swap portfolio (within accounts receivable)	(252)	(149)
Short term loans (within other current liabilities)	35	191
	1,900	2,664

ANNEX 3 - Consolidated Cash Flow Statement (NAP)

		2003		2002 Restated
in millions of euros				
Operating income	114		669	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense	96		-	
Exceptional other income /results from divestments	(23)		(321)	
Autonomous movements in working capital	34		(39)	
Cash flow from operations		756		842
Financing costs	(134)		(131)	
Paid corporate income tax	(106)		(109)	
Appropriation of reorganization provisions	(24)		(28)	
Other	8		1	
		(256)		(267)
Cash flow from operating activities		500		575
Net expenditure fixed assets	(92)		(147)	
Appropriation of acquisition provisions	(15)		(28)	
Acquisition spending	(97)		(300)	
Divestments of activities	500		30	
Cash flow investments		296		(445)
Cash flow surplus		796		130
Exercise of stock options	-		1	
Swap gains	23		-	
Movements in long-term loans	(432)		(136)	
Movements in short-term borrowings	(184)		184	
Movements in bank debts	-		(5)	
Dividend payments	(75)		(92)	
Dividend on own shares	2		-	
Repurchased shares	(10)		(24)	
Cash flow financing		(676)		(72)
Net cash flow		120		58
Cash and cash equivalents as at January 1	293		239	
Exchange differences on cash and cash equivalents	(9)		(4)	
		284		235
Cash and cash equivalents as at December 31		**404**		**293**

Reconciliation free cash flow		
Cash flow from operating activities	500	575
Net expenditure fixed assets	(92)	(147)
Appropriation of acquisition provisions	(15)	(28)
Free cash flow	**393**	**400**

ANNEX 4 - Consolidated Profit and Loss account (OAP)

in millions of euros (except as otherwise indicated)		2003		2002
Revenues		3,352		3,895
Exceptional other income / results from divestments		23		314
Cost of raw materials, subcontracted work and other external expenses	877		1,060	
Salaries and wages	939		1,016	
Social security charges and pensions	188		194	
Other operating expenses	635		730	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense / pension item	96		98	
Total operating expenses		3,270		3,631
Operating income		105		578
Financing results		(114)		(141)
Income before taxation		(9)		437
Taxation on income		(61)		(99)
Income after taxation		(70)		338
Non consolidated and minority interests		(5)		(10)
Net income		(75)		328
EPS		EUR (0.26)		EUR 1.15
EPS "fully diluted"		EUR (0.26)		EUR 1.13

	2003	2002
Reconciliation Ordinary EBITA		
Operating income	105	578
Exceptional other income / results from divestments	(23)	(314)
Amortization of intangible fixed assets	423	415
Exceptional restructuring expense / pension item	96	98
Ordinary EBITA	601	777
Reconciliation Ordinary net income		
Net income (A)	(75)	328
Amortization of intangible fixed assets	423	415
Tax on amortization	(46)	(48)
Exceptional other income / results from divestments (after taxation)	(20)	(303)
Exceptional restructuring expense /pension item (after taxation)	61	61
Ordinary net income (B)	343	453
Free Cash Flow (C)	393	400
Per share data*		
Weighted average number of shares in millions (D)	289.8	284.3
Weighted average number of shares fully diluted in millions (E)	318.7	314.6
Correction to income of 5% interest for stock options and 2.5% convertible bond (net of taxes) on assumed conversion (F)	25.5	25.7
Ordinary EPS (B:D)	EUR 1.18	EUR 1.59
Ordinary EPS fully diluted (minimum of ordinary EPS and (B+F):E)	EUR 1.16	EUR 1.52
EPS (A:D)	EUR (0.26)	EUR 1.15
EPS fully diluted (minimum of EPS and (A+F):E)	EUR (0.26)	EUR 1.13
Free cash flow per share fully diluted ((C+F/E)	EUR 1.31	EUR 1.35

* *Stock options assumed to be converted*

ANNEX 5

Consolidated Results

NAP	2003 (EUR millions)		2002 (EUR millions)	
	Revenues	Ordinary EBITA	Revenues	Ordinary EBITA
LTB Europe	1,279	209	1,266	228
LTB North America	1,025	267	1,229	319
LTB Asia Pacific	67	10	65	9
Health	663	103	793	130
Education	302	54	313	56
Non-Core	100	10	303	58
Corporate		(43)		(37)
Total	**3,436**	**610**	**3,969**	**763**

OAP	2003 (EUR millions)		2002 (EUR millions)	
	Revenues	Ordinary EBITA	Revenues	Ordinary EBITA
LTB Europe	1,271	215	1,258	234
LTB North America	993	249	1,214	326
LTB Asia Pacific	67	10	65	9
Health	630	103	749	131
Education	291	56	300	56
Non-Core	100	11	309	58
Corporate		(43)		(37)
Total	**3,352**	**601**	**3,895**	**777**

Key Figures OAP

€ million (except as otherwise indicated)	2003	2002	% Change	% Change Constant Currencies
Revenues	3,352	3,895	(14)	(5)
Ordinary EBITA	601	777	(23)	(13)
Ordinary EBITA margin (%)	18	20		
EBITA	505	679		
EBITA margin (%)	15	17		
Ordinary Net Income	343	453	(24)	(12)
Ordinary EPS (fully diluted)	€ 1.16	€ 1.52		
Dividend	€ 0.55	€ 0.55		
Free Cash Flow	393	400		
Free Cash Flow per share (fully diluted)	€ 1.31	€ 1.35		
Average Number of FTEs	19,540	20,284		

ANNEX 6

Legal, Tax & Business Europe

FY 2003/2002 (millions)			Change FY (millions)			
	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	1,271	1,258	(21)	58	(24)	13
Ordinary EBITA (EUR)	215	234	(23)	8	(4)	(19)
Ordinary EBITA margin %	16.9	18.6				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	Q4 2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	378	377	(10)	17	(6)	1
Ordinary EBITA (EUR)	85	91	(7)	2	(1)	(6)
Ordinary EBITA margin %	22.6	24.2				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	1,279	1,266	(21)	58	(24)	13
Ordinary EBITA (EUR)	209	228	(24)	9	(4)	(19)
Ordinary EBITA margin %	16.3	18.0				

Legal, Tax & Business North America

FY 2003/2002 (millions)			Change FY (millions)			
	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (USD) (EUR)	1,123 993	1,147 1,214	(44)	20	(197)	(221)
Ordinary EBITA (USD) (EUR)	282 249	308 326	(24)	2	(55)	(77)
Ordinary EBITA margin %	25.1	26.8				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	Q4 2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (USD) (EUR)	334 283	337 339	(1)	2	(57)	(56)
Ordinary EBITA (USD) (EUR)	111 95	114 117	(4)	1	(19)	(22)
Ordinary EBITA margin %	33.1	33.8				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (USD) (EUR)	1,158 1,025	1,160 1,229	(22)	20	(202)	(204)
Ordinary EBITA (USD) (EUR)	302 267	302 319	4	2	(58)	(52)
Ordinary EBITA margin %	26.1	26.0				

Legal, Tax & Business Asia Pacific

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	117 67	113 65	-	3	(1)	2
Ordinary EBITA (AUD) (EUR)	17 10	15 9	1	-	-	1
Ordinary EBITA margin %	14.8	13.5				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	29 17	29 16	1	-	-	1
Ordinary EBITA (AUD) (EUR)	6 4	5 3	1	-	-	1
Ordinary EBITA margin %	21.4	16.4				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD) (EUR)	117 67	113 65	-	3	(1)	2
Ordinary EBITA (AUD) (EUR)	17 10	15 9	1	-	-	1
Ordinary EBITA margin %	14.8	13.5				

Health

FY 2003/2002 (millions)			Change FY (millions)			
	2003	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	713 630	708 749	2	3	(124)	(119)
Ordinary EBITA (USD) (EUR)	117 103	123 131	(7)	-	(21)	(28)
Ordinary EBITA margin %	16.4	17.4				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	*Q4 2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	195 164	197 198	-	-	(34)	(34)
Ordinary EBITA (USD) (EUR)	44 38	41 42	4	-	(8)	(4)
Ordinary EBITA margin %	22.5	20.7				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	*2003*	*2002*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD) (EUR)	750 663	749 793	(9)	4	(125)	(130)
Ordinary EBITA (USD) (EUR)	117 103	123 130	(7)	-	(20)	(27)
Ordinary EBITA margin %	15.6	16.4				

WoltersKluwer
PRESS RELEASE

Education

FY 2003/2002 (millions)			Change FY (millions)			
	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	291	300	(10)	5	(4)	(9)
Ordinary EBITA (EUR)	56	56	-	-	-	-
Ordinary EBITA margin %	19.2	18.7				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	Q4 2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	47	46	(2)	4	(1)	1
Ordinary EBITA (EUR)	(1)	(3)	2	1	(1)	2
Ordinary EBITA margin %	(2)	(7)				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	302	313	(11)	5	(5)	(11)
Ordinary EBITA (EUR)	54	56	(2)	1	(1)	(2)
Ordinary EBITA margin %	18.0	17.9				

Non-Core

FY 2003/2002 (millions)			Change FY (millions)			
	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	100	309	(14)	(193)	(2)	(209)
Ordinary EBITA (EUR)	11	58	2	(49)	-	(47)
Ordinary EBITA margin %	10.9	18.9				
Q4 2003/2002 (millions)			**Change (millions)**			
	Q4 2003	Q4 2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	33	85	(4)	(48)	-	(52)
Ordinary EBITA (EUR)	13	23	3	(13)	-	(10)
Ordinary EBITA margin %	38.8	27.3				
FY 2003/2002 (millions)			**Change FY (millions)**			
NAP	2003	2002	Organic	Acquisition/ Divestment	Currency	Total
Revenues (EUR)	100	303	(8)	(193)	(2)	(203)
Ordinary EBITA (EUR)	10	58	1	(49)	-	(48)
Ordinary EBITA margin %	10.2	19.3				

WoltersKluwer

Press Release

5 February 2004 | CET 6:30

Wolters Kluwer reports 2003 preliminary results in line with outlook

Amsterdam (February 5, 2004) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company, reported today its preliminary un-audited results for the year ended December 31, 2003. The company's results are consistent with the outlook reiterated in October and indicate continued stabilization of the business.

Highlights for 2003 include:*

- Benchmark ordinary net income -12% in constant currencies in line with outlook
- Total revenues €3,352 million; ordinary EBITA €601 million
- Ordinary EBITA margin of 18%
- New strategy to invest in growth around leading market positions, restructure the cost base, and reorganize to improve operational and customer focus is firmly in place
- Cost reductions €79 million; approximately one third structural, including 500 FTE reduction
- Strong revenue growth in Canada, Italy, Central Europe, Scandinavia and Spain, as well as within Teleroute, Tax Compliance and Professional & Education units
- Net debt reduced by 29% from €2.7 billion to €1.9 billion
- Bond buy-back of €1.125 billion and new bond issue of €700 million successfully completed
- Ordinary EPS of €1.16
- Dividend maintained at €0.55 for 2003

Nancy McKinstry, Chairman of the Executive Board, commented: "2003 was a year of transition for Wolters Kluwer, during which we began a significant cost reduction program and realignment of the organization for profitable growth. The new strategy announced in October is well underway and proceeding on schedule. Performance for the year was in line with our previous outlook, and we are encouraged by the improvement seen in fourth quarter performance, especially in North America."

Variances in %	Revenues	Ordinary EBITA	Benchmark ordinary net income
Organic	-2	-7	
Acquisitions	2	1	
Divestments	-5	-7	
At constant rates	**-5**	**-13**	**-12**
Currency	-9	-10	-12
Total (euro terms)	-14	-23	-24

** Note: "Ordinary" refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. "Ordinary" figures are non-GAAP compliant financial figures, but are internally regarded as key performance indicators. With the exception of figures in Annex 2, all financial information is presented in accordance with old accounting principles; these principles were applied until December 31, 2002.*

Wolters Kluwer's 2003 Cluster Highlights

Legal, Tax & Business Europe

- Revenues €1,271 million; ordinary EBITA €215 million; ordinary EBITA margin 17%
- Organic growth in revenues –1.7%

The strategy in Europe is focused on growing online products and software tools across all core markets and restructuring operations to improve performance. Strong growth was experienced in Central Europe, Italy, Spain, Scandinavia and Teleroute. The competitive position in the Italian legal market was enhanced with the acquisition of CEDAM, a major legal publisher. The expansion of the European Internet Platform continued with the launch of several new products.

The restructuring plan put in place for Belgium led to stabilized revenues and improved profitability. Order management system issues in the Netherlands have been resolved, though this unit's results were impacted by weak advertising sales and lack of major new legislation. In the UK, restructuring plans are underway. The new European organization has been successfully implemented, and management across the region was strengthened with the appointment of CEO Rolv Eide and other senior managers.

Legal, Tax & Business North America

- Revenues $1,123 million; ordinary EBITA $282 million; ordinary EBITA margin 25%
- Organic growth in revenues -3.6%
- Revenues €993 million; ordinary EBITA €249 million

The strategy to restructure Legal, Tax & Business North America outlined in March 2003 is developing according to plan. This strategy is focused on strengthening number one market positions by delivering integrated content solutions and software suites. Despite challenging economic conditions, good revenue growth was achieved in CCH Legal Information Services, Tax Compliance and CCH Canada, driven by solid sales of new software solutions. At Aspen, the product line was rationalized to sharpen the focus on legal customers, systems-related issues were fixed and integration with the CCH legal unit began. CCH Legal Information Services extended its leading position in the corporate legal market through the acquisition of TyMetrix, the number one provider of electronic billing services. Stronger year-end renewal performance positioned these units for improved results in 2004.

Significant cost savings were achieved to improve operating margin levels to 25% for the full year. Going forward, opportunities for reducing the cost base will focus on moving to shared services for support functions, streamlining technology platforms, consolidating real estate holdings, and leveraging offshore development to control the rise in development spending.

Legal, Tax & Business Asia Pacific

- Revenues AUD 117 million; ordinary EBITA AUD 17 million; ordinary EBITA margin 15%
- Organic growth in revenues 0.3%
- Revenues €67 million; ordinary EBITA €10 million

The Asia Pacific market rebounded in the second half of 2003, contributing to improved revenue and operating income performance over last year. The software group's performance also benefited from improved market conditions, contributing to improved performance over prior year.

Health

- Revenues $713 million; ordinary EBITA $117 million; ordinary EBITA margin 16%
- Organic growth in revenues 0.3%
- Revenues €630 million; ordinary EBITA €103 million

The Health strategy announced in Fall 2002 is mid-way in its implementation. This strategy is concentrated on driving penetration and usage of the Ovid online platform, strengthening core content businesses and pursuing growth in pharmaceutical markets and clinical tools.

While overall performance was below expectations, improvements in two of Health's largest business units are encouraging. The Professional & Education unit achieved solid revenue growth due to the rejuvenation of its core publishing program in nursing and medicine, and the Ovid online platform continued to extend its number one position in the health market with strong international sales. However, the medical journal business was challenged by the loss of a major journal and the weak advertising market.

Education

- Revenues €291 million; ordinary EBITA €56 million; ordinary EBITA margin 19%
- Organic growth in revenues -3.5%

Education's strategy is focused on investing to reinforce its number one position in textbook publishing and improving operating efficiency through shared back office services and consolidation of locations.

Despite challenging market conditions, operating margins improved, led by progress in operating efficiencies in Belgium and the Netherlands. Most operations have installed new senior management. Revenues remain challenged by tight government spending throughout Europe. The acquisition of Digital Spirit, an e-learning company, advanced Education's growth plans in the educational e-learning and services markets.

Non-core
- Revenues €100 million; ordinary EBITA €11 million; ordinary EBITA margin 11%
- Organic growth in revenues of -4.4%

Results from the non-core segment were better than expected due to improvements in operating margins and stabilized revenue performance. Though advertising revenues, which have dropped off since 2002, heavily influence this part of the business, the situation is offset by ongoing restructuring efforts that are already yielding good results.

Corporate
- Corporate ordinary EBITA (€43) million

Notes to Editors
The former cluster structure within Wolters Kluwer mentioned in this press release was changed to a division structure effective January 1, 2004. The divisions are: Health; Corporate & Financial Services; Tax, Accounting & Legal; Legal, Tax & Regulatory Europe; and Education.

The information in this press release is based on un-audited figures and data for the year 2003 (Annex 1). The financial results for the full year 2003, including the full profit and loss account, balance sheet, cash flow statement and other financial details, will be released on March 8, 2004.

In the 2003 annual accounts, Wolters Kluwer will adopt Dutch accounting guidelines RJ 270, RJ 271, RJ 340 for the period January 1, 2003 to December 31, 2003. These accounting changes will bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS) and have a slight positive impact on revenues/EBITA/EPS (Annex2).

Forward-looking statement
This announcement might contain forward-looking statements, which may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate/financial, legal/regulatory and education sectors. Wolters Kluwer has annual revenues (2003) in excess of €3.3 billion, employs approximately 19,500 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2004 Calendar

2003 Full Year Results	8-Mar-04
Publication of Annual Report	6-Apr-04
Annual Meeting of Shareholders	21-Apr-04
Investor/Analyst Day (CFS Division)	27-Apr-04
Q1 2004 Results	13-May-04
2004 Half Year Results	10-Aug-04
Q3 2004 Results	17-Nov-04

Wolters Kluwer Contacts

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Tel: +31 (0)20 6070 407
ir@wolterskluwer.com

Media
Caroline Wouters
Manager, External Communications
Tel:+31 (0)20 6070 459
press@wolterskluwer.com

Click here for full press release, including annexes (pdf)

WoltersKluwer

Press Release

25 November 2003 | CET 2:50

Wolters Kluwer Education: strong basis, poised for growth

Amsterdam (November 25, 2003) - The Education division of Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, will hold a series of presentations and product demonstrations today for analysts and investors in Amsterdam. The meeting will be hosted by senior management and key executives from the Education division, and will have as its theme 'Wolters Kluwer Education from A to Z'. Attendees will be updated on Wolters Kluwer's twofold strategy for Education in its core market segments: protecting and growing the existing book business and aggressively expanding into such new segments as e-learning and teacher services.

Harry Sterk, CEO of Wolters Kluwer Education, commented: "Learning is an ongoing need, despite economic conditions. Our division has leading and distinct positions across key European educational segments, in which we merge customer needs and technologies to create opportunities for building new and compelling products and services. A good level of product innovation, in combination with tight cost management, provides us with a solid foundation and steady growth. We build on proven capabilities in content development, technology and customer service. This approach underlines our vision to be the leading and fastest growing provider of quality learning solutions, as well as a trailblazer in integrating content, services and technology in the European education markets".

During 2002, some 38% of the division's EUR 300 million in revenues came from revenues of products for secondary education, followed by 25% for primary, 18% higher education and 15% vocational. Harry Sterk added: "Within Education, we emphasize specific market dynamics; every five to seven years, governments decide on new curricula for secondary, which causes a cyclical effect. In The Netherlands, for example, new curricula are expected in 2004. With our robust platforms and strong, trusted brands (of which several are over 125 years old), we are extremely well positioned to fulfill market needs".

Going forward
In an environment burdened by a shortage of teachers and increased performance demands, Wolters Kluwer Education's strategy aims to provide integrated solutions by integrating content, services and technology to facilitate learning processes. "So, we will provide solutions for testing, assessment, classroom administration, performance tracking and more in order to simplify teachers' lives, bring more structure to the content and improve students' performance".

"Wolters Kluwer Education maintains a strong presence across our markets, and we enjoy significant brand recognition as well. Assets like these, combined with our continuous focus on customers, will deliver solid margins, while positioning ourselves for further growth", said Harry Sterk.

The Education Day presentation is now available for download via www.wolterskluwer.com, and will be available there as a webcast as soon as possible following the presentation in Amsterdam on November 25, 2003.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which

Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the Editor

About Wolters Kluwer Education
Wolters Kluwer is Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Its brands are well established and are seen as a hallmark of quality and reliability. Many Europeans have been (and continue to be) educated products from such Wolters Kluwer Education companies as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2002) of EUR 300 million, and employs nearly 1,500 people.

About Wolters Kluwer (www.wolterskluwer.com)
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Wolters Kluwer Contacts

Media
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Investor Relations
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

Press Release

24 November 2003 | CET 2:30

Wolters Kluwer declares its Cash Offer on its outstanding EUR 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006 unconditional.

Amsterdam (November 24, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, today declares its cash offer (the "Cash Offer") on its outstanding EUR 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006 (the "Bonds"), and the associated conditional purchase agreements, unconditional.

Results of the Cash Offer

Further to its press release dated 19 November 2003, Wolters Kluwer together with the dealer managers for the Cash Offer has determined that EUR 422,993,000 (four hundred twenty two million nine hundred ninety three thousand euro) in aggregate principal amount of the Bonds has been validly tendered (or defectively tendered with Wolters Kluwer waiving such defect or causing such defect to be waived).

As the aggregate principal amount of the Bonds validly tendered has exceeded the aggregate principal amount of EUR 210,000,000 (two hundred and ten million euro), Wolters Kluwer is purchasing those Bonds validly tendered on a pro rated basis such that it is purchasing EUR 209,967,000 (two hundred nine million nine hundred sixty seven thousand euro) in aggregate principal amount of Bonds.

Settlement

Bondholders having sold Bonds to Wolters Kluwer pursuant to the Cash Offer will receive on the expected settlement date (November 26, 2003), for each EUR 1,000 principal amount of the Bonds validly tendered and delivered, an amount in cash equal to the purchase price for the Bonds plus an amount equal to interest accrued from and including the last interest payment date of the Bonds to but excluding the expected settlement date, by deposit of immediately available funds in euro with Deutsche Bank as tender agent.

Restrictions

Under no circumstances shall this press release constitute an offer to purchase or sell debt securities or the solicitation of an offer to sell, buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful. The offer for the Bonds has not been made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia.

Forward-looking statement

This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor

Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer

depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.
www.wolterskluwer.com

Financial publication calendar	
Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

Media: Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

Press Release

Latest | 2003 | 2002 | 2001 | 2000

19 November 2003 | CET 12:00

Wolters Kluwer has successfully priced EUR 700 million of senior bonds notes due January 2014

Amsterdam (November 19, 2003) - Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces today that it has successfully priced a EUR 700 million denominated bond issue. The coupon on the bonds has been set at 5.125% with an issue price of 99.618. The maturity date of the bonds is January 27, 2014. The proceeds from this bond issue will be used to partly refinance the recently completed Cash Tender Offer for the 6.125% bonds due 2005; the 5.50% bonds due 2006 and the 1.00% convertible bonds due 2006, as well as for general corporate purposes.

ABN AMRO Bank N.V., Credit Suisse First Boston (Europe) Ltd. and Deutsche Bank acted as joint bookrunners; Citigroup, ING and Rabobank International are the co-lead managers.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

www.wolterskluwer.com

Media: Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31 20 6070 407
email: ir@wolterskluwer.com

WoltersKluwer

Press Release

Latest | 2003 | 2002 | 2001 | 2000

19 November 2003 | CET 3:00

Wolters Kluwer announces results of the Cash Offer on its outstanding EUR 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006.

Amsterdam (November 19, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces today that in connection with Wolters Kluwer's cash offer ("Cash Offer") on its outstanding EUR 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006 (the "Bonds"), approximately EUR 423,000,000 in aggregate principal amount of Bonds were tendered under the Cash Offer and therefore Wolters Kluwer will purchase on a pro rated basis. Wolters Kluwer expects to announce on November 21, 2003, whether the conditions to the Cash Offer, have been satisfied or waived by Wolters Kluwer.

"We are pleased with the market reactions on our cash offer. This is another step towards the continued focus on maintaining a strong balance sheet and enables good utilization of our strong cash position", said Boudewijn Beerkens, Chief Financial Officer and member of the Executive Board, in a comment.

Aggregate principal amount of the Bonds tendered under the Cash Offer and Purchase Amount
Wolters Kluwer, together with the dealer managers for the Cash Offer, have determined that approximately EUR 423,000,000 in aggregate principal amount of the Bonds has been validly tendered (or defectively tendered with Wolters Kluwer waiving such defect or causing such defect to be waived).

Subject to the Cash Offer being declared unconditional, as the aggregate principal amount of the Bonds validly tendered has exceeded the aggregate principal amount of EUR 210,000,000 (two hundred and ten million euro) (the "Purchase Amount"), Wolters Kluwer will purchase those Bonds validly tendered on a pro rated basis such that it shall purchase an aggregate principal amount of Bonds equal to the Purchase Amount. The Bonds validly tendered by each individual holder of Bonds will be purchased in an equal proportion by principal amount, rounded down in each case, as necessary, to an integral number of Bonds. The Bond Instructions (as defined in the information memorandum dated November 7, 2003 and published in connection with the Cash Offer, the "Information Memorandum") relating to Bonds not so purchased shall be automatically withdrawn on the expected settlement date (November 26, 2003). For the avoidance of doubt, each individual Bond, if purchased by Wolters Kluwer, is being purchased in its entirety.

Based on currently available information, the pro ration factor for the Bonds tendered under the Cash Offer is expected to be 49.646 %.

Conditions
The Cash Offer is still subject to certain conditions. These conditions to the Cash Offer are described in the Information Memorandum.

Wolters Kluwer expects to announce on November 21, 2003, whether the conditions to the Cash Offer, have been satisfied or waived by Wolters Kluwer.

Further information
Copies of the Information Memorandum and all press releases and advertisements issued in connection with the Cash Offer will be freely available during normal business hours at the offices of the tender agent, Deutsche Bank, at +44(0)20 7547 5000/+31(0)20 555 4822 as well as at Wolters Kluwer (communication department at +31(0)20 6070459/Press@wolterskluwer.com).

Under no circumstances shall this press release constitute an offer to purchase or sell debt securities or the solicitation of an offer to sell, buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

The Cash Offer has not been made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

www.wolterskluwer.com

Financial publication calendar	
Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

Media: Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

PRESS RELEASE

November 17, 2003

Wolters Kluwer announces the purchase price for the Cash Offer on its outstanding € 550,000,000 6.125% bonds 2000 due 2005 and € 750,000,000 5.50% bonds 1999 due 2006.

Amsterdam (November 17, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces the purchase price for its cash offer on its outstanding € 550,000,000 6.125% bonds 2000 due 2005 and € 750,000,000 5.50% bonds 1999 due 2006 (the "Cash Offer").

Purchase Price and settlement

The dealer managers for the Cash Offer, on behalf of and in consultation with Wolters Kluwer, have calculated that the purchase price for (i) the 2005 Bonds shall be € 1,064.07 (one thousand sixty four euro and seven eurocents) per € 1,000 principal amount of 2005 Bonds and (ii) the 2006 Bonds shall be € 10,611.10 (ten thousand six hundred eleven euro and ten eurocents) per € 10,000 principal amount of 2006 Bonds.

In respect of bonds validly tendered under the Cash Offer, in addition to the purchase price, Wolters Kluwer will pay accrued interest from and including the last interest payment date of the relevant bonds to but excluding the expected settlement date (November 20, 2003).

Bondholders having sold 2005 Bonds and/or 2006 Bonds to Wolters Kluwer pursuant to the Cash Offer will receive on the expected settlement date (November 20, 2003), for each € 1,000 principal amount of the 2005 Bonds and each € 10,000 principal amount of the 2006 Bonds validly tendered and delivered, an amount in cash equal to the purchase price for the relevant bonds plus an amount equal to interest accrued from and including the last interest payment date of the relevant bonds to but excluding the expected settlement date, by deposit of immediately available funds in euro with Deutsche Bank as tender agent.

Further information

Copies of the information memorandum and all press releases and advertisements issued in connection with the Cash Offer will be freely available during normal business hours at the offices of the tender agent, Deutsche Bank, in London at +44(0)20 7547 5000 and in Luxembourg at +352 421 22 460 as well as at Wolters Kluwer (communication department at +31(0)20 6070 459/Press@wolterskluwer.com).

Under no circumstances shall this press release constitute an offer to purchase or sell debt securities or the solicitation of an offer to sell, buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

The Cash Offer has not been made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia.

WoltersKluwer

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.
www.wolterskluwer.com

Financial publication calendar

Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

Media: Caroline Wouters, tel. +31(0)20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31(0)20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

PRESS RELEASE

November 17, 2003

Wolters Kluwer announces Purchase Price and updated Purchase Amount under Cash Offer for its outstanding € 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006.

Amsterdam (November 17, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces today the Purchase Price for the cash offer (the "Cash Offer") on its outstanding € 700,000,000 1.00% convertible unsubordinated bonds 2001 due 2006 (the "Bonds"). The purpose of the Cash Offer is to efficiently utilize cash and prudently reduce the quantity of debt maturing in 2006. To extend Wolters Kluwer's maturity profile and to raise cost effective longer term funding, Wolters Kluwer also intends to issue a new euro denominated bond in the immediate future.

Purchase Price and Purchase Amount

Wolters Kluwer, together with the dealer managers for the Cash Offer, has determined that the purchase price for the Bonds shall be € 1,012.50 (one thousand twelve and one half euro) per € 1,000 principal amount of Bonds (the "Purchase Price").

In respect of Bonds validly tendered under the Cash Offer, in addition to the Purchase Price, Wolters Kluwer will pay accrued interest from and including the last interest payment date of the Bonds to but excluding the expected settlement date. The expected settlement date for the Cash Offer has been rescheduled from November 25, 2003 to November 26, 2003.

The amount sought by Wolters Kluwer is € 210,000,000 (two hundred ten million euro) or 30% of the aggregate principal amount of Bonds outstanding at the commencement of the Cash Offer (the "Purchase Amount").

If less than the Purchase Amount is tendered, all valid tenders will be accepted by Wolters Kluwer. If more than the Purchase Amount is tendered, Wolters Kluwer shall purchase an equal proportion of the Bonds tendered (rounded down in each case to an integral number) such that the aggregate principal amount of Bonds so purchased shall be equal to the Purchase Amount. The Cash Offer expires at 17:00 hours Central European time on Tuesday, November 18, 2003. The Cash Offer is, among others, conditional on Wolters Kluwer being able to obtain funding on acceptable terms as described in the information memorandum dated November 7, 2003 and published in connection with the Cash Offer (the "Information Memorandum"). Results of the Cash Offer will be announced as soon as practicable on Wednesday, November 19, 2003 and Wolters Kluwer expects to announce whether the Cash Offer will be declared unconditional on November 21, 2003. The terms and conditions of the Cash Offer are described in more detail in the Information Memorandum.

Further information
Additional information concerning the Cash Offer has been made available in the Information Memorandum and through advertisements in Het Financieele Dagblad and in the Daily Official List of Euronext Amsterdam N.V. Answers to questions regarding the terms of and the conditions to the Cash Offer, may be obtained by contacting the dealer managers, Credit Suisse First Boston (Europe) Limited at +44(0)207 888 2337 or Citigroup Global Markets Limited at +44(0)207 986 0260.

The tender agent, Deutsche Bank, may be contacted at +44(0)207 547 5000/+31(0)20 555 4822 for assistance in tendering Bonds. Copies of the Information Memorandum and all press releases and advertisements issued in connection with this Cash Offer are available at the tender agent and Wolters Kluwer (communication department at +31(0)20 6070 459/Press@wolterskluwer.com).

Under no circumstances shall this press release constitute an offer to sell or purchase debt securities or the solicitation of an offer to sell, buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

The offer for the Bonds is not being made and will not be made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.
www.wolterskluwer.com

Financial publication calendar

Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

WoltersKluwer

Media: Caroline Wouters, tel. +31(0)20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31(0)20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

PRESS RELEASE

November 17, 2003

Wolters Kluwer declares its Cash Offer on its outstanding € 550,000,000 6.125% bonds 2000 due 2005 and € 750,000,000 5.50% bonds 1999 due 2006 unconditional.

Amsterdam (November 17, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, today declares its cash offer (the "Cash Offer") on its outstanding € 550,000,000 6.125% bonds 2000 due 2005 (the "2005 Bonds") and € 750,000,000 5.50% bonds 1999 due 2006 (the "2006 Bonds"), and the associated conditional purchase agreements, unconditional.

"We have completed the straight bond cash offer as announced in our Strategy Update on October 30. We are pleased with the results we have achieved as part of our overall liability management initiative" said Boudewijn Beerkens, Member of the Executive Board/Chief Financial Officer.

Purchase Price

The dealer managers for the Cash Offer, on behalf of and in consultation with Wolters Kluwer, will calculate the purchase price for the 2005 Bonds and the 2006 Bonds at 09.00 Central European time today and announce the purchase price as soon as possible thereafter.

Aggregate principal amount of the bonds tendered under the Cash Offer

The dealer managers for the Cash Offer, on behalf of and in consultation with Wolters Kluwer, have calculated that approximately € 910,000,000 in aggregate principal amount of the 2005 Bonds and the 2006 Bonds has been validly tendered (or defectively tendered with Wolters Kluwer waiving such defect or causing such defect to be waived). Wolters Kluwer is purchasing all bonds validly tendered (or defectively tendered with Wolters Kluwer waiving such defect or causing such defect to be waived).

Further information

Copies of the information memorandum and all press releases and advertisements issued in connection with the Cash Offer will be freely available during normal business hours at the offices of the tender agent, Deutsche Bank, in London at +44(0)20 7547 5000 and in Luxembourg at +352 421 22 460 as well as at Wolters Kluwer (communication department at +31(0)20 6070 459/Press@wolterskluwer.com).

Under no circumstances shall this press release constitute an offer to purchase or sell debt securities or the solicitation of an offer to sell, buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

The Cash Offer has not been made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.
www.wolterskluwer.com

Financial publication calendar

Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

Media: Caroline Wouters, tel. +31(0)20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31(0)20 6070 407
e-mail: ir@wolterskluwer.com

WoltersKluwer

PRESS RELEASE

November 12, 2003

Wolters Kluwer Third Quarter 2003 Trading Update:
Performance stabilizes in third quarter - full year 2003 outlook reiterated

Amsterdam (November 12, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, reported today its (un-audited) trading update for the quarter ended September 30, 2003. Results for the third quarter 2003 have stabilized compared to the first half of 2003, with benchmark figures showing improvements compared to the second quarter 2003. The outlook for 2003 is reiterated.

- **Benchmark ordinary net income YTD of € 203 mln. Adjusted for currency, benchmark declined 18% YTD (compared with 26% decline over HY 2003)**
- **Improvements bolstered by the 2003 cost savings plan of € 70 million**
- **Revenues YTD € 2,431 mln; EBITA before exceptional items € 377 mln**
- **Net debt reduced by 29% from € 3 bln (Q3 '02) to € 2.1 bln (Q3 '03)**
- **Bond buy back program launched**
- **Ordinary free cash flow improved 25% YTD from € 122 mln to € 152 mln**
- **Outlook full year 2003 reiterated**

Nancy McKinstry, Chairman of the Executive Board, commented: "The results for the third quarter are in line with our expectations and demonstrate improvements in performance compared with the second quarter. The benefits of our cost savings programs are being realized and revenue performance is improving. Growth in electronic products continued in all of our markets despite the weakness in worldwide economic conditions."

"Our strategy of investing in growth around our leading market positions, restructuring our cost base, and reorganizing our business around key customer segments, is off to a good start. I have confidence that we will deliver sustainable growth and improved value for our customers and shareholders. We are committed to achieving the results outlined on October 30th, revenue growth of 3-4% and operating margins of 19-20% by 2007," McKinstry said.

€ million	YTD 2003	YTD 2002	% Change	% Change Constant Currencies
Total Revenues	2431	2832	-14	-5
EBITA *	377	520	-27	-18
EBITA margin % *	16	18		
Benchmark net profit **	203	288	-30	-18

** Before exceptional items (€ 21 mln)*
*** Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*

Variances YTD	Revenues		EBITA *		Benchmark net profit **	
	€ million	*% change*	*€ million*	*% change*	*€ million*	*% change*
Organic	-65	-2	-67	-13		
Acquisitions	+69	+2	+7	+2		
Continuing activities	**+4**	**0**	**-60**	**-11**		
Divestments	-149	-5	-36	-7		
At constant rates	**-145**	**-5**	**-96**	**-18**	**-53**	**-18**
Currency	-256	-9	-47	-9	-32	-12
Total (€)	-401	-14	-143	-27	-85	-30

€ million	Q1 2003	Q2 2003	Q3 2003	YTD 2003
Total Revenues	779	830	822	2431
EBITA *	87	143	147	377
EBITA margin % *	11	17	18	16
Benchmark net profit **	39	81	83	203

** Before exceptional items (€ 21 mln)*
*** Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*

Organization and management

As of January 2004 the operations will be organized into five divisions focused on our key customer segments. The divisions (Health; Corporate & Financial Services; Tax, Accounting & Legal USA/Asia Pacific; Legal, Tax & Regulatory Europe and Education) replace the existing cluster organization.

The management team was further strengthened with the appointment of Rolv Eide to the position of CEO for Legal, Tax & Business Europe, and Kathy Baker to the position of Senior Vice President Corporate Human Resources.

Performance overview

Legal, Tax & Business Europe

The trend in Legal, Tax & Business Europe is in line with expectations for the third quarter. Belgium is improving with Italy, Spain, Scandinavia and Teleroute producing healthy organic growth revenues. Advertising weakness affected both France and the Netherlands negatively. Lack of new legislation also impacted results in the Netherlands. Business in the UK continues to face challenging market conditions.

Q3 and YTD 2003/2002 (millions)					**Change YTD (millions)**			
Q3 '03	*Q3 '02*		*YTD '03*	*YTD '02*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
266	259	Revenues (EUR)	893	880	-8	+38	-17	+13
26	30	EBITA * (EUR)	129	143	-17	+6	-3	-14
10	12	EBITA margin % *	15	16				

** Before exceptional items*

Legal, Tax & Business North America

CCH US Publishing, CCH Canada, Legal Information Services and CCH Tax Compliance achieved positive revenue growth, while operating income at Aspen Publishers benefited from aggressive cost savings and product line pruning. CCH Tax Compliance continued its strong performance. The cost savings at Bankers System Inc. improved operating income results and growth continues in the mortgage segment of its business. In August 2003, Legal Information Services acquired Tymetrix, the pioneer, and leading company for Internet e-billing for corporate legal departments and law firms.

Q3 and YTD 2003/2002 (millions)					Change YTD (millions)			
Q3 '03	*Q3 '02*		*YTD '03*	*YTD '02*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
258	254	Revenues (USD)	789	809				
229	253	(EUR)	711	875	-43	+18	-139	-164
67	52	EBITA * (USD)	171	194				
60	51	(EUR)	154	209	-25	0	-30	-55
26	21	EBITA margin % *	22	24				

** Before exceptional items*

Legal, Tax & Business Asia Pacific

Revenue performance continued in line with the developments in the first half 2003, while operating income margin for the third quarter improved due to tight cost control.

Legal, Tax & Business Asia Pacific

Q3 and YTD 2003/2002 (millions)					Change YTD (millions)			
Q3 '03	Q3 '02		YTD '03	YTD '02	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
29	29	Revenues (AUD)	88	84				
17	17	(EUR)	50	49	-1	+4	-2	1
4	4	EBITA * (AUD)	11	11				
2	2	(EUR)	6	6	0	0	0	0
14	13	EBITA margin % *	13	13				

** Before exceptional items*

Health

Health showed strong improvement in revenue growth compared with second quarter results, with performance at Professional & Education and Pharma leading the way. EBITA results are lower than last year due to the sales mix at Pharma, accelerated depreciation of investments and higher personnel costs.

In September 2003, the new publication *Nursing Made Incredibly Easy* was launched. This journal was created for a new segment within the nursing market. With 40,000 new subscribers the results are ahead of plan, helping to strengthen Wolters Kluwer's position as the #1 nursing journal publisher worldwide.

Health

Q3 and YTD 2003/2002 (millions)					Change YTD (millions)			
Q3 '03	*Q3 '02*		*YTD '03*	*YTD '02*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
185	176	Revenues (USD)	518	511				
164	178	(EUR)	466	551	+5	+3	-93	-85
31	36	EBITA * (USD)	73	82				
28	38	(EUR)	66	89	-10	0	-13	-23
17	21	EBITA margin % *	14	16				

** Before exceptional items*

WoltersKluwer

Education

Education business was negatively affected by delays in new curriculum adoption and tight government spending. With a strong cost control program in place, third quarter profits improved over second quarter performance. Digital Spirit, the German educational e-learning company was acquired in July 2003.

On November 25, Wolters Kluwer Education will present its business strategy to investors and analysts.

Education

Q3 and YTD 2003/2002 (millions)					Change YTD (millions)			
Q3 '03	*Q3 '02*		*YTD '03*	*YTD '02*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
127	134	Revenues (EUR)	244	255	-9	+2	-4	-11
52	49	EBITA * (EUR)	57	59	-1	0	-1	-2
41	37	EBITA margin % *	23	23				

** Before exceptional items*

Comments on Cash Flow, Balance Sheet, Bond Buy Back and Accounting principles

Wolters Kluwer Q3 2003 YTD ordinary free cash flow of € 152 mln continues to compare positively to last year (€ 122 mln, Q3 2002 YTD) as a result of working capital control and reduced capital expenditure.

Wolters Kluwer net debt of € 2.1 bln (Q3 2003) is 29% lower than € 3.0 bln per Q3 2002. On October 30, 2003 a bond buy back program was launched with the purpose to efficiently utilize cash and prudently reduce the quantity of debt maturing in 2005 and 2006. As from October 31, 2003 Wolters Kluwer made a firm public offer in respect of its € 550 million 6.125% bonds 2000 due 2005 and € 750 million 5.50% bonds 1999 due 2006. On November 7, Wolters Kluwer announced a cash offer on its outstanding 1.00% convertible unsubordinated bonds 2001 due 2006. To extend Wolters Kluwer's maturity profile and to raise cost effective longer term funding, Wolters Kluwer also intends to issue a new Euro denominated bond in the immediate future.

This press release is based on un-audited figures and data for the third quarter of the year 2003. The financial results for the full year 2003, including the profit and loss account, balance sheet, cash flow statement and other financial details, will be released on March 8, 2004.

Per year-end 2003, Wolters Kluwer will adopt Dutch accounting guidelines RJ 270 and RJ 271 for the period January 1, 2003 to December 31, 2003. These accounting changes will bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS).

Forward-looking statement

This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

WoltersKluwer

Note for the editor

Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

www.wolterskluwer.com

Calendar 2003/2004

Strategy Update	October 30, 2003
Bond Buy Back program	October 30, 2003
Results third quarter 2003	November 12, 2003
Education investors/analysts day	November 25, 2003
Preliminary results 2003	February 5, 2004
Results full year 2003	March 8, 2004
Results first quarter 2004	May 2004
Results half year 2004	August 2004

Media: Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer

WoltersKluwer

PRESS RELEASE

7 November 2003

Wolters Kluwer announces cash offer on its outstanding 1.00% convertible unsubordinated bonds 2001 due 2006

Amsterdam (7 November 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces today a cash offer on its outstanding 1.00% convertible unsubordinated bonds 2001 due 2006. The purpose of the cash offer is to efficiently utilize cash and prudently reduce the quantity of debt maturing in 2006. To extend Wolters Kluwer's maturity profile and to raise cost effective longer term funding, Wolters Kluwer also intends to issue a new euro denominated bond in the immediate future.

Cash offer for the 1.00% convertible unsubordinated bonds 2001 due 2006

Wolters Kluwer today makes available the information memorandum with respect to its cash offer for its €700 million 1.00% convertible unsubordinated bonds 2001 due 2006. The cash offer for the convertible bonds will be subject to the anticipated issue of a new euro denominated bond as well as to the terms and other conditions contained in the relevant information memorandum available as of today.

Dealer Managers for the cash offer

The dealer managers in relation to the cash offer for the 1.00% convertible unsubordinated bonds 2001 due 2006 will be Credit Suisse First Boston (Europe) Limited and Citigroup Global Markets Limited.

Details of the cash offer for the 1.00% convertible unsubordinated bonds 2001 due 2006 (the "Bonds")

Wolters Kluwer from today invites holders of the Bonds to tender their Bonds up to 17:00 hours, Central European time, on 18 November 2003. Tenders must be made in the manner further specified in the Information Memorandum that will be available as of today. Bonds tendered under the cash offer may be withdrawn at any time prior to 18 November 2003, 17:00 hours Central European Time.

The purchase price for the Bonds will be determined by the Company on 17 November 2003 and is expected to be announced on 17 November 2003 through means of a press release, the contents of which will also be set out in an advertisement in Het Financieele Dagblad on 18 November 2003 (the "Advertisement") and in the Daily Official List of Euronext Amsterdam N.V. on 18 November 2003. The contents of the Advertisement forms an integral part of the cash offer. In addition to the purchase price, the Company will pay accrued interest up to but excluding the expected settlement date for the Bonds validly tendered under the cash offer.

Under the terms and conditions of the cash offer for the Bonds, if the aggregate principal amount of the Bonds validly tendered by holders of the Bonds to Wolters Kluwer exceeds the Purchase Amount (as defined below), the Bonds tendered under the cash offer for the Bonds may be purchased, in Wolters Kluwer's sole discretion, on an equally pro rated basis in the manner set forth in the information memorandum available as of today and the Advertisement, such that the aggregate principal amount of the Bonds so purchased shall be equal to or in excess of the Purchase Amount.

"Purchase Amount" means 20 per cent. of the aggregate principal amount of the Bonds outstanding at the date hereof, which 20 per cent. of the aggregate principal amount is EUR 140,000,000, or such aggregate principal amount greater than 20 per cent. as Wolters Kluwer may further specify and announce on 17 November 2003.

Further information
Additional information concerning this cash offer will be made available in the relevant information memorandum and through advertisements in Het Financieele Dagblad and in the Daily Official List of Euronext Amsterdam N.V. Answers to questions regarding the terms of and the conditions to the offer for the Bonds, may be obtained by contacting the dealer managers, Credit Suisse First Boston (Europe) Limited at +44(0)207 888 2337 or Citigroup Global markets Limited at +44(0)207 986 0260. The tender agent, Deutsche Bank, may be contacted at +44(0)207 547 5000 for assistance in tendering bonds. Copies of the information memorandum will be available at the tender agent and Wolters Kluwer at +31(0)20 6070 459 as of today.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

The offer for the Bonds is not being made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia. Under no circumstances shall this notice constitute an offer to sell debt securities or the solicitation of an offer to buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitation general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.
www.wolterskluwer.com

Financial publication calendar:
Trading update 3rd quarter - 12 November 2003
Results full year 2003 - 8 March 2004

Media: Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors: Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer

WoltersKluwer

PRESS RELEASE

November 5, 2003

Wolters Kluwer appoints Kathy Baker as Senior Vice President Human Resources

Amsterdam (November 5, 2003) – Wolters Kluwer, a leading multinational information services company based in the Netherlands, announced today that it appoints Kathy Baker as its new Senior Vice President Human Resources, effective January 2004. Kathy Baker will succeed Mr. Tini Sanders.

Kathy Baker (American, 53), currently Vice President Human Resources for Legal, Tax & Business North America, joined Wolters Kluwer in February 2000. She has led human resources strategy for the North American business units through a period of change and played a central role in developing plans for the new North American organization and transition to shared services. Prior to joining Wolters Kluwer, she held positions with Merrill Lynch and Prudential Insurance Company. Ms. Baker has a degree from Rutgers University, and holds an MBA and a Master's of Science in Organizational Behavior from Benedictine University. Kathy Baker will report to Jean-Marc Detailleur, member of the Executive Board and responsible for Human Resources, and will relocate to Amsterdam early 2004.

Jean-Marc Detailleur commented, "Over the coming years, human resources will play an important, prerequisite role in the implementation of our sustainable growth strategy. Therefore, I am delighted that we were able to fulfil this important staff function with an excellent candidate. Kathy Baker has the right expertise and knowledge of Wolters Kluwer to advise the Executive Board on this key corporate task."

Note for the editor

Wolters Kluwer (Euronext Amsterdam: WKL), is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than €3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

www.wolterskluwer.com

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Results full year 2003 – March 8, 2004

Media:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer

WoltersKluwer

PRESS RELEASE

October 30, 2003

'The Professional's First Choice'

Wolters Kluwer's three-year strategy to deliver improved value to shareholders

- 2007 onwards: sustained revenue growth 3-4%, operating margins 19-20%
- Investments totalling €800 million to grow leading market positions
- A strong operational focus, rigor and discipline
- Sustainable cost reductions totalling €240 million
- Clear financial targets, including ROIC, to align management/shareholder interests
- Bond buy-back to reduce total debt position
- 2003 dividend at € 0.55 per share
- 2003: Q3 in line with expectations; outlook reiterated

London (October 30, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announced its new three-year strategy today, highlighting investments totalling €800 million to grow its leading market positions, structural cost reductions of €240 million and reorganization of its operations to integrate its business and to get closer to the customer. The company expects to reduce FTEs by 1,600 worldwide (8%) and to achieve annual sustained revenue growth of 3-4% and operating margins of 19-20% by 2007.

Nancy McKinstry, Wolters Kluwer's new Chairman, made the strategy announcement today during a meeting with investors and analysts in London. "We have worked hard to put the people and processes in place to execute our new strategy with rigor and discipline", she said.

"You can expect a deep sense of urgency from Wolters Kluwer management and a strong dedication to getting the job done. Ongoing discussions with customers in all our markets confirm that we have important, leading market positions that we can grow profitably. With the support of our Executive and Supervisory Boards and the strong commitment of Wolters Kluwer management and employees, I am convinced that our strategy will return us to solid growth and healthy margins."

"What is absolutely clear is that Wolters Kluwer has powerful assets and number one or two positions in 80 percent of its markets. These positions provide the foundation for growing our business, and we intend to work these assets smarter and harder. Therefore, the tighter integration of our operating units is needed. Our focus must be on disciplined, excellent management and a deep commitment to being in touch with our customers and doing everything necessary to meet their needs," McKinstry said.

The Professional's First Choice
Wolters Kluwer's vision is to be 'The Professional's First Choice in providing information, tools and solutions to help make their most critical decisions effectively and improve their productivity'.

Wolters Kluwer will focus on large markets, where it has leading and distinct positions. The growth plans are centered in three major areas; strengthen and expand customer relationships; deliver end-to-end solutions and invest in online growth and migration. "When we've focused on being responsive to our customers and delivering products that truly meet their needs, we've shown we can succeed," McKinstry said.

Tighter, customer focused organization
Wolters Kluwer will change fundamentally from a financial holding company to an operationally focused one. Five customer-facing divisions will replace the former cluster structure and the CEO of each division will report directly to McKinstry. The five divisions are: Health; Corporate & Financial Services; Tax, Accounting & Legal (USA and Asia Pacific); Legal, Tax & Regulatory Europe, and Education.

Under the new structure, each division has identified ways to grow market positions and to achieve efficiencies, by consolidating functions, decreasing management layers, and combining locations. Wolters Kluwer will invest only where it has demonstrable potential for growth and only where it can achieve returns above its weighted, average cost of capital.

Structural cost improvements
Wolters Kluwer will improve its cost base with sustainable cost reductions of €240 million from 2003 to 2006. From 2007 onwards, annualized savings will be €100 million. These cost savings will be realized by restructuring operations, streamlining back-office functions, developing shared services, and consolidating real estate holdings. Wolters Kluwer also will standardize technology platforms, consolidate data centres, and increase its cost flexibility with offshore development and IT outsourcing.

"We must focus on customers and developing products that meet market needs. Profitable growth also depends on restructuring our cost base and streamlining operations," said McKinstry.

Financial
Wolters Kluwer will repurchase outstanding bonds from its investors. Wolters Kluwer also intends to issue a new Euro denominated bond. The repurchase will utilise the Company's strong cash position to reduce total debt and, in conjunction with the intended new issue, prudently reduce the quantity of debt maturing in 2005 and 2006.

The company's dividend for 2003 will be €0.55 per ordinary share/depositary receipts, as it was in 2002.

McKinstry stated that third quarter results will be in line with expectations and reiterated the Company's outlook for 2003.

WoltersKluwer

Confidence in the Future
From 2007 onwards, Wolters Kluwer expects annual revenue growth of 3-4%, with 45% of the revenues coming from electronic products and services. The operating margins will be improved to 19-20%.

McKinstry summarized, "We have planned the work and now we will work the plan. I have confidence in our strategy, and we are determined to succeed."

The full presentation (including web cast) to the investors/analyst meeting of October 30, 2003 in London is available through our website: www.wolterskluwer.com.

Forward-looking statement
This trading statement contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL), is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than €3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Internet:
www.wolterskluwer.com

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Preliminary figures full year 2003 - January 2004
Results full year 2003 – March 8, 2004

Media:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer

WoltersKluwer

PRESS RELEASE

October 30, 2003

Wolters Kluwer announces capital market transactions

In addition to the Strategy Update presentation today by Wolters Kluwer at an investors and analyst meeting in London, Wolters Kluwer announces a series of intended capital market transactions. Wolters Kluwer announces to make a public offer on its outstanding 6.125% bonds 2000 due 2005 and 5.50% bonds 1999 due 2006 and the intention to make a public offer on its outstanding 1.00% convertible unsubordinated bonds 2001 due 2006. Next to that, Wolters Kluwer intends to issue a new Euro denominated bond.

Amsterdam (October 30, 2003) – Wolters Kluwer (Euronext Amsterdam: WKL), a leading multinational information services company based in the Netherlands, announces today to make a public offer on its outstanding 6.125% bonds 2000 due 2005 and 5.50% bonds 1999 due 2006 and the intention to make a public offer on its outstanding 1.00% convertible unsubordinated bonds 2001 due 2006. The purpose of the public offers is to efficiently utilize cash and prudently reduce the quantity of debt maturing in 2005 and 2006. To extend Wolters Kluwer's maturity profile and to raise cost effective longer term funding, Wolters Kluwer also intends to issue a new Euro denominated bond.

Firm public offer for 6.125% bonds 2000 due 2005 and 5.50% bonds 1999 due 2006

Wolters Kluwer as from 31 October 2003 will make a firm public offer in respect of its €550 million 6.125% bonds 2000 due 2005 and €750 million 5.50% bonds 1999 due 2006. The details of the public offer as described below, will be announced via a separate advertisement on 31 October 2003 and are subject to the terms and conditions of the information memorandum dated 31 October 2003.

Dealer Managers for the public offer

The dealer managers in relation to the intended firm public offers for the 6.125% bonds 2000 due 2005 and the 5.50% bonds 1999 due 2006 will be Credit Suisse First Boston (Europe) Limited and Rabobank International.

Public offer for 1.00% convertible unsubordinated bonds 2001 due 2006

Wolters Kluwer also intends to make a public offer for its €700 million 1.00% convertible unsubordinated bonds 2001 due 2006. Further details of the public offer, if made, are expected to be announced on 7 November 2003. The public offer for the convertible bonds will be subject to the anticipated issue of the new Euro denominated bond as described below and the then prevailing market price of the convertible bonds as well as to the terms and other conditions contained in the relevant information memorandum expected to be available on 7 November 2003.

WoltersKluwer

New Euro denominated bond

Wolters Kluwer has mandated Credit Suisse First Boston (Europe) Limited and a selected group of banks to act as joint lead managers for an intended issue of new Euro denominated bond, subject to market conditions. The Company intends to hold meetings with fixed income investors on 13 November 2003 and 14 November 2003, and price the transaction the following week.

Details of firm public offer for 6.125% bonds 2000 due 2005 and 5.50% bonds 1999 due 2006 (together, the "Bonds")

Wolters Kluwer from 31 October 2003 invites holders of the Bonds to tender their bonds up to 17:00 hours, Central European time, on 14 November 2003. Tenders must be made in the manner further specified in the Information Memorandum that will be available as of 31 October 2003. The purchase price for the Bonds will represent a gross redemption yield of the relevant Bonds, if they were to be purchased for settlement on the settlement date which is expected to be 20 November 2003, equal to the gross redemption yield of the relevant benchmark government bonds (see below), plus the relevant tender spread (see below). The gross redemption yield of the benchmark government bonds will be calculated on the basis of their middle market prices as reported on Bloomberg at 09:00 hours, Central European time, on 17 November 2003, the Pricing Date. In addition, the Company will pay accrued interest up to but excluding the expected settlement date.

Bonds	Outstanding principal amount	Interest rate	Maturity of Bond	Benchmark government Bond	Tender spread
2005 Bonds	€ 550,000,000	6.125%	15 December 2005	OBL 5% due 19 August 2005	0.30%
2006 Bonds	€ 750,000,000	5.50%	22 September 2006	DBR 6.25% due 26 April 2006	0.35%

Under the terms and conditions of the cash offer for the Bonds, if all Bonds validly tendered by holders of the Bonds to Wolters Kluwer in the aggregate principal amount exceeds € 910,000,000 (the "Purchase Amount"), all Bonds tendered under the cash offer for the Bonds may be purchased, at Wolters Kluwer's sole discretion, on an equally pro rated basis in the manner set forth in the information memorandum available as of 31 October 2003.

Further information

Additional information concerning the terms and conditions of the public offers and the new issue will be made available, in addition to the relevant information memoranda and the prospectus for the new issue, through advertisements in *Het Financieele Dagblad, De Telegraaf* and *Tageblatt*. Additional information regarding the terms of the offer for the Bonds, including all questions relating to mechanics may be obtained by contacting the dealer managers, Credit Suisse First Boston (Europe) Limited at +44(0)207 883 5423 / 6748 or Rabobank International at +31(0)302162950. The tender agent, Deutsche Bank, may be contacted at +44(0)207547 5000. Copies of the information memorandum will be available at the tender agent and Wolters Kluwer +31(0)20 6070 459 as of 31 October 2003.

WoltersKluwer

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

The offer for the Bonds is not being made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada or Australia. Under no circumstances shall this notice constitute an offer to sell debt securities or the solicitation of an offer to buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

Forward-looking statement
This announcement might contain forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the capital markets, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer (Euronext Amsterdam: WKL), is a leading multinational information services company based in the Netherlands. The company's core markets are Health, Tax, Accounting, Corporate & Financial Services, Legal/Regulatory and Education. Wolters Kluwer has annual revenues (2002) of more than € 3.9 billion, employing almost 20,000 people and activities in Europe, North America, and Asia Pacific. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

www.wolterskluwer.com

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Preliminary figures full year 2003 - January 2004
Results full year 2003 – March 8, 2004

Media:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer

WoltersKluwer

PRESS RELEASE

August 14, 2003

Wolters Kluwer names Andres Sadler to Top Strategy Post
Strategic Development Veteran Joins Global Information Services Provider in New Corporate Position

Wolters Kluwer nv today announced the appointment of Andres Sadler to the newly-created position of Senior Vice President, Strategy for the global multi-media publishing and information services organization, as per today. Sadler will report directly to Nancy McKinstry, who will formally assume the Chairmanship on September 1.

In his new role, Sadler will lead the development and implementation of Wolters Kluwer's global strategy under McKinstry's direction. Sadler brings to the business more than 12 years of experience in strategy development and performance improvement for media and entertainment companies, with a specialization in magazine, book, newspaper and electronic media.

"I am extremely pleased to welcome Andres to Wolters Kluwer in this pivotal role," commented McKinstry. She added, "His vast experience in executing successful strategic initiatives for major media organizations fits perfectly into our strategic vision as we transition from a traditional publisher to a comprehensive information services provider for our professional customers. Andres will work closely with each of our clusters on their planning, and will begin his efforts by focusing on the realignment of the Legal, Tax & Business North American cluster, which we announced earlier this year."

Prior to joining Wolters Kluwer, Sadler was a Partner at Accenture's strategy and business architecture practice conducting work both in the United States and Latin America. Before Accenture, he was a Principal at Booz, Allen & Hamilton's strategy practice where he worked with a broad set of media and entertainment companies. A U.S. citizen who is originally from Argentina, Sadler holds a Master degree in Business Administration from Harvard University and a Bachelor of Science in Computer Science degree from Tufts University.

WoltersKluwer

Note for the editor

About Wolters Kluwer
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Preliminary figures full year 2003 - January 2004

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

August 12, 2003

Wolters Kluwer reports results for the first half of 2003
Emphasis on cost savings and restructuring programs

Financial performance
- First half results affected by currency, continued economic slowdown, divestments of non-core activities and investments in restructuring programs for future growth
- Benchmark ordinary net income[1] of EUR 120 mln. Adjusted for currency, the benchmark declined 26% over the first half (compared with a 31% decline over the first quarter of 2003)
- Ordinary free cash flow increased by EUR 32 mln due to strong emphasis on working capital control; net debt reduced by 29%
- Significant cost reduction program targeted for full year of at least EUR 70 mln
- Revenues EUR 1,609 mln; electronic revenues increased to 34% of total continuing revenues. Operating income (EBITA) EUR 230 mln

Outlook
- Outlook full year 2003: Stronger second half, but benchmark ordinary net income at constant currency expected to be significantly below that of last year

Near term actions
- Restructuring programs aimed at quality, efficiency and cost improvements, while maintaining investment levels in new product development
- Plans are underway to leverage solid market positions to gain benefits in second half and thereafter
- Strategic update from the new Chairman Executive Board on October 30, 2003

Benchmark figures

EUR million	**HY 2003**	HY 2002	Change	Change at constant currencies
Revenues	**1,609**	1,917	-16%	-6%
EBITDA[2]	**283**	408	-31%	
EBITA[2]	**230**	347	-34%	-24%
EBITA margin %	**14**	18		
Ordinary net income	**120**	194	-38%	-26%
Net income	**-115**[3]	32		

EPS[4]	**€ 0.42**	€ 0.66	-36%	
Ordinary free cash flow	**74**	42	+76%	
Ordinary free cash flow per share 'fully diluted'	**€ 0.23**	€ 0.15	+53%	
Average number of FTEs	**19,701**	20,132	-2%	

[1] *Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*
[2] *Before exceptional items*
[3] *After EUR 155 mln impairment charge (before tax)*
[4] *Ordinary EPS before amortization of intangible fixed asset, based on weighted average number of shares 'fully diluted'*

Variances	Revenues		EBITA[1]		Ordinary net income[2]	
	EUR million	*% change*	*EUR million*	*% change*	*EUR million*	*% change*
HY 2002	*1,917*		*347*		*194*	
Organic	-64	-3	-65	-19	-43	-22
Acquisitions	+51	+2	+5	+2	+3	+1
Divestments	-95	-5	-24	-7	-10	-5
Currency	-200	-10	-33	-10	-24	-12
HY 2003	*1,609*	*-16*	*230*	*-34*	*120*	*-38*

Rob Pieterse, Chairman of the Executive Board of Wolters Kluwer, commented:

"We have indicated during the year that 2003 would be challenging. Current market circumstances reinforce this with trading conditions difficult and currency working against us. Nevertheless, much has been achieved – financial controls and reporting have been tightened, net debt reduced, cost controls and the restructuring program accelerated, all of which will produce benefits from the second half onwards.

Looking further ahead, the new executive team will seek to capitalize on the valuable market positions that Wolters Kluwer has built and therefore looks forward to the future with confidence."

Achievements during the first six months

During the first half of the year trading conditions remained difficult and as a result, revenues for the first half fell 16% to EUR 1,609 mln. At constant currency, revenues declined 6%. Against this background, we have implemented initiatives during the first half to support a stronger second half and build on our solid market positions.

Organization

- New executive team and organization in place
- Investment in North America: restructuring into customer facing groups, appointment of CEOs, and other management changes
- Management changes in LTB Europe (United Kingdom and Belgium) and Education (United Kingdom and the Netherlands)

Cost reduction programs

- Significant cost reductions across all clusters, driven by efficiency gains and reductions in staff. Results expected predominantly in the second half of this year, with a target of at least EUR 70 mln for full year
- Organic staff reduction of 500 FTEs already achieved

Revenue generation

- Electronic revenues make up 34% of total continuing revenues
- Reinvesting in publishing programs across all clusters
- Acquisition of six companies, largely in Europe, with total estimated annualised revenues of approximately EUR 41 mln

[1] *Before exceptional items*

[2] *Benchmark ordinary net income before amortization intangible fixed assets and exceptional items*

WoltersKluwer

Outlook full year 2003

We have previously stated that 2003 will be a challenging year and that we do not see a short-term improvement in external trading conditions. Current market conditions reinforce this and, as a result, the benchmark ordinary net income at constant currencies is expected to be significantly below that of last year and lower than the level indicated in May. The second half of the year will be stronger than the first, as has been the case historically, and will also show the benefits of recent accelerated cost cutting and restructuring efforts.

With valuable market positions and a strong focus on cash generation, the medium and long-term prospects remain sound. The strategic update, to be held on October 30, will provide guidance from the new Chairman of the Executive Board on the medium and long-term direction, and the opportunities that management plans to exploit.

Performance of the clusters

Legal, Tax & Business Europe

			Change			
Million	HY 2003	HY 2002	*Organic*	*Acquisitions/ Divestment*	*Currency*	*Total*
Revenues (EUR)	628	621	-1%	+4%	-2%	+1%
Breakdown revenues (EUR)						
- Internet/on-line	*59*	*47*				
- CD-ROM	*115*	*121*				
- Print/services	*454*	*453*				
EBITDA (EUR)	125	134				
EBITA (EUR)	103	113	-10%	+3%	-2%	-9%
EBITA margin %	17	18				
Capex	19	26				
FTEs (average)	8,048	7,825				

Legal, Tax & Business Europe was the first cluster where we implemented a restructuring program focused on six core markets. We already see positive and promising results from the restructuring. Positive developments can be seen by the improving revenue growth rates in Italy, Scandinavia, Central and Eastern Europe, Spain and in our Teleroute business. Non-advertising related revenues in the Netherlands have also improved. The Italian and Spanish software companies reported strong results due to new tax developments. The transition from print towards electronic revenues resulted in 28% electronic revenues (including 9% Internet/on-line revenues).

However, the slow economic environment affected the business, especially in the United Kingdom where, as a result, we have implemented even stricter cost control and management changes. In Belgium we are working on improving results with a turnaround plan, which includes reinvestment in our publishing programs and staff reductions (approximately 150 FTEs). Advertising revenues, mainly in France and the Netherlands, also decreased.

For the rest of the year, the focus will be on cost reduction and the implementation of major initiatives to drive organic growth and infrastructure enhancements in several parts of this cluster. Despite the economic environment, our strong market positions in Europe have allowed us to maintain market share, giving us confidence in future growth.

Legal, Tax & Business North America

				Change			
Million		HY 2003	HY 2002	*Organic*	*Acquisitions/ Divestment*	*Currency*	*Total*
Revenues	(USD)	531	555				
	(EUR)	481	621	-7%	+3%	-18%	-22%
Breakdown revenues	*(USD)*						
- Internet/on-line		136	124				
- CD-ROM		135	139				
- Print/services		260	292				
EBITDA	(USD)	124	161				
	(EUR)	112	180				
EBITA	(USD)	104	142				
	(EUR)	94	158	-26%	0%	-14%	-40%
EBITA margin %		20	25				
Capex	(USD)	14	21				
	(EUR)	12	21				
FTEs (average)		6,563	6,423				

Earlier this year, we announced a comprehensive reorganization of the cluster into customer facing groups to improve our understanding of customer needs. This will allow us to accelerate new product development and achieve greater efficiency across our operating companies. We also have implemented significant cost reduction programs, along with the appointment of new CEOs in the customer facing units.

Partly as a result of the restructuring of Legal, Tax & Business North America, we see a stabilization of the underlying business of CCH US Publishing, with a solid subscription retention level, despite the tough market conditions. CCH Tax Compliance and Canada showed good growth. The transaction-based business, Legal Information Services, while significantly impacted by the weak merger & acquisition markets, is gaining market share in the representation business. Electronic revenues are now 51% of cluster revenues and Internet/online revenues continue to grow and represent now 26% of the total.

The economic slowdown affected all of our businesses in the United States. Aspen Publishers and Bankers Systems Inc. were particularly affected and we have accelerated our restructuring plans at both companies in terms of new product programs, product line pruning, and staff reductions.

Legal, Tax & Business Asia Pacific

				Change			
Million		HY 2003	HY 2002	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	(AUD)	59	55				
	(EUR)	33	32	-1%	+9%	-7%	+1%
Breakdown revenues	*(AUD)*						
- Internet/on-line		6	6				
- CD-ROM		10	9				
- Print/services		43	40				
EBITDA	(AUD)	9	9				
	(EUR)	5	5				
EBITA	(AUD)	7	7				
	(EUR)	4	4	+1%	+1%	-6%	-4%
EBITA margin %		12	13				
Capex	(AUD)	1	3				
	(EUR)	1	2				
FTEs (average)		614	558				

Although the momentum for growth is returning to the region, revenues of the cluster were affected by decreased performance of CCH Software. Significant benefits will be derived from shared services initiatives across the region along with cost reduction plans, which are being implemented.

Health

Million		HY 2003	HY 2002	Change: *Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	(USD)	333	334				
	(EUR)	302	373	-1%	+1%	-19%	-19%
Breakdown revenues	*(USD)*						
- Internet/on-line		86	58				
- CD-ROM		25	33				
- Print/services		222	243				
EBITDA	(USD)	50	53				
	(EUR)	45	60				
EBITA	(USD)	42	46				
	(EUR)	38	51	-10%	+1%	-17%	-26%
EBITA margin %		13	14				
Capex	(USD)	10	7				
	(EUR)	9	7				
FTEs (average)		2,371	2,354				

Expected growth for this cluster continues to be above the average of Wolters Kluwer as a whole. Electronic revenues are now 33% of total cluster revenues and the Internet/online revenues represent 26% of the total.

Professional & Education performed very well, with strong revenue and cost management, especially in Nursing and Health Professional titles. The Clinical Tools division is also showing good performance. However, revenues were lower in the Medical Research division due to phasing of journal revenues, softness in the international arena (particularly Asia) and reduced advertising revenues. The Pharma division also experienced lower journal and book revenues.

The refocus of the Health cluster on four customer segments is well underway. The integration of Medi-Span and Facts and Comparisons is continuing on schedule. A major new book program at Professional & Education is underway, including new wins for society journals. Ovid introduced a series of customer-oriented products, such as LinkSolver, with positive early results.

Education

Million		HY 2003	HY 2002	Change: *Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	(EUR)	117	120	-2%	+1%	-2%	-3%
Breakdown revenues	*(EUR)*						
- Internet/on-line		7	5				
- CD-ROM		2	1				
- Print/services		108	114				
EBITDA	(EUR)	9	13				
EBITA	(EUR)	5	10	-44%	-2%	+2%	-44%
EBITA margin %		5	8				
Capex		4	6				
FTEs (average)		1,467	1,461				

Education has performed in line with our expectations. To support stronger performance, in the second half of the year and beyond, management is focusing on improving the effectiveness of sales and marketing, cost controls and the efficiency of the product development process. Management changes have been implemented in the United

Kingdom and the Netherlands. The German and Austrian operations are set to benefit from the introduction of new portfolio products.

Due to the academic season, the Education business is typically weighted towards the second half of the year. The widely reported reduction in government funded book budgets for primary education and adverse market conditions in the United Kingdom and Sweden also negatively impacted the cluster results.

Non-core business

EUR million	HY 2003	HY 2002	Change
Revenues	48	150	-67%
EBITA	0	25	n.a.
EBITA margin %	0	17	
FTEs (average)	544	1,440	-62%

We divested Kluwer Academic Publishers (international, science), Bohn Stafleu Van Loghum (Netherlands, non-international medical publishing) and ISBW (Netherlands, training). Cash proceeds from divestment were approximately EUR 500 mln. Ten Hagen & Stam (Netherlands, trade publisher) was taken off the market. A restructuring program that includes cost reductions, such as a decrease of 100 FTEs, and investments, has been put in place.

Comments on Financial Statement

Adoption of Dutch accounting guidelines

Wolters Kluwer will adopt Dutch accounting guidelines RJ 270 and RJ 271 for the period January 1, 2003 to December 31, 2003. As a consequence of these changes in accounting policies at year-end, an estimated amount of EUR 127 mln will be charged to shareholders' equity per January 1, 2003. It is furthermore expected that, for the full year 2003, revenues will be positively impacted and a slightly positive effect on EBITA. These accounting changes will bring Wolters Kluwer's accounting principles closer to International Financial Reporting Standards (IFRS).

Cash flow

Wolters Kluwer cash flow developed positively over the past 12 months as a result of strong working capital control, showing an increase in cash flow from operating activities of 7%, from EUR 121 mln in HY 2002 to EUR 129 mln in HY 2003. The decline of EBITDA was more than offset by the positive development of working capital, lower financing costs and tax payments. Cash flow from investments improved significantly by EUR 673 mln as a result of lower fixed assets expenditure, limited acquisition spending and proceeds of divestitures. The higher cash flow from operating activities in combination with lower capital expenditure led to an improvement of the ordinary free cash flow, which increased from EUR 42 mln at HY 2002 to EUR 74 mln at HY 2003. The cash flow conversion rate was 83% (HY 2002 66%) reflecting the strict working capital control and the scrutinized capital expenditure.

Balance sheet

The Wolters Kluwer balance sheet strengthened further over the past 12 months. The net debt level was reduced by 29% from approximately EUR 3.0 bln in HY 2002 to EUR 2.1 bln in HY 2003, reflecting a higher cash position as a result of the strong operational cash flow, proceeds from divestments as well as the impact of foreign exchange hedging transactions that reduced net debt. Fixed assets declined by approximately EUR 1.2 bln as a result of exchange rate differences, amortization of goodwill and impairments, and divestments.

Wolters Kluwer's key ratios improved over the first six months of the year compared to the first half of 2002. The net debt to EBITDA ratio decreased from 3.2 to 2.8 whilst the

net debt to shareholders equity ratio improved from 2.3 to 2.0. Finally, the interest coverage ratio improved slightly on a 12 month rolling basis.

Delisting Swiss Exchanges listing
Wolters Kluwer has decided to delist the (depository receipts of) ordinary shares of Wolters Kluwer nv from the Swiss Exchanges with effect from September 26, 2003. The main reason for this decision is the current small trading volume of the shares on Swiss Exchanges.

Forward-looking statement
This trading statement contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behaviour of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor

About Wolters Kluwer
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer depositary receipts of shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Financial publication calendar:
Trading update 3rd quarter - November 12, 2003
Preliminary figures full year 2003 - January 2004

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

CONSOLIDATED PROFIT AND LOSS ACCOUNT

HY1 2003

EUR million, except per share data	HY1 2003		HY1 2002	
Revenues		1,609		1,917
Cost of raw materials, subcontracted work and other external expenses	416		516	
Personnel costs	580		612	
Depreciation	53		61	
Other operating expenses	330		381	
Total operating costs		1,379		1,570
Operating income before amortization of intangible fixed assets (EBITA) (1)		230		347
Amortization of intangible fixed assets		-291		-174
Operating income after amortization of intangible fixed assets (1)		-61		173
Financing results		-58		-74
Income before taxation (1)		-119		99
Taxation on income		-10		-67
Income after taxation (1)		-129		32
Minority interests		-4		-2
Results on divestments (before taxation)	21		2	
Taxation on results on divestments	-3		0	
Results on divestments (after taxation)		18		2
Net income		-115		32

Benchmark figures				
Revenues		1,609		1,917
EBITDA (1)		283		408
EBITA (1)		230		347
EBITA margin %		14.3%		18.1%
Ordinary net income before amortization of intangible fixed assets (1)		120		194
EPS before amortization of intangible fixed assets and results on divestments 'fully diluted' (2)	EUR	0.42	EUR	0.66

Reconciliation between net income and benchmark figure		
Net Income	-115	32
Amortization of intangible fixed assets	291	174
Tax on amortization	-38	-10
Results on divestments (after taxation)	-18	-2
Ordinary net income before amortization of intangible fixed assets (1)	120	194

(1) Before exceptional items

(2) Based on weighted average number of shares 'fully diluted' 316.92 312.92

WoltersKluwer

CONSOLIDATED BALANCE SHEET
June 30, 2003

EUR million, except per share data	June 30, 2003		June 30, 2002	
Fixed assets				
Intangible fixed assets	3,290		4,399	
Tangible fixed assets	271		303	
Financial fixed assets	17		30	
Total fixed assets		3,578		4,732
Current assets				
Stocks/inventories	166		217	
Accounts receivable	1,102		1,005	
Cash and cash equivalents	723		42	
Total current assets	1,991		1,264	
Current liabilities	-1,257		-1,340	
Working capital		734		-76
Capital employed		**4,312**		**4,656**
Long-term loans				
Subordinated bond loans	409		595	
Bond loans	1,527		1,527	
Loans from credit institutions	50		55	
Total long-term loans		1,986		2,177
Provisions		346		254
Convertible bond loan		700		700
Minority interests		5		3
Perpetual cumulative subordinated bond		225		225
Shareholders' equity				
Issued share capital	35		34	
Share premium reserve	93		93	
Revaluation reserve	0		218	
Other reserves	922		952	
Total shareholders' equity		1,050		1,297
Total financing		**4,312**		**4,656**
Net interest bearing debt (1)		2,122		2,993
Guarantee equity (2)		1,873		2,120
Shareholders' equity to total assets		19%		22%
Guarantee equity to total assets		34%		35%

(1) Defined as: sum of total long-term loans, convertible bond loan, perpetual cumulative subordinated bond, cash loans, minus cash and cash equivalents and value of related swaps and forward exchange contracts

(2) Defined as: sum of subordinated bond loans, minority interests, perpetual cumulative subordinated bond and total shareholders' equity.

WoltersKluwer

CONSOLIDTED CASH FLOW STATEMENT
HY1 2003

EUR million, except per share data	HY1 2003		HY1 2002	
Operating income before amortization of intangible fixed assets (EBITA) (1)	230		347	
Depreciation	53		61	
EBITDA (1)	283		408	
Autonomous movements in working capital	-42		-116	
Cash flow from operations		241		292
Financing costs	-71		-77	
Paid corporate income tax	-39		-79	
Appropriations of reorganization provisions	-5		-17	
Other	3		2	
		-112		-171
Cash flow from operating activities		129		121
Net expenditure fixed assets	-49		-63	
Appropriation of acquisition provisions	-6		-16	
Acquisition spending	-56		-203	
Divestment of activities	502		0	
Cash flow investments		391		-282
Cash flow surplus/ (deficit)		520		-161
Exercise stock options	0		2	
Movement in long term loans	-1		55	
Movement in bank debts	0		2	
Repurchased shares	-10		0	
Dividend payment	-74		-92	
Cash flow financing		-85		-33
Net cash flow		435		-194
Cash and cash equivalents as at January 1	293		239	
Exchange differences on cash and cash equivalents	-5		-3	
		288		236
Cash and cash equivalents as at June 30		723		42

Benchmark figures				
Ordinary free cash flow		74		42
Ordinary free cash flow per share 'fully diluted' (2)	EUR	0.23	EUR	0.15

Reconciliation between cash flow from operating activities and benchmark figure

	2003	2002
Cash flow from operating activities	129	121
Net investments in fixed assets	-49	-63
Appropriations of acquisition provisions	-6	-16
Ordinary free cash flow	74	42

(1) Before exceptional items

(2) Based on weighted average number of shares 'fully diluted' 316.92 312.92

WoltersKluwer

PRESS RELEASE

Wolters Kluwer
May 26, 2003

Final agreement on sale of ISBW to Schouten & Nelissen
Divestment of professional training division completed

Wolters Kluwer announced today that it has reached a final agreement with Schouten & Nelissen on the sale of ISBW Opleiding & training. Financial details of the deal will not be disclosed.

ISBW Opleiding & Training is a well-established Dutch institute for professional training for managers. ISBW, located in Houten, the Netherlands, has yearly revenues (2002) of approximately EUR 16 million and employs 90 people.

The sale of ISBW is the outcome of the strategy of Wolters Kluwer to focus on its core activities: Legal, Tax & Business, Health and Education. As previously announced, the professional training activities no longer fit into this strategy. With the sale of ISBW, the divestment of the professional training division is completed.

With the acquisition of ISBW, the Schouten & Nelissen Groep expands its offerings in the area of organisation-developments further. The Schouten & Nelissen Groep has been an independent and highly recognized institute for more than twenty years. Schouten & Nelissen focuses on the development of people and organizations, with training, education, coaching, guidance, implementation and counseling. The Schouten & Nelissen Groep, located in Zaltbommel (The Netherlands), employs more than 600 people.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Internet: www.wolterskluwer.com, www.isbw.nl, www.sn.nl

For more information, please contact:

Wolters Kluwer
Press:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

For the Schouten & Nelissen Groep:
Astrid van der Put, tel. +31 418 688551
e-mail: astrid.vdput@snr.nl

WoltersKluwer

Legal, Tax & Business Europe

PRESS RELEASE

May 16, 2003

Wolters Kluwer Legal Tax & Business - Europe Cluster Day:
Transformation of European Professional Information Businesses Making Good Progress

Today Wolters Kluwer Legal, Tax & Business Europe will hold a series of presentations and product demonstrations for analysts and investors at its cluster's offices in Brussels. The meeting, hosted by cluster senior management and key business unit executives, will update company followers on Wolters Kluwer's strategy for Pan-European leadership and growth in six core professional information segments: legal, transport, financial & fiscal, human resources, public governmental administration, health & environment.

"Two years ago, Legal, Tax & Business Europe took its stand-alone country operations - each with its own organization, proprietary content and brands - and brought them into a coordinated European-wide management structure." said Jean-Marc Detailleur, acting CEO of the cluster and Executive Board Member of Wolters Kluwer. "This combination has enabled us to leverage the strengths of each local operation while focusing our portfolio, increasing operational efficiency, developing common IT systems and speeding new product time-to-market. The cluster approach has also provided a more effective framework for tackling the weaknesses of under performing companies, which are gradually being turned around.

"During 2002 the cluster made progress in reinforcing its number one and two positions in its core markets. Some 26% of the cluster's EUR 1,228 million in revenues came from revenues of electronic products, and profits showed modest improvement despite flat organic revenues. 2003 will be a year of further cost cutting in the face of a tough pricing environment, while we continue to invest in innovative solutions for our customers. We continue to make selective acquisitions that strengthen our offering and provide above-average growth.

"Much work remains to be done. Local companies must sharpen their focus on key account management, sales & marketing and their core strengths in content development, while the cluster level must achieve realizes the scale benefits of functions such as process improvement, IT development and production. But we have the strategy, the management and the organization needed for success as a multi-media provider of information services and solutions to our customers."

Today, Wolters Kluwer Legal, Tax & Business also announced that it has agreed to acquire Transwide. Transwide is the European leader in enabling shippers and carriers to better collaborate during transport execution. Wolters Kluwer has been investing for over 15 years to digitize transport information and operates Teleroute, the leading European on-line freight and vehicle exchange and the Group's main transport technology asset. Transwide, in combination with Teleroute, operate the largest real time platforms and on-line solutions for Transport and Logistics companies and their customers in Europe. Teleroute offers a marketplace for carriers and forwarders whereas Transwide offers a communication solution between shippers and carriers. The platforms currently employ

more than 230 people in 19 European countries. Over 36,000 users process millions of transactions to facilitate the transportation of over 120 millions of tons of goods per year.

###

Downloadable copies of the powerpoint presentation of the Cluster day in Brussels on May 16 2003, are available at www.wolterskluwer.com. Webcast replay of the presentation will also be available on the website as soon as possible.

Forward-Looking Statements:
This press release contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently.Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor:
About Wolters Kluwer Legal Tax & Business Europe
Wolters Kluwer Legal, Tax & Business Europe is a leading European publisher of professional content, active in important markets in both Western and Eastern Europe. Within the six core segments: legal, transport, financial & fiscal, human resources, public governmental administration, health & environment, we serve customers with reliable information of a high quality. The cluster has annual revenues (2002) of EUR 1,228 million and employs approximately 7,700 people.

About Wolters Kluwer
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

May 14, 2003

Wolters Kluwer First Quarter 2003 Trading Statement

Today Wolters Kluwer reported its (un-audited) trading update for the quarter ended March 31, 2003.

- **First quarter 2003 results impacted by weak trading conditions, compounded by negative currency effects and divestments; nevertheless total continuing revenues were flat (expressed in constant currencies)**
- **Share of electronic revenues at 35% thanks to sizeable growth of Internet sales (+20% in constant currencies)**
- **Overall EBITA margin down, mainly due to pressure on top line, divestments and one-off charges in Legal, Tax & Business North America**
- **Benchmark ordinary net income (before amortization of intangible fixed assets) down to EUR 39 million; negatively influenced by currency effects of EUR 12 million and divestments of EUR 5 million**
- **Stable free cash flow thanks to stringent working capital management**
- **Net debt reduced by 25% to EUR 2.2 billion**
- **Implementation of overall cost savings programs to minimize margin deterioration**
- **At present market conditions, we have to decrease our outlook expectations for 2003 by a few percentage points**

Rob Pieterse, Chairman of Wolters Kluwer's Executive Board, commented: "The first quarter is typically the weakest for Wolters Kluwer, due to the seasonal nature of parts of our business. The increase in Internet sales encourages us to accelerate product development to ensure future growth. Business was hampered by a weaker economic environment, which put pressure on margins, particularly in North America. To minimize margin deterioration we are implementing overall cost savings measures. The strengthening of the euro versus the dollar and other currencies had a negative impact on reported earnings. Despite these adverse circumstances we were able to generate a stable free cash flow and to improve our overall financial situation, by significantly reducing net debt."

EUR million	Q1 2003	Q1 2002	% Change	% Change Constant Currencies
Total Revenues	779	921	-15	-5
EBITA	87	144	-40	-30
EBITA margin %	11	16		
Ordinary net income *	39	74	-47	-31

Variances	Revenues		EBITA		Ordinary net income *	
	EUR million	*% change*	*EUR million*	*% change*	*EUR million*	*% change*
Organic	-25	-3	-36	-25		
Acquisitions	+25	+3	+4	+3		
Continuing revenues	**0**	**0**	**-32**	**-22**		
Divestments	-46	-5	-11	-8		
At constant rates	-46	-5	-43	-30	-23	-31
Currency	-96	-10	-14	-10	-12	-16
Total (EUR)	-142	-15	-57	-40	-35	-47

** Benchmark ordinary net income before amortization intangible fixed assets.*

WoltersKluwer

Overall Business Development:

Within *Legal, Tax & Business Europe*, which showed a stable performance, most countries performed well and showed good organic growth figures. A transnational sourcing project has begun to leverage scale by enabling efficiency, consistency and quality improvements.

In the United Kingdom, next to a strong growth in consultancy, we saw a decline in subscriptions. In Belgium operational issues showed improvement, notwithstanding the loss of loose-leaf subscriptions and delays in new product development. The Netherlands saw a decrease in advertising, flat revenues in other areas, and order management difficulties, which affected some volumes.

In March, Wolters Kluwer improved its competitive position in the Italian legal market by acquiring a 33% interest in CEDAM, Italy's highly regarded publisher of legal doctrine and authoritative proprietary content, with an option for 100% ownership.

Within our *Legal, Tax & Business North America* cluster Tax Compliance and CCH Canada continued to perform well, showing good organic growth. At CCH US Publishing overall revenue growth was flat.

The already stagnant economy, significantly diminished acquisition activity and corporations not making capital investments depressed the results for Bankers System Inc. and Legal Information Systems. Aspen Publishers had a very slow start and showed lower results than in the first quarter last year.

In reaction to these developments, the cluster has initiated significant cost savings initiatives. Plans for realigning the cluster, accelerating investment in new products and increasing efficiency are being rolled out.

The revenue growth of the *Legal, Tax & Business Asia Pacific* cluster was primarily driven by the acquisition of the practice management company Diskcovery. New product launches are on target and new sales results in the quarter were good. The restructuring of the business and the investments made in the past year in a shared services model to improve efficiency and leverage scale clearly started to bear fruit.

In the *Health* cluster comparison with last year is skewed due to a change in the nature of our business, following the migration from print (one-off sales) to electronic (subscription income).

Further investments were made in Pharma Solutions and Clinical Tools. The cluster continues its strategy to expand its portfolio of top medical content, increase market share in medical research, accelerate growth of clinical tools, and revitalize its core text-, reference- and pharmaceutical businesses. Health enjoyed a growth in Internet revenues, as management successfully managed to migrate clients from CD-Rom to the Internet. Indicative of its expanding lead in content, Ovid enjoyed a 5% growth in journal articles over last year.

The acquisition of Skolar, a well-established on-line reference service, was completed in March.

The *Education* cluster's first quarter results are not very indicative of anticipated performance for the full year due to the seasonal nature of the schoolbook business, where most revenues and profits are realized later in the year. In the United Kingdom the total market showed a decline.

In reaction to this an immediate additional cost cutting exercise was put in place. Furthermore new management will be installed. For the cluster, new product development is on schedule and will be available in the summer when the new school season arrives.

Excluding divestments, *non-core* businesses showed a decline in revenues due to shortfalls in the advertising market, but managed to show a flat EBITA due to strict cost control measures taken. The divestment of ten Hagen & Stam (the Netherlands) was cancelled.

WoltersKluwer

Financial Overview Clusters

Legal, Tax & Business Europe

	Q1 2003	Q1 2002	Change			
Million			*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	301	297	-3	+13	-6	+4
EBITA (EUR)	44	46	-2	+1	-1	-2
EBITA margin %	15	15				

Legal, Tax & Business North America

	Q1 2003	Q1 2002	Change			
Million			*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD)	272	278				
(EUR)	254	317	-17	+11	-57	-63
EBITA (USD)	51	70				
(EUR)	48	79	-22	+2	-11	-31
EBITA margin %	19	25				

Legal, Tax & Business Asia Pacific

	Q1 2003	Q1 2002	Change			
Million			*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (AUD)	32	29				
(EUR)	18	17	0	+2	-1	+1
EBITA (AUD)	5	5				
(EUR)	3	3	0	0	0	0
EBITA margin %	17	16				

Health

	Q1 2003	Q1 2002	Change			
Million			*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (USD)	153	152				
(EUR)	143	174	0	+1	-32	-31
EBITA (USD)	12	15				
(EUR)	11	17	-4	0	-2	-6
EBITA margin %	8	10				

Education

	Q1 2003	Q1 2002	Change			
Million			*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	39	43	-4	+1	-1	-4
EBITA (EUR)	-10	-6	-4	0	0	-4
EBITA margin %	-26	-15				

WoltersKluwer

Non core activities

Million	Q1 2003	Q1 2002	Change			
			Organic	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues (EUR)	25	74	-2	-47	0	-49
EBITA (EUR)	0	10	+1	-11	0	-10
EBITA margin %	-1	14				

Miscellaneous announcements over the first quarter:

- March 11, 2003 - Nancy McKinstry was appointed Chairman of the Executive Board as of September 1, 2003.
- March 14, 2003 - Wolters Kluwer announced that it intends to buy up to a maximum of 10,000,000 of its own depository receipts, equaling a maximum of 3.2% of the fully diluted share capital (to date, approximately 650,000 shares have been bought).
- March 28, 2003 - Wolters Kluwer announced that clusters will report directly to the Chairman of the Executive Board enabling shorter reporting lines and better coordination.
- As announced on the 31st of March, 2003, the divestment of ISBW is close to completion.
- April 16, 2003 - Boudewijn Beerkens (CFO) was appointed as a Member of the Executive Board as of May 1, 2003.
- April 16, 2003 - Wolters Kluwer shareholders approved the proposed dividend of EUR 0.55. This year 52% of the dividend was paid out in stock (last year 38%).

This press release is based on un-audited figures and data for the first quarter of the year 2003. The financial results for the first half year 2003, including the profit and loss account, balance sheet, cash flow statement and other financial details, will be released on August 12, 2003 before trading. Wolters Kluwer will release a quarterly trading update over the third quarter on November 12, 2003.

<u>Forward-looking statement</u>
This trading statement contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

WoltersKluwer

Internet:
www.wolterskluwer.com

For more information, please contact:

Press:
Caroline Wouters, tel. +31 20 6070 459
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer Education

IBM

PRESS RELEASE

May 12, 2003

Wolters Kluwer Education and IBM work together to develop e-learning offerings

Wolters Kluwer Education, Europe's largest educational publisher, and IBM, the world's leading provider of e-learning services and technologies, announced today that they are working together to provide e-learning solutions to schools in the United Kingdom and the Netherlands. The companies will leverage their strengths in content, technology and services to deliver e-learning products for schools – both teachers and students. This initiative is seen by both companies as a pilot for collaboration in the development of e-learning services for schools in the United Kingdom, the Netherlands and other European countries.

Wolters Kluwer Education and IBM are working together to respond to the demand from customers in the education sector for complete e-learning solutions. A shortage of teachers, changing teaching methods and new structures in education are creating a demand for integrated content and tools. Blended learning schemes (traditional classroom, print, CD-ROM, distance and online learning) are being developed to enable teachers and students to improve and personalize the teaching-learning experience.

Wolters Kluwer Education and IBM have initiated two e-learning projects, which will come to fruition in 2003. Wolters-Noordhoff, a Wolters Kluwer Education company in the Netherlands, will offer *'I-Modules'* which will form part of the new Mix Media Methods (blended learning schemes) for all Dutch Secondary education subjects. I-Modules will eventually offer 850,000 students the opportunity to access interactive online content. IBM will host this content through its e-Business hosting services.

Moorhouse Black, a Wolters Kluwer Education company based in the United Kingdom, part of Nelson Thornes, delivers distance learning using video conferencing to schools across the country. From September 2003 onwards, this service will include a virtual learning environment, developed in collaboration with IBM, to facilitate communication between tutors and students, and to support the delivery of online course material. IBM will again host the service through its e-Business hosting service in addition to providing its Lotus collaborative and learning technology.

Wolters Kluwer Education's market research – undertaken in the Netherlands and the United Kingdom – has indicated that these offerings will address the needs of both teachers and students. As a Director of a large Secondary School in the Netherlands commented: "This is exactly the solution we were waiting for!" Market research has shown that over 90% of the surveyed Secondary Education teachers intend to work with the new I-modules. The I-module is recognized by a majority of the teachers as attractive to students. The teachers are also highly appreciative of the usability of the sites.

In the United Kingdom the Moorhouse Black Internet portal will allow students to collaborate with each other and with their tutors and to share ideas. The potential of the Internet to support learning gives an enormous advantage.

"*Given the huge number of students and our leading market position in educational publishing in Europe, we require a robust and scalable environment to deliver our content and services to our customers anytime, anyplace. IBM's e-learning technologies have proven to be among the best in the world, and we are delighted at this opportunity to combine their strengths in this area with our experience in education content and services*", says Harry Sterk, the CEO of Wolters Kluwer Education.

Richard Straub, Director of Learning Solutions, IBM EMEA commented, "*The challenge facing general education must be addressed through innovative solutions. We believe that e-learning for use by learners and teachers has a key contribution to make to the sustainable increase in learning outcomes. The key to success is the intelligent combination of proven traditional methods with technology-enabled innovations of the learning and teaching process. These products are steps in this direction.*"

For more information on the two e-learning products from Wolters-Noordhoff and Moorhouse Black: http://casco.wolters.nl/mmmdemo/ and http://www.moorhouseblack.com/education.htm

About Wolters Kluwer Education
Wolters Kluwer is Europe's largest Education publisher, and sets the standard in teaching and learning in the European educational world. Our brands are well established and are seen as a hallmark of quality and reliability. Many Europeans were and still are educated with the products of Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS (Germany), Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2002) of EUR 300 million, and employs approximately 1,500 people.

Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. Internet: www.wolterskluwer.com

For more information, please contact: Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

About IBM
IBM is the leading provider of learning solutions, helping businesses and education providers improve the learning outcomes from the teaching and learning process. IBM draws on its world-class portfolio of e-learning software, hardware, education and information technology services, research and award-winning experience to help customers realize the full potential of e-learning. For more information, http://www.ibm.com/learning.

For more information, please contact: Gillian Kenny, IBM (EMEA), tel. +44 20 72026264
e-mail: KENNYG@uk.ibm.com

WoltersKluwer

PRESS RELEASE

May 9, 2003

Wolters Kluwer sells Public International Law and Human Rights programme to Koninklijke Brill nv

Wolters Kluwer and Koninklijke Brill reached an agreement on the sale of the Kluwer Law International publishing lists in the fields of Public International Law and Human Rights. Details on the sale price will not be disclosed.

Kluwer Law International, a Wolters Kluwer subsidiary with its headquarters in The Hague (the Netherlands) and activities in Europe and the United States, focuses predominantly on international legal and tax information targeted towards practitioners. The decision to divest the publishing activities in the fields of Public International Law, Human Rights and related subject areas, follows the recent integration of Kluwer Law International with Aspen Publishers, a subsidiary of Legal, Tax & Business North America.

The publications in Public International Law and Human Rights are amongst the world's market leaders and are highly esteemed by librarians, researchers and authors alike. The programme consists of over 1650 book titles, 17 journals and 5 loose leave publications. The programme includes well-known academic authors and some famed statesmen, institutions and politicians. The publication programme has approximately EUR 4 million annual revenues. The two key publishers related to the programme will transfer to Brill.

Note for the editor

About Wolters Kluwer
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

About Brill

Brill Academic Publishers, listed on Euronext Amsterdam N.V., is a publishing house with a strong international focus. The company focuses on the fields of history, Islam/Orientalistics, religion, social sciences and on specialized fields of the natural sciences. The predominantly English-language publications consist primarily of (book) series, encyclopaedias and ninety journals.The publications are increasingly published in electronic form. Brill's principal markets are Europe, the United States and Japan. The majority of the customers are academic institutes and libraries.

For additional information please contact:
Koninklijke Brill NV
R.J. Kasteleijn
Managing Director
+ 31 71 535 35 00
www.brill.nl
e-mail: ir@brill.nl

WoltersKluwer

PRESS RELEASE

April 28, 2003

Wolters Kluwer appoints Peter Elbers as Vice President, Corporate Communications

Wolters Kluwer announced today that Peter Th.M. Elbers has been appointed as Vice President, Corporate Communications as per May 1, 2003. Peter Elbers succeeds Eric Heres, who left Wolters Kluwer on February 1, 2003 to join Campina.

In his role as Vice President, Corporate Communications Peter Elbers (Dutch, 41) will be responsible for the department of Corporate Communications at the corporate office of Wolters Kluwer in Amsterdam, the Netherlands. His responsibilities will include corporate identity, media relations, corporate branding and internal communications. Peter Elbers will report to the Chairman of the Executive Board, Rob Pieterse.

Before joining Wolters Kluwer Peter Elbers worked at Philips for almost 18 years, first as Spokesman and after that as General Manager Philips In- and External Relations in the Netherlands. Before he joined Philips, he was a journalist.

You can reach Peter Elbers as of May 1, 2003 at:

Wolters Kluwer nv
Corporate Communications
Tel: +31 20 60 70 335
Fax:+31 20 60 70 490
press@wolterskluwer.com

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

April 25, 2003

Determination of Exchange Ratio Stock Dividend Wolters Kluwer 2002

Following the publications of March 11 and April 16 last Wolters Kluwer nv announces that the 2002 dividend has been fixed as follows:

- EUR 0.55 in cash

or

for every 22 depository receipt of) ordinary shares (of par EUR 0.12) one new (depository receipt of) ordinary share (of par EUR 0.12) to be charged to the share premium reserve or if so desired to the other reserves.

The dividend will be made payable as from April 29, 2003.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

Wolters Kluwer nv
April 16, 2003

Wolters Kluwer shareholders approve dividend

Annual General Meeting of Shareholders Wolters Kluwer

Wolters Kluwer shareholders, gathered at the Annual General Meeting of Shareholders (AGM) in Amsterdam, today approved the proposed dividend as well as Executive and Supervisory Board appointments.

Wolters Kluwer will pay a dividend of EUR 0.55 (2001: EUR 0.53) per ordinary share in cash. Shareholders and depositary receipt holders can also choose to take their dividend in the form of ordinary shares or depositary receipts for ordinary shares. The stock dividend will be determined on April 25, 2003 (after close of trading). The dividend will be made payable as from April 29, 2003.

Outlook 2003

The outlook 2003, as published on March 11, was restated by Mr. Pieterse, Chairman of the Executive Board.

Appointment of Mr. B.L.J.M. Beerkens

The shareholders appointed Mr. B.L.J.M. Beerkens (1963, Dutch nationality) as a Member of the Executive Board as from May 1, 2003. Mr. Beerkens joined Wolters Kluwer in November 2002 as Senior Vice President / Chief Financial Officer.

Supervisory Board

Mr. J.V.H. Pennings (1934, Dutch nationality), Member of the Supervisory Board of Wolters Kluwer nv, has been reappointed by the Annual General Meeting of Shareholders. Mr. A.H.C.M. Walravens retired as a Member of the Supervisory Board because of the expiry of his term. The vacancy is not yet filled.

Note for the editor

Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

WoltersKluwer

Internet:
www.wolterskluwer.com.

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

Wolters Kluwer nv
April 7, 2003

Sale of ten Hagen & Stam will not take place

Negotiations with Sdu cancelled

Wolters Kluwer and Sdu have decided to discontinue the negotiations on the sale of ten Hagen & Stam to Sdu. The conditions to reach a final agreement, as agreed upon by Wolters Kluwer and Sdu in the second half 2002, could not be met.

The negotiations on the sale of ten Hagen & Stam to Sdu started in the summer of 2002 and an agreement in principle was reached on October 24, 2002. Among other conditions, a final agreement was subject to the approval of the Dutch anti-trust authorities (NMa) and regulatory consultation of both involved Works Councils. The NMa had no objections to the sale of ten Hagen & Stam to Sdu and the advice of the Works Council of ten Hagen & Stam was positive.

As yet, Wolters Kluwer does not have plans to take other initiatives to divest ten Hagen & Stam. ten Hagen & Stam will remain part of Wolters Kluwer as a stand alone business unit. The employees and representative bodies are informed on the decision.

ten Hagen & Stam, located in the Hague (the Netherlands), employs around 520 people, and reported revenues in 2002 of about EUR 90 million. The activities are publications on ICT, construction and industry.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. The Annual General Meeting of Shareholders will take place on April 16, 2003.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com, www.tenhagenstam.nl

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

Wolters Kluwer
March 31, 2003

Agreement on principles on the sale of ISBW to Schouten & Nelissen
Divestment of professional training division completed

Wolters Kluwer announced today that it has reached an agreement on principles with Schouten & Nelissen on the sale of ISBW Opleiding & training. Financial details of the deal will not be disclosed. The transaction is expected to be completed in the second quarter of 2003.

ISBW Opleiding & Training is a well-established Dutch institute for professional training for managers. ISBW, located in Houten, the Netherlands, has yearly revenues (2002) of approximately EUR 16 million and employs 90 people.

The sale of ISBW is the outcome of the strategy of Wolters Kluwer to focus on its core activities: Legal, Tax & Business, Health and Education. As previously announced, the professional training activities no longer fit into this strategy. With the sale of ISBW, the divestment of the professional training division, which included among others Krauthammer and ROVC (the Netherlands) as well as The Financial Training Company (UK), will be completed.

The Schouten & Nelissen Groep has been an independent and highly recognized institute for more than twenty years. Schouten & Nelissen focuses on the development of people and organizations, with training, education, coaching, guidance, implementation and counseling. The Schouten & Nelissen Groep, located in Zaltbommel (The Netherlands), employs more than 600 people.

The Schouten & Nelissen Groep realizes with the acquisition of ISBW its fullservice strategy and is it able to offer an even stronger contribution to the scope of development of active employees and organizations. Portfolio, vision and culture of the two companies are a perfect match.

Employees, their representative bodies, and unions have been informed and consultation procedures will commence shortly.

WoltersKluwer

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. The Annual General Meeting of Shareholders will take place on April 16, 2003.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com
www.isbw.nl
www.sn.nl

For more information, please contact:

Wolters Kluwer
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

For Schouten & Nelissen:
Astrid van der Put, tel. +31 418 688551
e-mail: astrid.vdput@snr.nl

WoltersKluwer

PRESS RELEASE

Wolters Kluwer
28 March, 2003

Wolters Kluwer forms Executive Committee

- **Executive Committee will consist of Executive Board and Cluster CEOs**
- **Shorter reporting lines resulting in further improvement operational control**
- **Cluster CEOs will report directly to Chairman Executive Board**

As of May 2003, the CEOs of the four largest clusters, Legal, Tax & Business Europe and North America, Health and Education, together with members of the Executive Board and Corporate Senior Vice-Presidents, will form the Executive Committee. The Executive Committee will act as a sounding board for the Executive Board.

Also from May 2003 onwards the Chief Executive Officers of the four largest clusters, will no longer report to individual Board members but report directly to the Chairman of the Executive Board. This shortening of reporting lines will result in further improvement of the operational control.

At present the Executive Board consists of four members, Rob Pieterse (Chairman), Nancy McKinstry (Chairman elect), Jean-Marc Detailleur and Hugh Yarrington. As announced on March 11, Boudewijn Beerkens will join the Executive Board, subject to his acceptance by the Annual General Meeting of Shareholders. Following the scheduled retirement of Rob Pieterse on September 1, 2003, and of Hugh Yarrington end of 2004, the size of the Executive Board will be reduced to three members as from 2005.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. The Annual General Meeting of Shareholders will take place on April 16, 2003.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

WoltersKluwer

PRESS RELEASE

Wolters Kluwer
28 March, 2003

Wolters Kluwer presents new logo

The publication of the Annual Report 2002 on March 28, 2003, marks the launch of Wolters Kluwer's new corporate brand.

WoltersKluwer

The new corporate brand is now beginning to appear on our corporate communications material. The Wolters Kluwer operating companies will also begin incorporating the endorsement 'A WoltersKluwer Company' in their communications resources this year. The roll out of the new corporate brand will continue throughout the remainder of 2003 and the first half of 2004.

The new brand exemplifies the company's modern approach to publishing, while retaining the link to our historical roots. The book is an international symbol for a source of knowledge. The open pages symbolize the spreading of that knowledge to our customers.

The brand strategy reinforces the ties between the group and the individual operating companies, both internally and externally. The addition of the Wolters Kluwer label to the existing company names will provide enhanced support and appeal in markets around the world.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. The Annual General Meeting of Shareholders will take place on April 16, 2003.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Press Release

Wolters Kluwer

Wolters Kluwer
March 18, 2003

Wolters Kluwer reached agreement on acquisition of 33% of CEDAM (Italy)
Partnership for one-stop Italian legal information service

Wolters Kluwer announced today that it has reached a major agreement to improve its competitive position in the Italian legal market with the acquisition of 33% of the shares of the Italian legal publishing house CEDAM. CEDAM is Italy's highly esteemed brand for legal doctrine and authoritative proprietary content.

CEDAM provides a portfolio of 25 journals and 6,000 books to lawyers and legal professionals as well as universities in Italy. With a well-developed marketing and sales force throughout Italy, their contact with the legal and academic professionals is excellent. The company has a network of highly recognized authors. CEDAM based in Padova (Italy) has annual revenues (2002) of approximately EUR 26 million and over 80 employees.

Wolters Kluwer already has a strong position in the Italian tax, employment law and health, safety and environment regulations and accountancy markets with its companies IPSOA, Indicitalia, Osra, Artel, Pragma and OA Sistemi. CEDAM will be closely linked to IPSOA's business especially with regard to electronic product developments. The partnership reached will strengthen the assets of both companies and lead to a unique market position in Italy.

'The acquisition of CEDAM fits into our strategy to become the leading legal publisher in Italy', says Jean-Marc Detailleur, member of the Executive Board of Wolters Kluwer and responsible for Legal, Tax & Business Europe. 'CEDAM and IPSOA are a perfect match. CEDAM has been a highly regarded brand in legal doctrine for 100 years. IPSOA's strengths are in electronic (online and offline) products and services for professionals. The combination of the two companies makes this new partnership into a one-stop service point for all legal customers throughout Italy.'

According to the Board of Directors of CEDAM Sig. Milani and Dott. Porta, 'The partnership with Wolters Kluwer will reinforce our future prospects and combine our long history with IPSOA's technology, know-how and skills. The agreement with IPSOA is a great opportunity for future development, especially in electronic information products and services. We are convinced that both CEDAM and IPSOA will benefit a great deal from this combination. IPSOA, as member of the Wolters Kluwer group, gives us a strong base for future growth.'

During the past three years Wolters Kluwer has completed a series of strategic acquisitions in Italy, on both software and proprietary content for tax, labor and accountancy professionals. This acquisition program is focused on building a complete portfolio of products and services in its key markets in Italy.

Press Release

Wolters Kluwer

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices. The Annual General Meeting of Shareholders will take place on April 16, 2003.
Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com
www.cedam.it

For more information, please contact:

Wolters Kluwer
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Press Release

Wolters Kluwer

Wolters Kluwer
March 14, 2003

Wolters Kluwer intends to buy up to a maximum of 10,000,000 of its own depository receipts

Wolters Kluwer announces today that it intends to buy up to a maximum of 10,000,000 of its own depository receipts, equaling a maximum of 3.2% of the fully diluted share capital. This buy-back will cover the stock option plan and cover the dilutive effect of stock dividend. The buy-back will take place in the near future.

Note for the editor
Wolters Kluwer is a multinational information services company with annual (2002) revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

The Annual General Meeting of Shareholders will take place on April 16, 2003.
Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Press Release

Wolters Kluwer

Wolters Kluwer nv
March 11, 2003

Wolters Kluwer appoints Nancy McKinstry as Chairman
Executive Board appointments at Wolters Kluwer

The Supervisory Board of Wolters Kluwer announced today that Nancy McKinstry will be appointed Chairman of the Executive Board of Wolters Kluwer, as of September 1, 2003. Ms. McKinstry is presently member of the Executive Board and will succeed Rob Pieterse, who will step down on the same date.

The Supervisory Board will propose to the company's Annual General Meeting of Shareholders the appointment of Boudewijn Beerkens, presently Chief Financial Officer/Senior Vice President Finance as a member of the Executive Board of Wolters Kluwer as of May 1, 2003.

Ms. N. McKinstry (US, 44) has been a member of the Executive Board of Wolters Kluwer nv since June 2001. Her portfolio includes Legal, Tax & Business North America, and worldwide Technology and Pricing. McKinstry holds a MBA degree in Finance and Marketing from Columbia University and a Bachelor Degree in Economics from the University of Rhode Island (URI).

Nancy McKinstry was previously CEO of Legal, Tax & Business North America. She held a succession of senior positions up to 1999 with CCH, including President and CEO of CCH Legal Information Services, Vice President of Product Management and Senior Officer, and Assistant Vice President of the Electronic Products Division of CCH Incorporated. Prior to joining Wolters Kluwer, she held several management positions with Booz, Allen & Hamilton. McKinstry was also for a brief period CEO of SCP Communications, a medical information company.

Ms. N. McKinstry succeeds Mr. R. Pieterse (NL, 60), who will step down as Chairman on the date of her appointment, September 1, 2003. Rob Pieterse has worked for 25 years at Wolters Kluwer including 15 years as member of the Executive Board. He became Chairman of the Executive Board of Wolters Kluwer in March 2000.

Mr. Henny de Ruiter, Chairman of the Supervisory Board said: *'I am pleased that we found a good successor for Rob Pieterse within the company. With the appointment of Nancy McKinstry we are building on management experience and ensuring continuity at the top of the company. Nancy is an excellent candidate. She has broad business experience and is an ambitious leader.'*

The Supervisory Board also plans to submit a proposal for the appointment of Mr. B.L.J.M. Beerkens (NL, 39) as member of the Executive Board to the Annual General Meeting of Shareholders on April 16, 2003. In order to guarantee continuity of financial expertise in the Executive Board, it will be proposed that Boudewijn Beerkens, presently Chief Financial Officer/Senior Vice President Finance, will be appointed as Chief Financial Officer in the Executive Board of Wolters Kluwer as of May 1, 2003.

Prior to his present position at Wolters Kluwer, Mr. Beerkens was Managing Partner at PriceWaterhouseCoopers N.V. responsible for the service line Corporate Finance and Recovery. Mr. Beerkens gained his international experience in Brazil in the retail business, and in banking in London (UK).

Boudewijn Beerkens holds a MBA degree in Business Administration from the Rotterdam School of Management (RSM) of the Erasmus University Rotterdam (EUR) and a (*doctoraal*) Masters Degree in both Dutch Civil Law and Notarial Law from the Vrije Universiteit of Amsterdam (VU).

After the above changes have come into effect the Executive Board will consist of four members, Nancy McKinstry (Chairman), Boudewijn Beerkens (CFO), Jean-Marc Detailleur and Hugh Yarrington.

Changes in the Supervisory Board
At the Annual General Meeting of Shareholders of April 16, 2003, Mr. A.H.C.M. Walravens (62) will resign from the Supervisory Board because of the expiry of his term.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

The Annual General Meeting of Shareholders will take place on April 16, 2003.
Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Press Release

Wolters Kluwer nv
March 11, 2003

Wolters Kluwer reports full year 2002 results
Delivered on benchmark projections despite economic slowdown

- **Increase of revenues 4% at constant currencies to EUR 3.9 billion**
- **Organic increase of revenues of 1%**
- **Increase of benchmark ordinary net income of almost 8% at constant currencies to EUR 453 million**
- **Strong ordinary free cash flow EUR 400 million (2001: EUR 328 million)**
- **Again double digit growth in electronic revenues: +13%**
- **Net book profit on divestments of EUR 303 million**
- **LTB North America in 2003: increased investment in Internet product development and realignment of businesses**
- **Nancy McKinstry appointed Chairman Executive Board as of September 1, 2003**
- **Boudewijn Beerkens (Chief Financial Officer) proposed as Executive Board member as of May 1, 2003**

Benchmark

EUR million	1st HY-2002	2nd HY-2002	2002	2001	% Change	% Constant currencies
Revenues	1,917	1,978	3,895	3,837	2%	4%
Ordinary EBITDA	408	487	895	919	-3%	0%
Ordinary EBITA	347	430	777	812	-4%	-1%
Ordinary EBITA margin %	18%	22%	20%	21%		
Ordinary net income	194	259	453	436	4%	8%
Net income	32	296	328	140	134%	134%
Diluted ordinary EPS	EUR 0.66	EUR 0.86	EUR 1.52	EUR 1.54	-1%	
Dividend			EUR 0.55	EUR 0.53	4%	
Ordinary free cash flow	42	358	400	328	22%	
Diluted ordinary free cash flow	EUR 0.15	EUR 1.20	EUR 1.35	EUR 1.17	15%	
Average number of FTEs			20,284	19,766	3%	

Wherever used in this press release, the term 'ordinary' refers to benchmark figures before amortization of intangible fixed assets, results on divestments and exceptional pension charge. These figures are considered as key parameters to measure the underlying performance of our base business. These benchmark figures are presented as additional information and do not replace the information in the profit and loss account and cash flow statement. The term ordinary is not a defined term under Netherlands or International Generally Accepted Accounting Principles.

Outlook year 2003
Our focus on sustainable growth means that we continue to make long-term investments in product development, alignment of the organization and infrastructure, despite the fact that we do not see a short-term improvement in the external trading conditions. Hence, we expect our ordinary net income to be more or less in line with 2002.
However, due to the divestments of non-core activities the benchmark ordinary net income measured at constant currencies may be up to 6% lower than the EUR 453 million realized in 2002.

Rob Pieterse, Chairman of the Executive Board of Wolters Kluwer, commented:

The year 2002 was the next step in our transition from a traditional print publisher to a multi-media publisher. The transformation we are making is focused on: better products, higher speed to market and improved services. Our objective in 2002 was to work further on the set path and to be one of the most important providers in the regulatory, tax, health and education markets. The extra investments we made during the past years have already led to substantial additional Internet revenue growth in 2002, thereby compensating for the decline in traditional products. Follow-up investments are necessary. These can be made with confidence, now that the organization has accumulated more experience in electronic product development.

We again performed in line with the outlook we provided, despite worsened and uncertain economic circumstances. Our benchmark profit (ordinary net income before amortization of intangibles and exceptional pension charge) rose from EUR 436 million (2001) to EUR 453 million (almost 8% at constant currencies, 4% in EUR terms). The share of electronic media (including Internet) improved further. To improve our revenues in electronic media we invested further in product development and common delivery platforms. Our expenditure here is substantial, but these are the investments that we see as providing a platform for sustainable growth in the future.

Historically, we have a very strong position in the European legal, tax and business markets. Our content base, the quality of local brands and a strong relationship with our customers are our key assets. The restructuring started in 2000 is now showing results.

For Legal, Tax & Business North America, 2002 was again a year of growth. However, the market circumstances in the US were difficult. We have analyzed our position and a plan is in place to invest for future growth. The cluster will realign its business around four key customer segments, invest in product development and build a shared services infrastructure for the cluster.

The strategic aim of the cluster Health to become the leading supplier of information for professionals in the medical sector and health-related sciences has already resulted in improved financial performance; growth was strong and returns healthy, despite the restructuring costs.

Our Education cluster performed as we predicted. Due to the curriculum cycle, the first half of 2002 was better, and the second half of the year lower, overall results were lower.

Our financial position is solid and to maintain it is one of our first priorities. Thanks to our strong income flow from up-front subscriptions, we will continue to show a predictable cash flow. Acquisitions are conservatively valued and the vast majority of product development costs is taken directly to the profit and loss account. Consequently, the presented results are well supported by our cash flow.

In September 2003, Nancy McKinstry will succeed me as chairman of the Executive Board. The Supervisory Board of Wolters Kluwer has found in Nancy McKinstry an excellent, thoughtful business leader for Wolters Kluwer. Nancy McKinstry is with Wolters Kluwer for more than 10 years, she held a succession of management positions with several Wolters Kluwer companies and is a member of the Executive Board since June 2001. She brings extensive experience in strategy, operations and technology to the position. Our Chief Financial Officer Boudewijn Beerkens will be proposed to the Annual General Meeting of Shareholders for appointment to the Executive Board as from May 2003, thus ensuring financial expertise in the Executive Board.

2003 will again be a challenging year – due to difficult economic circumstances. Going forward, I am convinced that Wolters Kluwer will benefit from the measures and investments we undertake today.

Financial overview 2002

Revenues in 2002 increased by almost 2% to EUR 3,895 million (+4% at constant currencies). **Operating income** before amortization of intangibles and before the exceptional pension charge (ordinary EBITA) decreased by 4% from EUR 812 million to EUR 777 million (1% at constant currencies). Partly due to the substantial expenditures on product development, which are not capitalized, the **ordinary EBITA margin** narrowed slightly from 21% (2001) to a still robust 20%. At some business units, particularly in the US, margins fell under pressure from the economic developments.

The **ordinary net income** before amortization of intangible fixed assets and exceptional pension charge rose from EUR 436 million (2001) to EUR 453 million (almost 8% at constant currencies, 4% in EUR terms).

Due to the dilutive impact of stock dividend, exercised and granted stock options and the convertible issued in the autumn of 2001, the 'fully diluted' **earnings per share** figure based on the weighted average number of shares was EUR 1.52 (2001: EUR 1.54). Undiluted the earnings per share figure increased to EUR 1.59 (2001: EUR 1.55).

The **organic revenue growth** was a modest 1% and we foresee no marked improvement in 2003. Though we have successfully launched many new products and services, the traditionally successful 'loose-leaf publications' are in decline, resulting in modest overall organic revenue growth for the group.

Electronic revenues accounted for 32% of total revenues of core business (2001: 29%) in line with our projections. Internet products and services contributed the most to this growth.

In 2002 we continued to pursue an active **acquisition program** aimed at complementing our portfolio while also strengthening our leading position in information, software and services. More than 30 acquisitions were made in total. The acquired businesses are giving Wolters Kluwer a strong revenues boost, generating combined annual revenues in excess of EUR 160 million. In the year under review, acquisitions contributed over 4% to our revenue growth and almost 5% to ordinary EBITA. Although substantial funding is available for strategic acquisitions, careful attention will be given to maintaining our credit rating. This could result in a modest acquisition program for the year 2003.

The sale of **non-core activities** has largely been completed. Kluwer Academic Publishers and Bohn Stafleu Van Loghum have already been divested. The sale of both ten Hagen & Stam and ISBW is nearing completion. Total divestments in 2002 accounted for annual revenues of about EUR 0.2 billion. The total gross proceeds of the divestments realized in 2002 amounted to EUR 314 million. This resulted in a 2002 net book profit on divestments of EUR 303 million.

Ordinary free cash flow increased EUR 72 million to EUR 400 million, mainly due to the higher cash flow from operating activities and lower provisions. The **cash flow from operations** decreased EUR 100 million in the financial year, particularly due to a lower ordinary EBITA (minus EUR 35 million), and an unfavorable movement in the organic

working capital of EUR 76 million. The benchmark **tax charge** 2002 worked out at 27% (2001: 31%).

All pension schemes have been analyzed. Due to the decrease of share prices and interest rates in the second half of 2002 the under funding increased substantially. The entire **pension deficit** stemming from the US, the UK and Belgium of EUR 98 million was charged as a non-cash item to the result of 2002 under Dutch GAAP.

The net interest-bearing **debt position** decreased from EUR 2.8 billion (2001) to EUR 2.7 billion. Approximately 75% of the total interest charge is payable in US dollars. Some 75% of our total debt (year-end 2002) was fixed-rate versus 25% variable. The average interest rate in 2002 amounted to approximately 5%. Our current credit ratings are: 'A3/stable outlook' from Moody's and 'Single A minus' from Standard & Poor's.

In line with previous years and indicating our strong belief in the future of the company, we have decided to maintain the opportunity for shareholders to re-invest their **dividend**. On the basis of an unchanged payout ratio of about one third of the benchmark ordinary net income before amortization of intangible fixed assets and exceptional pension charge, we propose to distribute a dividend of EUR 0.55 (2001: EUR 0.53) per share for the financial year 2002.

2003 Financial Reporting
Wolters Kluwer aims to achieve even greater transparency of financial information in the near future. We are taking this step in early compliance with the *International Financial Reporting Standards* that will become effective for us in 2005. Key elements here are to give insight into the accounting treatment of goodwill and other intangibles, staff options, pension funding shortfalls (where applicable) and revenues of electronic products and services. In addition, we will also be introducing first- and third-quarterly trading updates in 2003 – alongside the existing yearly and half-yearly results – ahead of the envisaged adoption of statutory quarterly reporting.

Activities

	Revenues	Revenues	Ordinary EBITA	Ordinary EBITA
	2002	**2001**	**2002**	**2001**
Total EUR million	3,895	3,837	777	812
Non-core/to be divested	340	400	62	84
Continuing activities	3,555	3,437	715	728
Growth in %				
Total	2%	5%	-4%	3%
Continuing activities	3%	9%	-2%	5%

Breakdown of Growth 2002

In %	Revenues	Revenues	Ordinary EBITA	Ordinary EBITA
	2002	**2001**	**2002**	**2001**
Organic				
- Continuing activities	1.3%	2.9%	-3.5%	-9.5%
- Non-core/to be divested	-2.1%	-5.4%	-17.9%	-1.4%
Total	0.9%	1.7%	-5.0%	-8.5%
Reorganization provisions	-	-	-	7.6%
Acquisitions	4.4%	4.6%	4.5%	3.7%
Divestments	-1.1%	-2.4%	-0.6%	-1.2%
At constant currencies	4.2%	3.9%	-1.1%	1.6%
Currency	-2.7%	0.8%	-3.2%	1.3%
Total	1.5%	4.7%	-4.3%	2.9%

Non-core businesses
The revenues of the non-core businesses being divested fell 15% to EUR 0.3 billion. The total divestments in 2002 accounted for annual revenues of about EUR 0.2 billion (including Kluwer Academic Publishers and Bohn Stafleu Van Loghum).

Non-core/to be divested business

EUR million	2002	2001	% Change
Revenues	340	400	-15%
Ordinary EBITA	62	84	-26%
Ordinary EBITA margin %	18%	21%	
FTEs (average)	1,661	1,819	-9%

Media formats
The revenues emphasis shifted further from print towards electronic revenues, which accounted for 32% of total revenues of the core business in the year under review (2001: 29%). Our electronic products clearly have a vital part to play in our future success. CD-ROM revenues advanced almost 4% for the core business while Internet revenues surged by as much as 31% for the core business to EUR 469 million. We met our target of 30% of revenues via electronic products in 2002. About 13% of our revenues are now being realized through the Internet. We expect our strong internet-based products and services to continue growing in the coming years.

Changes in market preferences caused the share of print products in total core revenues to diminish: from 71% (2001) to 68% (2002). 'Print' is, and will for some time remain, our most important revenue and cash generator.

Revenue breakdown

Revenues	2002	%	2001*	%
Internet	469	13%	359	10%
Other online	51	2%	52	2%
Subtotal	520	15%	411	12%
CD-ROM	602	17%	578	17%
Total electronic products	1.122	32%	989	29%
Print	2.433	68%	2.448	71%
Total core activities	3.555	100%	3.437	100%
Non-core activities	340		400	
Total	3.895		3.837	

** Figures 2001 restated for non-core activities*

Performance of the clusters in 2002

Legal, Tax & Business Europe - growth strategy given further shape

EUR million	2002	2001 *	Change in %	Organic growth **	Acquisitions	Divestments	Currencies
Revenues	1,228	1,179	4%	0%	4%	0%	0%
of which electronic products	318	300	6%				
Ordinary EBITDA	274	259	6%				
Ordinary EBITA	230	223	3%	-2%	5%	0%	0%
Odinary EBITA margin (%)	19%	19%					
CAPEX	59	55	7%				
FTEs (average)	7,653	7,436	3%	-2%	5%	0%	

** all 2001 figures adjusted pro forma for transfer of non-core activities*
*** including effect of extra (Internet) product development*

During 2002 the cluster made considerable progress in Europe to reinforce its number one position in its core markets. The revenues of the European operations grew approximately 4% in 2002, particularly as a result of acquisitions. Organic revenue growth was flat but ordinary EBITA improved relative to 2001.

Healthy revenue growth was seen in Central Europe, Italy, France and Scandinavia and Teleroute also delivered a solid performance. The Netherlands achieved a slight decrease in revenues partly caused by declining contributions from the cyclical activities. In Germany growth was mainly realized through strategically important acquisitions but the operations suffered from the struggling economy and local government budget restrictions. Belgium and the UK delivered disappointing results. However, the consultancy activities in the UK advanced strongly, and the first signs of recovery in Belgium became visible towards the end of the year.

In 2002, electronic revenues accelerated to EUR 318 million (26% of cluster revenues). The ultimate ambition is to provide the cluster's markets with continuously enhanced products and know-how. Revenue growth was dampened by the steady decline in demand for loose-leaf publications, which constitute an important source of income in several countries.

Important acquisitions were made to strengthen the portfolio of core activities. In the UK, we acquired ABG Professional Information (the publishing arm of the largest European accountancy institute) while the position in France was reinforced through the acquisition of Val Informatique (environment, health & safety market) and Ciceron (legal market). In Germany two major acquisitions were effected: Verlag Praktisches Wissen (legal, fiscal and business information products) and AnNotext (legal workflow tools). The software activities in Italy were strengthened further with the acquisition of Artel, which services the financial, tax and human resources market.

In 2002, we organized the European operations into three regional groups to enable cross-country cooperation, leverage 'best practices' and bring cluster management closer to operations. In 2003, this process will evolve further, with all non-publishing operations (production, distribution, purchasing, IT) being coordinated by a European Chief Services Officer and all publishing operations by a European Chief Publishing Officer. The cluster will focus specifically on standardizing, improving operational excellence, growth acceleration, portfolio review and its acquisition program.

Legal, Tax & Business North America – Investing for future growth

EUR million	2002	2001 *	Change in %	Organic growth **	Acquisitions	Divestments	Currencies
Revenues	1,214	1,210	0%	2%	4%	0%	-6%
of which electronic products	537	497	8%				
Ordinary EBITDA	363	375	-3%				
Ordinary EBITA	326	340	-4%	-1%	2%	0%	-5%
Odinary EBITA margin (%)	27%	28%					
CAPEX	53	52	2%				
FTEs (average)	6,439	6,221	4%	0%	4%	0%	

* *all 2001 figures adjusted pro forma for the transfer of non-core activities*
** *including effect of extra (Internet) product development*

The cluster is the most profitable within Wolters Kluwer, though slower than expected organic growth resulted in a modest decline in margins overall. LTB North America continued to invest aggressively in 2002, both through acquisitions of higher growth workflow tool companies and internal product development, in order to extend its worldwide market leadership in information of software and services.

Faced with challenging economic circumstances, the US companies managed to increase revenues by 6% in local currencies. The weakening dollar had a negative impact on revenues in reported euros so that revenues only slightly increased, with acquisitions making a sizeable contribution to this increase. Despite lower organic growth in 2002, LTB North America achieved a healthy profit margin of 27%. Due to effective cost controls and efficiency improvements LTB North America managed to limit the negative effects of the disappointing revenue developments, while maintaining investments in new products.

CCH Legal Information Services and Bankers Systems Inc. experienced slower growth due to the sluggish United States economy. CCH US Publishing's results were below expectations, particularly from its traditional loose-leaf publications. Aspen Publishers (the legal publisher) showed healthy revenue growth, due to strong performance of the Loislaw online legal research platform, which grew nearly 50%. Aspen's profit margin narrowed, in part due to additional investments made at Loislaw. CCH Tax Compliance, a leading provider of tax compliance software, posted strong organic growth combined with a slight decrease in operating margin.

The cluster's Internet revenues surged +33% in local currencies demonstrating the benefits of past investments in Internet products. The percentage of electronic revenues increased this year to 44% of total revenues (2001: 41%), with Internet revenues the fastest growing component.

LTB North America acquired 15 companies in 2002 strengthening its positions in compliance research and software tools. CCH acquired Uniform Insurance Services (market leader in the field of property and casualty insurance forms) and the ComplianceWare database (aimed at regulatory compliance in the consumer finance and insurance industries). Aspen Publishers broadened its range of content offerings through the acquisition of a number of strategic products.

LTB North America has made considerable progress in its efforts to better serve its customers and expand its customer base by improving its capabilities in marketing, business development and revenues. LTB North America continued to bring new products to market

at an increased rate thanks to earlier investments made in its market-focused Internet destination sites (for tax, legal compliance, banking and securities professionals).

In order to advance its strategy to better serve its core markets, LTB North America, in 2003, plans to realign its business units by key customer groups, accelerate development of integrated products and create a selective shared services infrastructure for technology, operations and administrative functions. LTB North America will create four new customer focused units to serve professionals in the tax and accounting, legal, financial institutions and corporate legal services markets. The cluster will de-emphasize, and in some cases divest, activities that do not align with its core strategy.

Legal, Tax & Business Asia Pacific - changes and challenges

EUR million	2002	2001	Change in %	Organic growth *	Acquisitions	Divestments	Currencies
Revenues	65	60	8%	0%	8%	0%	0%
of which electronic products	20	18	11%				
Ordinary EBITDA	11	12	-8%				
Ordinary EBITA	9	10	-8%	-12%	4%	0%	0%
Ordinary EBITA margin (%)	14%	16%					
CAPEX	3	3	0%				
FTEs (average)	601	546	10%	-2%	12%	0%	

** including effect of extra (Internet) product development*

In a year of substantial economic downturn in many parts of the region (Singapore, Hong Kong and Japan) the cluster has continued to build a platform for future growth. The cluster's revenues increased about 8%. Revenue growth was primarily achieved through acquisitions in the field of practice management software (Diskcovery, Australia).

Organic growth was flat, partly due to the economic crisis in virtually the entire region, which failed to stage the expected recovery. The operations of CCH Asia (Singapore, Hong Kong, Malaysia) achieved virtually no revenue growth due to the economic downturn in these countries. Electronic products generated almost 31% of the cluster's total revenues.

The businesses have been restructured to provide greater opportunities to leverage scale and further support the cluster's pursuit of operational excellence. In the past year, investments were made in a shared services model to improve the longer-term efficiency (and hence the operating margin) of all business units in the region. This became effective on January 1, 2003. Electronic delivery opportunities have been enhanced. Thanks to the actions taken in 2002 and preceding years, the cluster is well positioned to capitalize on these market opportunities in 2003 and beyond.

Health - strong focus on world market of medical information

EUR million	2002	2001 *	Change in %	Organic growth **	Acquisitions	Divestments	Currencies
Revenues	748	680	10%	5%	10%	0%	-5%
of which electronic products	228	158	44%				
Ordinary EBITDA	147	138	7%				
Ordinary EBITA	131	123	6%	-4%	15%	0%	-5%
Ordinary EBITA margin (%)	17%	18%					
CAPEX	21	22	-4%				
FTEs (average)	2,352	2,230	6%	-1%	7%	0%	

** all 2001 figures adjusted pro forma for transfer of non-core activities*
*** including effect of extra (Internet) product development*

2002 was an important year for the Health cluster. A new strategy was formulated and reorganization was initiated under a new management team. The strategic choice of Wolters Kluwer to grow into the leading supplier of information for professionals in the medical sector and health-related sciences resulted in a good financial performance.

Health revenues grew 15% in local currencies (+10% in euros) in the past year. Organic growth came to a healthy 5%, with all operations making a contribution to this result. Despite the reorganization costs, the operating margin remained at almost the same level as in 2001.

Health provides research and clinical information in all formats, initially as publications but ultimately embedded in tools. Near-term, Health is expanding its portfolio of must-have offerings for key institutional segments across the full spectrum of content, platform and tools. In addition, the cluster is renewing its educational offering (traditional texts and study materials), while positioning its research and evidence-based content as an element of clinical practice tools. In parallel, Health is expanding its presence in databases and tools that support practitioners' workflows and decision-making.

The cluster's electronic revenues were EUR 228 million, about 30% of cluster revenues. Ovid's online services experienced particularly strong growth thanks to the integration of SilverPlatter, but also due to the reinforcement of the journal offerings.

Medi-Span (leading supplier of electronic drug guides and clinical information), which was acquired in 2001, was integrated according to plan and ended the year with good financial results. Kluwer Academic Publishers, which no longer matched the cluster's strategy, was sold as planned. Ovid, the most important online platform of the Health cluster, achieved strong growth, partly as a result of the integration of SilverPlatter, acquired in 2001.

The portfolio has been reorganized to strengthen the cluster's customer focus and enable cross-cluster coordination. Marketing and distribution have been rationalized. Health is currently implementing new core processes in the areas of finance, technology and human resources. Health aims to grow into the global market leader in information for health and medical professionals. The cluster is well positioned to achieve that goal.

Education – product developments

EUR million	2002	2001	Change in %	Organic growth *	Acquisitions	Divestments	Currencies
Revenues	300	308	-2%	-3%	1%	0%	0%
of which electronic products	19	16	19%				
Ordinary EBITDA	64	68	-6%				
Ordinary EBITA	56	61	-8%	-8%	0%	0%	0%
Ordinary EBITA margin (%)	19%	20%					
CAPEX	11	10	10%				
FTEs (average)	1,486	1,441	3%	0%	3%	0%	

* *including effect of extra (Internet) product development*

Overall the Education cluster lived up to the expectations formulated at the beginning of the financial year. The results in its key markets (Sweden and the Netherlands) were even better than expected. The cluster met the targeted operating result and maintained or expanded its market share in almost all fields.

Educational publishing revenues decreased in 2002 by 2%, which was still 1% better than expected. Organic revenue growth was -3%. The anticipated decline was mainly attributable to curriculum cycle effects in several countries, including the Netherlands. Revenues of schoolbooks in Germany and the United Kingdom were lower than anticipated as schools allocated a larger part of their budgets to other needs such as school maintenance and teacher recruitment. Despite significant investments in successful new product development, the operating margin was approximately 19%. The margin was more or less maintained partly thanks to stringent cost management and more direct control from the cluster. The electronic revenues in the Education cluster increased in 2002 to EUR 19 million. In 2002 Moorhouse Black, a provider of distance learning services for schools, was acquired in the United Kingdom.

With its leading market positions and strong brands in the schoolbook business, Education is well positioned to take advantage of new opportunities arising in traditional markets such as e-learning, management and testing. The focus on new business in combination with well-structured acquisition in its core market (schoolbooks) is starting to pay off. These factors should translate into concrete results at year-end 2003, with further expansion expected in 2004.

Dividend

In line with previous years, we offer our shareholders the choice between cash or stock dividend. With the latter option, the dividend can be re-invested. On the basis of an unchanged payout ratio of about one third of the benchmark ordinary net income before amortization of intangible fixed assets and exceptional pension charge – we propose to distribute a dividend of EUR 0.55 (2001: EUR 0.53) per share for the financial year 2002.

The dividend-proposal will be put to the Annual General Meeting of Shareholders on April 16, 2003 after which the shareholders will be asked to make their choice known. The stock dividend will be determined on April 25, 2003 (after close of trading). The dividend will be payable as from April 29, 2003.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently.

Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor

Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

The 2003 Annual General Meeting will take place on April 16.
Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half: August 12, 2003
Trading update 3rd quarter: November 12, 2003

Press Release

Wolters Kluwer

Internet:
www.wolterskluwer.com

For more information, please contact:
Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

EUR million

	2002		2001	
Revenues		3,895		3,837
Cost of raw materials, subcontracted work and other external expenses	1,060		1,041	
Personnel costs	1,210		1,158	
Depreciation	118		107	
Other operating expenses	730		719	
Exceptional pension item	98		---	
Total operating costs		3,216		3,025
Operating income before amortization of intangible fixed assets (EBITA)		679		812
Amortization of intangible fixed assets		- 415		- 353
Operating income after amortization of intangible fixed assets		264		459
Financing results		- 141		- 179
Income before taxation		123		280
Taxation on income		- 88		- 172
Income after taxation		35		108
Non-consolidated and minority interests		- 10		- 4
Results on divestments (before taxation)	314		38	
Taxation on results on divestments	- 11		- 2	
Results on divestments (after taxation)		303		36
Net income		328		140
		=====		=====

Benchmark figures

	2002	2001
Revenues	3,895	3,837
Ordinary EBITDA	895	919
Ordinary EBITA	777	812
Ordinary EBITA margin %	20%	21%
Ordinary net income	453	436
Diluted ordinary EPS 1)	EUR 1.52	EUR 1.54

Reconciliation between net income and benchmark figure

	2002	2001
Net income	328	140
Amortization of intangible fixed assets	415	353
Tax on amortization	- 48	- 21
Results on divestments (after taxation)	- 303	- 36
Exceptional pension item(after taxation)	61	---
Ordinary net income	453	436
1) Based on weighted average number of shares 'fully diluted' (x mln.)	314.62	289,66

CONSOLIDATED BALANCE SHEET

EUR million (after profit appropriation)	**December 31, 2002**		**December 31, 2001**	
Fixed assets				
Intangible fixed assets	3,791		4,715	
Tangible fixed assets	296		326	
Financial fixed assets	20		35	
Total fixed assets		4,107		5,076
Current assets				
Stocks/inventories	171		206	
Accounts receivable	1,538		999	
Cash and cash equivalents	293		239	
Total current assets	2,002		1,444	
Current liabilities	- 1,613		- 1,741	
Working capital		389		- 297
Capital employed		**4,496**		**4,779**
Long-term loans				
Subordinated bond loans	410		594	
Bond loans	1,527		1,527	
Loans from credit institutions	53		9	
Total long-term loans		1,990		2,130
Provisions		331		343
Minority interests		3		2
Convertible bond loan		700		700
Perpetual cumulative subordinated bond		225		225
Shareholders' equity				
Issued share capital	34		34	
Share premium reserve	93		92	
Non-distributable reserve for translation differences	51		393	
Other reserves	1,069		860	
Total shareholders' equity		1,247		1,379
Total financing		**4,496**		**4,779**
Net interest bearing debt 1)		2,664		2,821
Guarantee equity 2)		2,070		2,200
Shareholders' equity to total assets		0.20		0.21
Guarantee equity to total assets		0.34		0.34

1) Defined as: sum of total third party loans, convertible bond loan, perpetual cumulative subordinated bond, cash loans, minus cash and cash equivalents and value at spot rates of forward exchange and cross currency swap contracts.
2) Defined as: sum of subordinated bond loans, minority interests, perpetual cumulative subordinated bond and total shareholders' equity.

CONSOLIDATED CASH FLOW STATEMENT

EUR million

	2002		2001	
Operating income before amortization of intangible fixed assets (EBITA)	679		812	
Depreciation	118		107	
EBITDA	797		919	
Autonomous movements in working capital	- 53		23	
Exceptional pension item	98		---	
Cash flow from operations		842		942
Financing costs	- 131		- 180	
Paid corporate income tax	- 109		- 160	
Appropriation of reorganization provisions	- 28		- 37	
Other	1		- 15	
		- 267		- 392
Cash flow from operating activities		575		550
Net expenditure fixed assets	- 147		- 151	
Appropriation of acquisition provisions	- 28		- 71	
Acquisition spending	- 300		- 502	
Divestments of activities	30		60	
Cash flow investments		- 445		- 664
Cash flow surplus/(deficit)		130		- 114
Exercise of stock options	1		7	
Movements in long-term loans	- 136		557	
Movements in short-term borrowings	184		---	
Movements in bank debts	- 5		- 219	
Dividend payments	- 92		- 72	
Repurchased shares	- 24		---	
Cash flow financing		- 72		273
Net cash flow		58		159
Cash and cash equivalents as at January 1	239		79	
Exchange differences on cash and cash equivalents	- 4		1	
		235		80
Cash and cash equivalents as at December 31		293		239

	2002	2001
Benchmark figures		
Ordinary free cash flow	400	328
Diluted ordinary free cash flow per share 1)	EUR 1.35	EUR 1.17

Reconciliation between cash flow from operating activities and benchmark figure

	2002	2001
Cash flow from operating activities	575	550
Net expenditure fixed assets	- 147	- 151
Appropriation of acquisition provisions	- 28	- 71
Ordinary free cash flow	400	328
1) Based on weighted average number of shares 'fully diluted' (x mln.)	314.62	289.66

Press Release

Wolters Kluwer

Wolters Kluwer nv
January 29, 2003

<u>Wolters Kluwer – ordinary net income over 7% up</u>
Preliminary un-audited results 2002

Wolters Kluwer announced today the preliminary un-audited results over the full year 2002.

- **The preliminary un-audited results over 2002 are consistent with the outlook given by management last March and reiterated during the year 2002.**
- **Ordinary net income (before amortization of intangibles and an exceptional non-charge charge for pension deficits) increased over 7%, in constant currency terms.**
- **Exceptional non-cash charge for pension deficits before taxes of EUR 98 million.**
- **Total revenues increased by 4% (at constant currencies) and reached a level of EUR 3.9 billion.**
- **EBITA decreased by 1% (at constant currencies).**
- **EBITA margin over the full year 2002 was 20%.**
- **Results on divestments of approximately EUR 300 million.**
- **Net income at around EUR 320 million.**
- **Benchmark ordinary EPS before amortization of intangibles fixed assets and pension deficits 'fully diluted' at least EUR 1.52.**

Variances in %	Revenues	EBITA	Ordinary net income *
Organic	1%	-5%	
Acquisitions	4%	4%	
Divestments	-1%	0%	
At constant rates	**4%**	**-1%**	**7%**
Currency	-3%	-3%	-4%
Total (Euro terms)	**1%**	**-4%**	**3%**

* *Ordinary net income before amortization intangibles and exceptional non-cash charge for pension deficits.*

<u>Pension deficit</u>
Under Dutch accounting rules, the total pension deficits before taxes of EUR 98 million have been charged to the profit and loss account. As result of this treatment, Wolters Kluwer was at year-end 2002 fully provided for the outstanding pension deficits.

Overview business activities

Legal, Tax & Business
Total revenues of the Legal, Tax & Business activities increased by more than 2% overall, totalling EUR 2.5 billion in 2002. The EBITA margin was 23% and an organic revenue growth rate close to 1%.

In **Europe**, total revenues increased by 4%, mainly by acquisitions, in EUR terms to EUR 1.2 billion. The EBITA margin was 19%. The organic revenue growth rate was flat.

Developments in Europe were better than in the year 2001. Our Dutch and Belgian activities started to improve, although the situation in the United Kingdom remains difficult. Overall progress has been made in strengthening our number one position in the European legal markets. Wolters Kluwer entered the final stage of the development of legal content databases for all the European activities. The European medium neutral interlinked storage program has been intensified, thereby enhancing our market position.

We reinforced our positions in the European core areas with acquisitions such as ABG Professional Information (publishing arm of Europe's largest accountancy institute, UK), AnNoText (workflow software for law firms in Germany); Verlag Praktisches Wissen GmbH (knowledge and information products in the fields of law, tax and business, Germany); Val Informatique (health, safety and environment market, France); Ciceron (legal market, France); Artel (financial, tax and HR markets, Italy).

In **North America** revenues amounted to USD 1.2 billion in 2002. The EBITA margin was 27%.The overall revenue growth rate in USD terms was more than 5%. Organic revenue growth was 2%.

The North American operations again realized strong revenue growths -under adverse economic circumstances- above average. Acquisitions contributed significantly to the overall growth rate. CCH Tax Compliance, leader in tax compliance software for professionals, performed especially strongly. Bankers Systems Inc.'s introduction of "end to end" lending and deposit suites and solutions for the community bank market have been well received. BSI is a key factor in the North America strategic objective for growth as a provider of workflow and productivity tools to the financial services industry. Aspen Publishers' Loislaw continued to see increased revenue growth of over 50% compared to 2001.

Strategic North American acquisitions in the fields of tax and business include Andersen's Accounting Research Manager (online accounting and auditing databases), Gainskeeper, Inc. (accounting system and solutions), Bowne & Company, Inc.'s securities publishing division and esalestax.com, Inc. (Internet-based tax compliance applications).

Revenues in **Asia Pacific** increased by more than 7% in AUD terms to AUD 0.1 billion, mainly by acquisitions. The EBITA margin was 14%. The organic revenue growth rate was flat.

Diskcovery, Australia's leading IT legal support and archive manager (acquired 2002), and Ringtail Asia Pacific (acquired 2001), now enable us to offer a total document management and IT outsourcing solution unique to the Australian legal market.

Health

Revenues of the Health activities were up 15% in USD terms to USD 0.7 billion. The EBITA margin was over 18%. The organic revenue growth rate was 5%.

Wolters Kluwer's new strategy for leadership in medical and health-related professional information services resulted in an improved performance over the full year 2002. Following the portfolio review of this cluster resulted in the reorganization of the operating companies in four customer groups: Medical Research, Professional & Education, Pharma Solutions, and Clinical Tools. The cluster's strategy is to expand its portfolio of top medical content, increase its market share in medical research, accelerate growth of clinical tools, and revitalize its core text, reference and pharmaceuticals businesses.

Medi-Span, a leading US drug and clinical information database, acquired end of 2001, was successfully integrated and is operating according to plan. The non-health related operations (Kluwer Academic Publishers) were divested at the end of 2002.

Education

In line with budget, revenues decreased by more than 2% in EUR terms to EUR 0.3 billion in 2002. The EBITA margin was 19%. The organic revenue growth rate was -3 %.

Despite adverse market conditions in Germany and the United Kingdom and the effects of the purchase cycle in the Netherlands, the EBITA is at planned level, albeit lower than in 2001.

The Education cluster strengthened its position in the United Kingdom with the acquisition of Moorhouse Black (distance learning services).

Non core activities

Total revenues of the non-core/to be divested business declined by 15% in EUR terms to a level of EUR 0.3 billion. Divestment of non-core activities is completed for Kluwer Academic Publishers and Bohn, Stafleu Van Loghum. The divestment of ten Hagen & Stam is close to completion. ISBW is still under the process of being sold.

Please note that this press release is based on preliminary figures and data for the full year 2002. The final and audited financial results for the year 2002, including the profit and loss account, balance sheet, cash flow statement and other financial details, including the Outlook for 2003, will be released on March 11, 2003 before trading. Wolters Kluwer will release quarterly trading updates over the first and third quarters.

For consensus figures of sell-side analysts who actively follow Wolters Kluwer please see www.wolterskluwer.com (Investor relations/Analysts).

Press Release

Wolters Kluwer

Note for the editor:
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education. The Wolters Kluwer shares are quoted on the Euronext Amsterdam. The Annual General Meeting of Shareholders will take place on April 16, 2003. The financial results for the first half year 2003 will be announced on August 12, 2003.

Internet:
www.wolterskluwer.com

For more information, please contact:

Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Press Release

Wolters Kluwer

Annex to Press Release January 29, 2003

PRO FORMA
PRELIMINARY UN-AUDITED PROFIT AND LOSS ACCOUNT

EUR million	**2002**	**2001**	**+/- %**
Revenues	3,894	3,837	+1%
Operating income before amortization of intangible fixed assets (EBITA)	777	812	-4%
Financing results	(149)	(182)	--
Taxation	(173)	(193)	--
Minority interests	(2)	(1)	--
Ordinary net income (before amortization)	**453**	**436**	+3%
Net amortization	(371)	(332)	%
Net results on divestments	300	36	%
Net pension deficits	(62)	--	%
Net income	320 =====	140 =====	--
EPS before amortization of intangible fixed assets and results on divestments 'fully diluted' 1)	EUR 1.52	EUR 1.54	-1%

1) Based on weighted average number of shares 'fully diluted' (x mln.)314.7 289.7